
05064853









Mosaic™

CO

Meet Mosaic

The Mosaic Company 2005 Annual Report







Mosaic will be the global leader in nourishing crops, delivering distinctive value to world agriculture and to all we touch.


SEC MAIL PROCESSING
RECEIVED
AUG 25 2005
209
WASH. D.C.
SECTION

Meet Mosaic

We're Mosaic, the world's largest combined producer of phosphate and potash and a leading supplier of nitrogen. By supplying the vital nutrients the world needs to grow crops, we're a critical link in the global food supply chain.

We're a newly formed public company created through the combination of agribusiness leaders Cargill Crop Nutrition and IMC Global.

We're well established in growing markets around the world with more than $5 billion in pro forma annual sales and decades of experience in mining, processing and delivering crop nutrients. Our mining resources, operational expertise and in-depth knowledge of local markets are second to none. Our global customers benefit from Mosaic's risk management skills, supply chain experience and logistics capabilities.

We're a highly motivated company pursuing excellence in all that we do and for all those we touch. Combining a proven business model, strong operating units, and exceptionally skilled people, we're greater than the sum of our parts.

We're determined to generate superior returns for our shareholders through the hard work of our engaged employees.

We're honored to earn your trust.



Mosaic President and Chief Executive Officer Fritz Corrigan (right) assesses phosphate mining operations in South Fort Meade, Florida, with Steve Pinney, Senior Vice President of Phosphate Operations (left). One of Mosaic's draglines is in the background.

To Our Shareholders

On behalf of our more than 8,000 employees around the world, let me introduce you to Mosaic and show you why we're so excited about our business and our future.

Introducing A New Company

When the combination of Cargill Crop Nutrition and IMC Global was completed on October 22, 2004, a new company in the global crop nutrition business was born. With more than $5 billion in pro forma annual sales, a diversified business portfolio, and an established, global distribution network, Mosaic was an industry leader from its inception.

In our first fiscal year, Mosaic earned $165 million, significantly better than the likely results of the two predecessor companies as separate entities. We accomplished this, in part, by generating significant savings from the synergy of combining products, services and operations.

From the very beginning we believed – as we do today – that Mosaic has the right model, the right resources and the right people to advance our already strong market position. Our vision is to become the global leader in nourishing crops, delivering distinctive value to world agriculture and to all we touch.

The Foundation for Mosaic's Success

For any entity to grow, it has to have strong roots. The strong heritage of Cargill Crop Nutrition and IMC Global provided an important platform from which to launch Mosaic. We continue to benefit from our ongoing relationship with Cargill as a majority shareholder and trusted business partner. We benefited from collaborating with Cargill during our transition from private entity to public company, and we're benefiting from Cargill's ongoing involvement as a valued customer and service provider. Mosaic remains in excellent position to leverage this unique relationship.

An objective view of the crop nutrient market – and Mosaic's place in it – demonstrates why our confidence in achieving our vision is well placed.

First, Mosaic is the world's largest phosphate producer by a wide margin. Our 12.1 million tonnes of phosphate fertilizer capacity is larger than the next five competitors combined. In fiscal 2005, we also were the world's largest miner of potash, producing more than 9.4 million tonnes from six North American mines. In addition, we produce and distribute nitrogen products, making Mosaic a significant global producer and supplier of all three major crop nutrients. Sales of phosphate, potash and nitrogen products have been strong worldwide, and we expect this trend to continue during our first full fiscal year, especially in our Potash segment, where demand, prices and volumes continue to rise.

Of additional strategic significance is the distinct competitive advantage Mosaic holds through our Offshore segment, a well-established global production and distribution network that currently accounts for approximately 28% of our revenues. Through a series of blending and distribution facilities in 11 countries, we are able to provide unique nutrient solutions to local customers around the world. In addition, we have equity interests in phosphate production facilities in Brazil and China. This vertically integrated supply chain enables us to reduce costs and offer convenient and timely delivery to our customers' warehouses. Further, this system allows us to better understand our customers' needs and to adapt quickly to changes in global supply and demand.

Some may argue that being in the crop nutrition business isn't unique or noteworthy. At Mosaic, we believe *the way* we are in the crop nutrition business – being #1 worldwide in combined phosphate and potash production, focusing on the entire supply chain, owning our own global distribution network and executing diligently every time – is the *right* way. When you leverage these unique strengths with more than 100 years of global agribusiness experience like we're doing at Mosaic, you have a winning business model.

Our Priority: Execution

Our predecessor companies brought a history of operational excellence to Mosaic, and we are committed to operating with world-class execution and financial discipline across our business segments.

We believe that no other company in our industry can match our broad diversification, global reach and market expertise, and these strengths position us to deliver superior returns for our shareholders. Our primary focus in fiscal 2006 will be to generate cash, a significant portion of which we will use to pay down existing debt. To do this, we will continue to harvest cost synergies, which we project will generate $145 million in annual pre-tax run-rate savings by May 2007. In our first seven months, we achieved $62 million. We are reducing mining and processing costs, minimizing use of working capital, and investing to strengthen our competitive position.

Through the teamwork of our phosphate employees, we are managing the huge impact from last year's three hurricanes and the ongoing heavy rains in Florida. And while this extra effort is expensive, we have improved our phosphate segment earnings considerably.

Inside Mosaic's Strategy

Mosaic has a four-pronged strategic approach to the global crop nutrient market, which yields long-term competitive advantages

> Focus on Execution

to achieve operational excellence across business segments, capture synergies, minimize costs and increase profitability

> Create Enthusiastic Customers

to provide enhanced product and service offerings to our customers, and design unique business solutions and value

> Leverage our Diversification

to participate in all segments of the global fertilizer business, deliver a wide range of products to customers, minimize risk and maximize economies of scale

> Strengthen the Balance Sheet

to improve cash flow, pay down debt, and become investment grade



A professional team executes well in all it does. We are not at the level of performance that we expect of ourselves yet, but we have made great strides toward our goals already. We started by taking our employee safety performance up dramatically as we worked to integrate two cultures around a common mindset that the safety of our teammates comes before all other operating results. We finished our first seven months as a new company with a pace-setting record for the crop nutrition industry.

Making a Good Start Better – More Than 8,000 Reasons Why We'll Succeed

We believe that success begins with engaged employees. Employees who are engaged provide excellent service to customers, they give back to the local communities where they live and where Mosaic does business, and they deliver superior value to our shareholders.

Our stub year – the day we formed Mosaic last October through our May 31, 2005, fiscal year end – was a period of foundation building and was reflected in our financial results. The numbers demonstrate that we made good progress in our first seven months, but we still have much to do.

We will continue to integrate people, systems, processes, and cultures to create one Mosaic in fiscal 2006. We will focus on generating cash through operational excellence and financial discipline. We also are implementing plans that we expect will lead to substantially improved financial results. We enter fiscal 2006 with great confidence and enthusiasm.

In pursuit of making our vision a reality, I am fortunate to be a member of a team of more than 8,000 of the most talented, committed and effective employees I've had the privilege to know in my 39 years in business. I am confident that Mosaic's best days are ahead of us.

It is for all of these reasons – our model, our leadership, our discipline, our determination, our people – that I believe Mosaic is a company worthy of your continued support and trust.

Sincerely,

F.W. Corrigan
President and Chief Executive Officer

Company Overview

What Comprises Our Mosaic?

- Combination of Cargill Crop Nutrition and IMC Global in October 2004
- $4.4 Billion in Reported Net Sales and $5.5 Billion in Pro Forma Net Sales
- More than 8,000 employees worldwide
- World's largest phosphate producer – larger than the next five competitors combined
- The largest miner of potash worldwide in fiscal 2005
- Industry-leading operational expertise
- Global footprint in all fertilizer businesses with the most diversified portfolio (Phosphate, Potash and Nitrogen)
- Global participant in the links of the supply chain – from digging ore to delivering crop nutrient solutions – with distribution channel ownership and distribution businesses in the world's most populous and rapidly growing countries
- Relationship with Cargill – whose knowledge and insights about global agriculture provide a unique advantage

2005 Net Sales by Business Segment (by percent)



Nitrogen
3
Potash
20
Phosphate
49
28
Offshore

Business Segments



Phosphate

Mosaic's Phosphate segment consists of mines and processing plants in Florida that produce phosphate fertilizer and feed phosphate. We also own and operate processing plants in Louisiana that produce phosphate fertilizer. Our phosphate fertilizer and feed phosphate products are sold throughout the world.

Potash

Mosaic's Potash segment consists of mining and processing facilities in Canada and the United States. We operate four potash mines in Saskatchewan, one mine in New Mexico, and one mine in Michigan. Our potash is sold throughout the world, principally as fertilizer.





Nitrogen

Mosaic's Nitrogen segment includes the exclusive marketing of nitrogen products for Saskferco Products Inc., a Saskatchewan-based corporation in which Mosaic owns 50% – as well as nitrogen products purchased from third parties and sold by Mosaic. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate (UAN) that is sold primarily in western Canada and the northern United States.

Offshore

Mosaic's Offshore segment consists of fertilizer blending and bagging facilities, port terminals and warehouses in 11 countries as well as production facilities in Brazil and China. Our businesses in Brazil make us the second largest producer and distributor of blended fertilizers in that country. In China, we have equity in a diammonium phosphate (DAP) granulation plant in the Yunnan province.





Phosphate Dragline / South Fort Meade, Florida

Phosphate

Phosphate is a vital and versatile element for food production throughout the world. It is one of the three major crop nutrients and is an important animal feed supplement. Phosphate also is used in a number of food and beverage products, as well as in a variety of industrial applications. All phosphate products are produced from phosphate rock, a mineral ore found in sedimentary and igneous deposits that are concentrated in a relatively small number of locations worldwide.

Mosaic is the largest producer of processed phosphate products in the world, with operations fully integrated from the rock mine to the concentrates plant to the distribution warehouse. Mosaic rock is mined in central Florida and is processed into crop nutrient and animal feed products at facilities in Florida and Louisiana. Phosphate products are then exported to approximately three dozen countries and the North American market. Outside North America, Mosaic has significant investments in phosphate production facilities in Brazil and China.

Mosaic mined 20.9 million tonnes of phosphate rock in fiscal 2005, accounting for approximately 14% of the global output and 55% of U.S. phosphate production during the year. Mosaic's seven phosphate mines have a combined annual capacity of 24 million tonnes. Mosaic has approximately 565 million tonnes of rock reserves in Central Florida – equivalent to 27 years' supply at last year's mining rates.

3.2

MILLION TONNES

Mosaic's total phosphate capacity


U.S. Phosphoric Acid Operating Rates
(In Percentage, Fertilizer Year Ending June 30)
100
95
90
85
80
0
98
99
00
01
02
03
04
05


NORTH AMERICA PHOSPHATE OPERATIONS
Hopewell
Riverview
New Wales
Kingsford
Bartow/Mulberry
Green Bay
Hookers Prairie
South Pierce
POLK CO.
HILLSBOROUGH CO.
South Fort Meade
Fort Green
Four Corners
HARDEE CO.
MANATEE CO.
Wingate
LOUISIANA
FLORIDA BY COUNTY
Faustina
Uncle Sam
DE SOTO CO.

Mosaic is the world's largest producer of phosphate

2005 Phosphate Rock Capacity, by Mine
(1,000 Tonnes Rock)

MINE	CAPACITY
Fort Green	4,900
Four Corners	6,710
Hookers Prairie	2,090
Hopewell	620
Kingsford	2,720
South Fort Meade	5,605
Wingate	1,089
Total	**23,734**

2005 Phosphate Fertilizer Capacity by Product
(1,000 Tonnes of DAP, MAP, ME and TSP)

PRODUCT	CAPACITY
DAP	7,580
MAP	3,250
MAP Powder	320
ME	200
TSP	730
Total Fertilizer	**12,080**
Feed Phosphates	1,100
Total Phosphates	**13,180**

Even with these considerable reserves, a key strategic initiative for Mosaic is to optimize mining operations to ensure the company is the industry's low-cost producer. The industry-wide trend of incremental cost increases in mining phosphate rock needs to be reversed. Having the most skilled phosphate engineers in the world and a management team dedicated to applying systematic and rigorous financial discipline across the enterprise gives Mosaic a healthy advantage in accomplishing the task. To minimize phosphate rock costs, Mosaic is pursuing plans to have fewer, larger mines, while leveraging advantages in proprietary technology, phosphate mining expertise and economies of scale.

Phosphate rock is converted to phosphoric acid, which is an intermediate product used to produce high analysis phosphate fertilizer, animal feed ingredients and industrial products. Mosaic is the largest phosphoric acid producer in the world, with combined annual capacity of 5.6 million tonnes P_2O_5 – nearly twice the capacity of its closest competitor – accounting for 13% of total global capacity. Mosaic currently produces phosphoric acid at six facilities in the United States – five in Florida and one in Louisiana. Phosphoric acid production totaled 4.9 million tonnes in fiscal 2005, accounting for approximately 15% of global output and 47% of U.S. phosphoric acid production last year.

The leadership gap between Mosaic and its competition is best exemplified in finished phosphate products. Mosaic accounts for nearly 17% of the global phosphate fertilizer capacity and 58% of U.S. capacity – 12.1 million tonnes of product annually – whereas the next largest competitor accounts for only 4% of the world total. Mosaic currently produces diammonium phosphate (DAP), monoammonium phosphate (MAP) and triple superphosphate (TSP) as well as its own line of branded specialty products, MicroEssentials™ (ME).

Beyond the economies of scale advantages Mosaic enjoys in production capacity, its facilities also offer remarkable flexibility. Six of Mosaic's 15 granulation plants can produce either DAP or MAP, enabling Mosaic to adjust its product mix quickly and efficiently to fulfill changing demand needs.

In addition to capacity and flexibility, another critical competitive advantage Mosaic has throughout its Phosphate segment is the strategic location of its processing facilities. Each of its operations is less than 50 miles from the nearest port, thereby providing timely and cost-effective access to expanding international markets. Mosaic's phosphate products are primarily exported through the Phosphate Chemical Export Association, Inc. (PhosChem), which serves as a U.S. export association.

Creating world-class operations in this area presents significant but surmountable short-term challenges. The onslaught of hurricanes that ravaged Florida in 2004 also delivered temporary setbacks to Mosaic's processing activities. The costs of water treatment adversely affected Mosaic's first year phosphate earnings. There will be ongoing costs in treating the water to environmental standards.


16
Mosaic

Phosphate Dragline / South Fort Meade, Florida

Rounding out Mosaic's Phosphate segment is feed phosphate, where the company's global footprint comes to the fore. Mosaic produces feed phosphate at its Riverview and New Wales facilities in Florida as well as at its Cubatao complex in Brazil. The three facilities have a combined capacity of 1.1 million tonnes per year. Production exceeded 960,000 tonnes last year – making Mosaic the largest feed phosphate provider in the world. Mosaic's family of brands – Dynafos™, Biofos™ and Multifos™ – represents and upholds the company's reputation for high quality feed phosphate products.

To further advance the Phosphate segment, a key priority is realizing $90 to $110 million in annual pre-tax run rate cost synergies in the segment – nearly two-thirds of the $145 million savings forecast for the entire Mosaic enterprise by the end of fiscal 2007. Additionally, we will focus on operational cost reductions.

Total revenue for Mosaic's Phosphate segment for fiscal 2005 was $2.1 billion. The segment contributed $89 million in operating earnings. Mosaic is confident that costs can be contained, mining and processing fundamentals can be improved and operating earnings can grow steadily over time.



4-Rotor Miner / Esterhazy, Saskatchewan

Potash

Potash is another vital crop nutrient that is used to more effectively grow and sustain crops throughout the world. Other uses of potash range from glass manufacturing to oil and gas drilling.

Mosaic is a global leader in potash production and distribution. In fact, Mosaic mined and sold more tonnes of potash during calendar year 2004 than any other company in the world. Mosaic operates six potash mines in North America – four large-scale mines in Saskatchewan, Canada, and two smaller-scale mines in the United States. Annual capacity, excluding tonnage tolled for third parties, totals approximately 9.3 million tonnes of product, or 5.2 million tonnes of nutrient. Mosaic accounts for approximately 14% of global and 35% of North American capacity.

Production for fiscal 2005, excluding toll tonnage, was 8.5 million tonnes of product, or 4.9 million tonnes of nutrient. Mosaic accounted for approximately 15% of global and 42% of North American potash production last year.

Approximately 60% of Mosaic's potash output is shipped to North America. The remaining 40% is exported through Canpotex, the export association of the Saskatchewan potash producers. Countries such as Brazil, China, Japan and Korea – with large populations and improving standards of living – depend on potash fertilizer products to keep pace with their expanding food production needs.

9.3

MILLION TONNES

Mosaic's 2005 potash capacity excluding toll production

World Potash Import Demand

(Million Metric Tonnes K_2O, Source: IFA and Mosaic)



30
20
10
0
98
99
00
01
02
03
04
05F
Asia
Latin America
USA
Europe
Other

NORTH AMERICA POTASH OPERATIONS



Colonsay
Belle Plaine
Esterhazy K1/K2
Hersey
Carlsbad

n calendar year 2004, Mosaic was the world's largest miner of potash



2005 Potash Capacity by Mine

(1,000 Tonnes Product)

MINE	TECHNOLOGY	PRODUCT	CAPACITY
Canada			
Belle Plaine	Solution	White MOP	2,760
Colonsay	Shaft	Red MOP	1,810
Esterhazy K1/K2	Shaft	Red MOP	3,810
Canada Total			**8,380**
United States			
Carlsbad	Shaft	Red MOP	500
		K-Mag	1,200
Hershey	Solution	White MOP	150
United States Total			**1,850**
North America Total			**10,230**
Less Toll Production			**953**
Mosaic Capacity			**9,277**





Mine Face / Esterhazy, Saskatchewan

Helping to drive and sustain Mosaic's significant potash production are the company's Belle Plaine and Esterhazy mines. Belle Plaine and Esterhazy are the world's largest potash solution mine and the world's largest underground potash mine, respectively. The Belle Plaine facility is recognized as a global leader in potash solution mine technology, using many proprietary techniques to produce more than 17 different agricultural and industrial products. With more than 100 years of mine-able potash in the ground at Belle Plaine, and plans to expand capacity at Esterhazy to 4.2 million tonnes annually by the fall of 2006, Mosaic is prepared to meet the growing worldwide demand for potash for generations to come.

Industry trends point to continued growth in the global potash market. Import demand for potash remains exceptionally strong, up 26% over the last three years. Likewise, global potash prices also are on the rise. In major markets around the world, the price for potash has increased 80% in the last two years. These market developments signal more good news for Mosaic and its shareholders. As global demand and prices rise, Mosaic's profit margins also rise. Thus, potash is not only a growing segment, it is also a core business for Mosaic.

To sustain and advance industry leadership as the low-cost producer in potash, and build upon the excellent financial returns of the past year, Mosaic will focus on improving operational excellence throughout the Potash segment. Additionally, Mosaic is striving for reduced costs and better overall execution of its mining, production and delivery capabilities, and is expanding modestly in response to demand.

Total revenue for Mosaic's Potash segment for fiscal 2005 was $860 million. The segment contributed $228 million in operating earnings.

Nitrogen

Nitrogen constitutes 80% of the air we breathe and is an essential and widely used nutrient that is needed in large quantities as a fertilizer around the world. For Mosaic, nitrogen fits perfectly into the company's robust and expanding crop nutrient portfolio. While nitrogen is a smaller segment compared to Mosaic's phosphate and potash operations, it is a highly efficient and profitable business.

Mosaic has 50% equity ownership in Saskferco. Mosaic provides the distribution channel for Saskferco's nitrogen production, and there are many factors that contribute to Saskferco's year-over-year success. Constructed in the early 1990s, the nitrogen plant is the most recently built facility and one of the most efficient of its kind in North America. The latest technologies and processes have been incorporated into its design, enabling the plant to operate with some of the lowest energy costs in North America.

The location of the nitrogen operation in Saskatchewan, Canada, also provides material cost and pricing advantages for Mosaic. The cost of gas is lower in Canada than it is for plants in the United States, thereby lowering the plant's operating cost. In the coming years, Mosaic expects to benefit from the plant's record of operational excellence and solid returns.

Total revenue for Mosaic's Nitrogen segment for fiscal 2005 was $113 million. The segment contributed $11 million in operating earnings. In addition, Saskferco added $15 million of equity in net earnings to the Nitrogen segment.

NORTH AMERICA NITROGEN OPERATION


Saskferco

Saskferco Nitrogen Production
(1,000 Tonnes)

	ANNUAL CAPACITY	TONNAGE FOR SALE
Ammonia	650	30
Urea Solution	1,000	na
Granular Urea	1,000	880
Nitric Acid	80	na
AN Solution	100	na
UAN Solution (28%)	230	230
MicroCran Feed Urea	50	50
Total		1,190



50%

OWNERSHIP

Mosaic equity interest in Saskferco


ARMADA



Vessel In Port

Offshore

Mosaic's production and distribution capabilities and our international team of local experts in countries outside of North America comprise a key leverage point and an important competitive advantage in the worldwide crop nutrient market. Mosaic's distribution networks and longstanding relationships provide exceptional insights into local economies, changing market needs and regulatory environments. Simply put, no other company has the combined competitive position Mosaic has – owning its distribution network, participating at every stage of the global fertilizer supply chain and harnessing unsurpassed local knowledge.

Through our significant investments and equity interests, Mosaic is growing closer to our diverse customer base of growers, dealers and importers around the world. In Brazil, Mosaic owns 20% of Fosfertil, which delivered $33 million in equity earnings to Mosaic in fiscal 2005. In China, Mosaic owns 35% of Yunnan Three Circles, which delivered to Mosaic $6 million in equity earnings. Mosaic has distribution assets in 11 countries, including the top five nutrient-consuming countries in the world. The result for Mosaic and its shareholders is a distribution entity with a truly global footprint and exceptional local traction.

Latin America accounts for nearly 60% of Mosaic's Offshore revenue. The company's prospects in Asia – especially India and China where the need is great and markets are opening rapidly – continue to look promising.

Total revenue for Mosaic's Offshore segment for fiscal 2005 was $1.2 billion. The segment contributed $23 million in operating earnings.




ASIA OPERATIONS
Qinhuangdao
Yantai
Yangzhong City
CHINA
Haikou
Rozy
INDIA
THAILAND
Sriracha


2005 Offshore Net Sales by Country/Region (By Percent)
China
7
Argentina
8
India
9
Brazil
49
27
Other



Mosaic owns its global distribution network


SOUTH AMERICA OPERATIONS
BRAZIL
Sorriso
Candeias
Alto Araguaia
Rio Verde
Uberaba
CHILE
Cubatao
Paranagua
Quebracho
San Antonio
Concepcion Bay
ARGENTINA

11
COUNTRIES
Number of countries where Mosaic has active distribution assets

2

FACILITIES

Major Mosaic facilities that recorded more than one million consecutive work-hours without lost time due to injury





In calendar year 2004, Mosaic reclaimed more than 2,637 acres of land.

Mosaic's Safety Record Exceeds Industry Averages
Occupational Injury and Illness Incident Rate
(Incidents/Hours Worked x 200,000, BLS: Bureau of Labor Statistics)



5
4
3
2
1
0
The Mosaic Company
BLS Potash Mining
BLS Phosphate Mining
BLS Phosphatic Fertilizer Mfg.





Reclamation Area / Bradley Junction, Florida

Environmental Health and Safety

Ensuring the safety of employees, preserving the environment and advancing the well-being of local communities are top Mosaic priorities. Wherever Mosaic touches the earth, it touches lives.

In the workplace, Mosaic's mining and processing operations are maintained at the highest levels of industrial safety. Twelve major Mosaic operating facilities around the world have recorded more than one million consecutive work-hours without lost time due to injury – a significant achievement. The company continues to work rigorously on improving safety every day with a goal of achieving OSHA recordable rates that are world-class, regardless of industry.

In the environment, every acre Mosaic mines in Florida is reclaimed and re-engineered. Working closely with the Florida Department of Environmental Protection, the Florida Fish and Wildlife Conservation Commission and the U.S. Fish and Wildlife Service, Mosaic continues to be a leader in wetland creation, habitat creation and the relocation of state and federally protected species. Mosaic has created new habitats for the gopher tortoise, the Florida scrub jay and other native species and completed delicate translocations to the new habitats.

In the community, Mosaic is investing in environmental initiatives around the globe. In Paranagua, Brazil, Mosaic cleanup projects in fiscal 2005 removed approximately 50 tonnes of debris from local rivers, while in Canada, Mosaic worked with local farmers to establish a permanent solution for the area's wastewater.

In these and many other ways, Mosaic is striving to provide our engaged employees with opportunities to enrich communities where they live, work, learn and play.

Senior Leadership Team



Fredric W. (Fritz) Corrigan
President and CEO



Lawrence W. Stranghoener
Executive Vice President and CFO



Norman B. Beug
Vice President, Potash Operations



James T. Thompson
Executive Vice President



D. Fred Gill
CEO and President, Saskferco Products Inc.



Linda K. Thrasher
Vice President, Public Affairs



Richard L. Mack
Senior Vice President, General Counsel and Corporate Secretary



David W. Wessling
Vice President, Human Resources



Steven L. Pinney
Senior Vice President, Phosphate Operations

A Message From Our Chief Financial Officer

The Mosaic Company was formed on October 22, 2004, through the combination of Cargill Crop Nutrition (CCN) and IMC Global Inc (IMC). By combining these two global fertilizer businesses, we created one of the world's largest crop nutrition companies and the company with the most balanced portfolio of products and services in the industry. We began delivering on the promise to establish a strong leadership position, improve execution, and realize annual synergy savings of $145 million by the end of fiscal 2007. Our goal is to become the industry's most efficient producer. We continue to work diligently toward these goals and have made significant progress in our first seven months as Mosaic.

As you will see in our 10-K Report, Mosaic's fiscal 2005 results reflect our "stub year," which includes the full year financial results for CCN, but IMC financial results only from the October 22 merger date forward. The 10-K Report that follows will more completely discuss the financial data for Mosaic for fiscal 2005.

Looking at our individual segments, there are a few items I'd like to call to your attention. The Potash segment had strong results for fiscal 2005 and the business environment improved throughout the year. We expect fiscal 2006 results to compare favorably. The Phosphate segment also finished the fiscal year on a strong note. Stub year results, however, were disappointing in large part because of the impact of three hurricanes that hit our operations in 2004, causing additional expenses, including more than $60 million relating to water treatment and other costs. In addition, the cost of ammonia – one of our key raw materials – was near record high levels for much of the year, reducing margins. We anticipate our biggest performance improvement in fiscal 2006 will be in the Phosphate segment as we expect enhanced market conditions and lower costs. The Offshore segment had a great start in fiscal 2005, but the second half presented a much tougher environment due to weather-related setbacks and a weaker farm economy in Brazil. Finally, our Nitrogen segment, including our investment in Saskferco, had a solid year in fiscal 2005.

In addition to driving strong business results in fiscal 2006, we have two other initiatives of high importance – to improve our financial reporting systems and to upgrade our control structure. Specifically, we are implementing an Enterprise Resource Planning (ERP) system that will allow us to consolidate and streamline pre-merger business and financial processes. Additionally, we have started our Sarbanes-Oxley Section 404 compliance project, which, combined with related initiatives, will help us establish a strong control environment at Mosaic.

Over the next year Mosaic will be focused on superior execution. Our primary financial goals are to reduce costs, capture synergy savings, drive strong cash flow, and strengthen our balance sheet. Meeting these goals will help solidify Mosaic's leadership in the industry and should lead to superior returns for shareholders.



Larry Stranghoener
Executive Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005

Commission file number 001-32327

The Mosaic Company
(Exact name of registrant as specified in its charter)

Delaware	**20-0891589**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3033 Campus Drive
Suite E490
Plymouth, Minnesota 55441
(800) 918-8270
(Address and zip code of principal executive offices and registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
7.50% Mandatory Convertible Preferred Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of November 30, 2004, the aggregate market value of the registrant's voting common stock held by non-affiliates was approximately $2.2 billion based upon the closing price of these shares on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock: 380,793,787 shares of Common Stock, par value $0.01 per share and 5,458,955 shares of Class B Common Stock, par value $0.01 per share as of July 29, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the registrant's Annual Report to Stockholders for the fiscal year ended May 31, 2005 (Part I and Part II).
2. Portions of the registrant's definitive proxy statement to be issued in conjunction with the 2005 Annual Meeting of Stockholders (Part III)

2005 FORM 10-K CONTENTS

PART I.

Item 1. Business.

COMPANY PROFILE

The Mosaic Company is one of the world's leading producers of phosphate and potash crop nutrients and animal feed ingredients. It is a Delaware corporation that was incorporated on January 23, 2004 in order to serve as the parent company of the business that was formed through the business combination (Combination) of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated on October 22, 2004. In this report:

- "Mosaic" means The Mosaic Company.
- "We," "us" and "our" mean Mosaic and may also include Mosaic and its direct and indirect subsidiaries as a group.
- IMC Global Inc. is referred to as "IMC".
- "Cargill" means Cargill, Incorporated and may also include its direct and indirect subsidiaries other than us.
- "Cargill Crop Nutrition" or "CCN" means the fertilizer businesses of Cargill other than its retail fertilizer businesses.
- References in this report to a particular fiscal year are to the year ended May 31 of that year.

We have included a glossary of industry terms at the end of this description of our business on page 28.

Our Businesses

We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling equity interest. We are organized into four business segments that are engaged in producing, blending and distributing crop nutrient and animal feed products around the world.

Our Phosphates business segment, which we refer to as Phosphates, owns and operates mines and concentrates plants in Florida that produce phosphate fertilizer and feed phosphate, and concentrates plants in Louisiana that produce phosphate fertilizer. Phosphate fertilizer and feed phosphate are sold internationally and throughout North America. Phosphates also includes North American phosphate distribution activities for ourselves and for unrelated parties.

Our Potash business segment, which we refer to as Potash, mines and processes potash in Canada and the United States. We have four mines in Canada within the Province of Saskatchewan and two in the United States located in New Mexico and Michigan. Each mine has related facilities that refine the mined potash. Potash is sold internationally and throughout North America, principally as fertilizer. Potash also includes North American potash distribution activities for ourselves and unrelated parties and our own potash export activities.

Our Offshore business segment, which we refer to as Offshore, consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several countries as well as production facilities in Brazil and China. Our operations in Brazil make us the second largest producer and distributor of blended fertilizers in the country. The Brazilian operations include a one-third ownership in Fertifos S.A., which we refer to as Fertifos. Fertifos, in turn, owns 55.8 percent of Fosfertil S.A., which we refer to as Fosfertil. Fosfertil operates phosphate and nitrogen processing plants in Brazil. In China, we have a 35 percent equity ownership in a diammonium phosphate (DAP) granulation plant near Kunming in Yunnan Province.

Our Nitrogen business segment, which we refer to as Nitrogen, includes activities related to the North American distribution of nitrogen products which are marketed for Saskferco Products Inc. (Saskferco), a Saskatchewan-based corporation, as well as nitrogen products purchased from third parties, and sold primarily through our owned or leased distribution facilities. Nitrogen also includes results from our 50 percent ownership interest in Saskferco. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate (UAN) solution for shipment to nitrogen fertilizer customers in Canada and the northern tier of the United States.

Strategy

We are one of the world's largest producers of phosphate and potash fertilizer and related products, and also distribute nitrogen based products. We are an industry leader characterized by broad diversification, global reach, and market expertise.

Our vision is to become the global leader in nourishing crops and delivering distinctive value to world agriculture and to all we touch. We have a business strategy in place intended to achieve our vision.

The key elements of our strategy are as follows:

- Become the industry's most efficient producer by operating as a low cost and high margin player in each of our business segments: Phosphates, Potash, Offshore and Nitrogen.
- Maintain a balanced portfolio of products and services to better serve customers, in North America and internationally, and provide more consistent returns for shareholders.
- Generate strong cash flow to meet capital expenditure requirements and strengthen our balance sheet by paying down debt.
- Successfully harvest merger synergies, including generating $145.0 million in pre-tax run-rate savings by May 2007. A continued focus on cost reductions, especially for the Phosphate segment, including capturing synergies by the end of fiscal year 2006 of $90 to $110 million on an annual run rate basis. To capture these synergies, we estimate capital expenditures ranging from $80 million to $100 million, in addition to operating expenses.
- Stake out a leadership position in environmental stewardship and corporate citizenship, including building upon our predecessor organizations' past successful records.

Markets

Nitrogen, phosphorus and potassium are the three primary crop nutrients required for plant growth. Nitrogen is required for the formation of chlorophyll – the green substance that powers photosynthesis – and also is an essential element in amino acids, the building blocks for plant protein. Phosphorus plays a key role in photosynthesis, respiration, energy storage and transfer, cell division and other important plant processes and is particularly important for early root development and seed formation. Potassium is critical for plant metabolism and helps plants break down carbohydrates, resist or recover from diseases and efficiently utilize water. There are no substitutes for nitrogen, phosphorus and potassium.

Plants utilize large quantities of the three primary nutrients and soils quickly become depleted if these nutrients are not replenished after each harvest. As a result, farmers apply nitrogen, phosphorus and potassium to their land each year in order to replace the nutrients removed by crops and maintain soil fertility. The three primary nutrients are contained in more than a dozen widely used commercial fertilizer products just like carbohydrates, protein and fat are found in a variety of foods. The form of these fertilizer products differs significantly from gas to liquid to solid granules.

Each primary nutrient is a unique commodity and represents a separate market. The production of each primary nutrient utilizes different raw materials and processes. Nitrogen fertilizer is manufactured from a hydrocarbon feedstock such as natural gas. Phosphorus fertilizer is produced from phosphate rock, a mineral ore found in both marine sedimentary deposits as well as igneous formations. Potassium fertilizer also is produced from a mineral ore that is contained either in deposits below the surface of the earth or in natural brines such as those from the Dead Sea or the Great Salt Lake.

The natural resources required for the production of these nutrients are concentrated in different regions of the world. As a result, nutrient markets are global markets, and international trade accounts for a relatively high percentage of world use. In addition, fundamentals may differ markedly between nutrient markets depending on changes in relative raw materials costs as well as other factors such as economic, agricultural, industrial and trade policies in importing and exporting countries.

Population and income growth are the fundamental drivers of nutrient demand. Developing countries, particularly those in Asia and Latin America, are forecast to account for nearly all of the growth in world nutrient demand during the foreseeable future. Rapid per capita income growth in countries such as China and India is boosting food demand and ultimately nutrient use. Most developed regions such as North America and Europe are mature nutrient markets.

Nutrient markets are global commodity markets and industry players compete based on delivered cost and to a lesser extent on differentiated customer service. Cost is a function of ore quality, mining and chemical processing technologies, raw materials sourcing, transportation rates, logistical infrastructure and operating practices and efficiencies.

Business Combinations

On October 22, 2004, a subsidiary of ours was merged into IMC, resulting in IMC becoming a subsidiary of Mosaic, and Cargill contributed its fertilizer businesses to us. Immediately following the Combination, our stock was held as follows:

- Cargill owned approximately 66.5 percent of our outstanding common stock and all 5,458,955 shares of our Class B common stock (Class B Common Stock); and
- The remaining 33.5 percent of our outstanding common stock and all 2,750,000 shares of our 7.50 percent Mandatory Convertible Preferred Shares were publicly held.

We have included a detailed description of the Combination, including the accounting treatment and proforma financial information, in Note 5 of our consolidated financial statements in our annual report to stockholders.

Prior to October 19, 2004, IMC indirectly owned 51.6 percent of the partnership interests in Phosphate Resource Partners Limited Partnership and the remaining 48.4 percent of the partnership interests were publicly held. Phosphate Resource Partners Limited Partnership is sometimes referred to in this report as PLP. On October 19, 2004, PLP was merged into a subsidiary of IMC and the publicly held partnership interests were exchanged for IMC common stock. The IMC common stock issued in the PLP merger was exchanged for our common stock in the Combination. We have included in Note 5 of our consolidated financial statements in our annual report to stockholders a description of the PLP merger. This information is incorporated by reference in this report in Part II, Item 8, "Financial Statements and Supplementary Data."

In addition, during our fiscal year ended May 31, 2005, Phosphates operated primarily through two separate legal entities. Mosaic Fertilizer, LLC included most of our Phosphate operations that were acquired from Cargill, and Mosaic Phosphates Company included most of our Phosphate operations that were acquired from IMC. On July 29, 2005, we combined these two entities by merging Mosaic Phosphates Company into Mosaic Fertilizer, LLC, which we refer to as the Phosphates Combination. The Phosphates Combination is an important step towards simplifying our internal structure in a manner that facilitates achieving synergies from the Combination.

Other Developments

We have included additional information about developments in our business during the fiscal year in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our annual report to stockholders, particularly under "Introduction." This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Information about our Operating Segments and Operations by Geographic Areas

We have included financial information on our operating segments and our operations by geographic area in Note 26 of our consolidated financial statements in our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 8, "Financial Statements and Supplementary Data."

Information Available on our Website

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments thereto, filed with the United States Securities and Exchange Commission, which we refer to in this report as the SEC, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder are made available free of charge on our website, (www.mosaicco.com), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not being incorporated in this report.

Basis of Information in our Financial Statements and this Report

Under generally accepted accounting principles, our financial statements that are included in our annual report to stockholders and information that was derived from the audited financial statements generally include the combined operations of the businesses acquired from CCN and IMC beginning October 23, 2004, but for periods prior to October 23, 2004 include only the businesses acquired from CCN and exclude the businesses acquired from IMC. We have included in Note 5 of our consolidated financial statements in our annual report to stockholders proforma financial information in accordance with rules of the SEC, that shows the proforma combined results of operations of CCN and IMC for the entire periods presented. The operating and statistical measures in the remainder of Part I, Item 1, of this report generally reflect operations of the combined businesses on a proforma basis for the entire periods presented. These operating and statistical measures include information primarily related to unit volumes for production, sales and raw materials purchases.

BUSINESS UNIT INFORMATION

The discussion below of our business unit operations should be read in conjunction with the following information that we have included in our annual report to stockholders:

- The Management's Discussion and Analysis of Financial Condition and Results of Operations section of our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."
- The financial statements and supplementary financial information, particularly the proforma financial information in Note 5 of the notes to our consolidated financial statements. This information is incorporated by reference in this report in Part II, Item 8, "Financial Statements and Supplementary Data."

Throughout the business unit information below, we measure units of production, sales and raw materials in tonnes. When we use the word "tonne" or "tonnes," we mean a metric tonne or tonnes of 2,205 pounds each unless we specifically state than we mean short or long ton(s).

Phosphates

We are the largest producer of high analysis or concentrated phosphate fertilizer and animal feed ingredients in the world. We have capacity to produce approximately 5.6 million tonnes of phosphoric acid (P_2O_5) per year, or about 13 percent of world capacity and 49 percent of U.S. capacity. Our phosphoric acid is produced by reacting finely ground phosphate rock with sulphuric acid. It is the key building block for the production of high analysis or concentrated phosphate fertilizer and animal feed products, and is the most comprehensive measure of phosphate capacity and production. Our phosphoric acid production totaled approximately 4.9 million tonnes during the fiscal year ended May 31, 2005, accounting for approximately 15 percent of global production and 47 percent of U.S. phosphoric acid output last year. The following map shows the locations of each of our phosphate mines and concentrates plants in the United States:


THE MOSAIC COMPANY
US PHOSPHATES
Faustina
Uncle Sam
HILLSBOROUGH
POLK
PINELLAS
FOUR CORNERS
SOUTH PIERCE
FT. MEADE
S. FT. MEADE
HARDEE
ONA
MANATEE
PINE LEVEL
SARASOTA
DESOTO
GULF OF MEXICO
Location Type
Concentrates
Mining
N
NOT TO SCALE

Our principal phosphate fertilizer products are:

- Diammonium Phosphate (DAP). DAP is the most widely used high-analysis phosphate fertilizer worldwide. DAP is produced by combining phosphoric acid with anhydrous ammonia. This initial reaction creates a slurry that is then pumped into a granulation plant where it is reacted with additional ammonia to produce DAP. DAP is a solid granular product.
- Monoammonium Phosphate (MAP). MAP is the second most widely used high-analysis phosphate fertilizer and the fastest growing phosphate product worldwide. MAP also is produced by first combining phosphoric acid with anhydrous ammonia in a reaction vessel. The resulting slurry is then pumped into the granulation plant where it is reacted with additional phosphoric acid to produce MAP. MAP also is a solid granular product.
- Triple Superphosphate (TSP). TSP is the third most widely used high-analysis phosphate fertilizer worldwide. Unlike DAP and MAP, it contains no nitrogen and is used mostly on crops such as legumes that require little or no nitrogen. TSP is produced by reacting or neutralizing phosphoric acid with additional high-grade phosphate rock and then granulating the resulting slurry into a solid fertilizer product.

Our DAP and MAP products include MicroEssentials™, which is a value-added DAP or MAP product that features a patented process that creates very thin platelets of sulphur on the product. We sometimes refer to MicroEssentials™ in this report as ME. Over time, these sulphur platelets break down in the soil and are absorbed by plants. In addition, micronutrients such as boron, copper, manganese, and zinc can be added in separate but parallel processes.

Our concentrated phosphate products are marketed worldwide to crop nutrient manufacturers, distributors and retailers.

In addition, Phosphates is one of the largest producers and marketers of phosphate and potash-based animal feed ingredients in the world. We operate feed phosphate plants at our New Wales and Riverview facilities in Florida. The combined capacity of these facilities is one million tonnes per year. We market our feed phosphate under the leading brand names of Biofos®, Dynafos®, Monofos® and Multifos®. Phosphates also sources MicroGran® urea from Saskferco and potassium raw materials from Potash and markets Dyna-K®, Dyna-K White® and Dynamate® as potassium-based animal feed ingredients.

Our main phosphate fertilizer and feed phosphate facilities are located in central Florida and Louisiana. Annual capacities and production volumes by plant are listed in the table below for the fiscal year ended May 31, 2005.

	Phosphoric Acid		DAP/MAP/ME		Phosphate Animal Feed Ingredients		Triple Superphosphate	
Facility	Capacity (1000 tonnes)	Production (1000 tonnes)	Capacity (1000 tonnes)	Production (1000 tonnes)	Capacity (1000 tonnes)	Production (1000 tonnes)	Capacity (1000 tonnes)	Production (1000 tonnes)
Florida:								
New Wales	1,720	1,532	3,880	3,157	750	664	—	—
Bartow	950	906	2,270	1,956	—	—	—	—
Riverview	860	756	1,900	1,385	250	221	—	—
Green Bay	640	504	1,310	998	—	—	—	—
South Pierce	550	465	—	—	—	—	730	623
Louisiana								
Uncle Sam	870	735	—	—	—	—	—	—
Faustina	—	—	1,900	1,549	—	—	—	—
Total	5,590	4,898	11,260	9,045	1,000	885	730	623

The phosphoric acid from Uncle Sam is shipped to Faustina where it is used to produce DAP and MAP. The Faustina plant also manufactures ammonia.

Our Riverview facility is subject to the mortgage granted under our senior secured credit facility. Our senior secured credit facility is described under "Capital Resources and Liquidity" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our phosphate fertilizer (DAP/MAP/ME/TSP) capacity of 12.0 million tonnes last year accounted for approximately 17 percent of global capacity and 58 percent of U.S. phosphate fertilizer capacity. Our production of 9.7 million tonnes of phosphate fertilizer accounted for roughly 21 percent of world output and 61 percent of U.S. production.

The principal raw materials used in the production of concentrated phosphates are phosphate rock, sulphur and ammonia.

Phosphate Rock

Phosphate rock is the key mineral used to produce phosphate fertilizer and feed phosphate. We are one of the world's leading miners of phosphate rock with annual capacity of approximately 23.7 million tonnes. Our rock production was approximately 20.9 million tonnes in the fiscal year ended May 31, 2005 and accounted for approximately 14 percent of global output and 55 percent of U.S. production. From time to time, we also purchase phosphate rock from unrelated parties.

All of our phosphate mines and related mining operations are located in central Florida. We currently operate seven mines at Four Corners, South Fort Meade, Fort Green, Kingsford, Hookers Prairie, Wingate and Hopewell, one idle mine at Fort Meade, and three planned future mines at Ona, Pine Level and Pioneer. The Kingsford mine will be mined out and closed in September 2005.

The phosphate deposits of Florida are of sedimentary origin and are part of a phosphate-bearing province that extends from southern Florida north along the Atlantic coast into southern Virginia. Our active phosphate mines are primarily in what is known as the Bone Valley Member of the Peace River Formation in the Central Florida Phosphate District, having their origin from reworking of the host Hawthorn Group of middle Miocene age. The southern portions of the Four Corners, Fort Green and Wingate mines are in what is referred to as the Undifferentiated Peace River Formation, in which our future Ona, Pine Level and Pioneer mines would also be located. Phosphate mining has been conducted in the Central Florida Phosphate District since the late 1800's. The potentially mineable portion of the Central Florida Phosphate District encompasses an area approximately 80 miles in length in a north-south direction and approximately 40 miles in width.

Except at the Wingate mine, we extract phosphate ore using large surface mining machines that we own called "draglines." Prior to extracting the ore, the draglines must first remove a 10 to 50 foot layer of sandy overburden. At the Wingate mine, we utilize dredges to strip the overburden and mine the ore. We then process the ore at beneficiation plants that we own at each active mine where the ore goes through washing, screening, sizing and flotation processes designed to separate the phosphate rock from sands, clays and other foreign materials. Prior to commencing operations at any of our planned future mines, such as Ona, Pine Level and Pioneer, we would need to acquire new draglines or move existing draglines to the mines and, unless the beneficiation plant at an existing mine were used, construct a beneficiation plant.

The following table shows rock production volume and grade for each of our active phosphate mines for the past three fiscal years:

		2005			2004			2003		
	Capacity Tonnes	Production Tonnes	Average BPL	% P2O5	Production Tonnes	Average BPL	% P2O5	Production Tonnes	Average BPL	% P2O5
	(1000 tonnes)	(1000 tonnes)			(1000 tonnes)			(1000 tonnes)		
Four Corners ...	6,710	6,033	61.4	28.1	6,745	61.5	28.1	7,356	63.5	29.1
South Fort Meade	5,605	4,856	64.2	29.4	5,227	65.7	30.1	4,449	65.1	29.8
Fort Green	4,900	4,859	60.5	27.7	4,870	61.2	28.0	3,730	63.3	29.0
Kingsford	2,720	2,520	66.9	30.6	2,418	66.1	30.2	3,037	65.8	30.1
Hookers Prairie	2,090	1,753	62.9	28.8	2,091	64.8	29.7	1,795	63.9	29.2
Wingate	1,089	358	64.5	29.5	—	—	—	—	—	—
Hopewell	620	544	67.3	30.8	745	68.6	31.4	731	66.7	30.5
Total	**23,734**	**20,923**	**62.8**	**28.8**	**22,096**	**63.5**	**29.1**	**21,098**	**64.3**	**29.4**

Although we sell approximately two million tonnes of mined phosphate rock per year to another crop nutrient manufacturer under a contract that IMC terminated effective October 1, 2007, we primarily use phosphate rock internally in the production of our concentrated phosphates. We used internally approximately 19 million, 21 million and 19 million tonnes representing 92 percent, 92 percent and 86 percent, respectively, of total rock tonnes shipped for each of the fiscal years ended May 31, 2005, 2004 and 2003, respectively.

Reserves

We estimate our phosphate rock reserves based upon exploration core drilling as well as technical and economic analyses to determine that reserves can be economically mined. Proven (measured) reserves are those resources of sufficient concentration to meet minimum physical, chemical and economic criteria related to our current product standards and mining and production practices. Our estimates of probable (indicated) reserves are based on information similar to that used for proven reserves, but sites for drilling are farther apart or are otherwise less adequately spaced than for proven reserves, although the degree of assurance is high enough to assume continuity between such sites. Proven reserves are determined using a minimum drill hole spacing of two sites per 40 acre block. Probable reserves have less than two drill holes per 40 acre block, but geological data provides a high degree of assurance that continuity exists between sites.

The following table sets forth Phosphates' proven and probable reserves as of May 31, 2005:

Mine	Mineable Acres[a]	Reserve Tonnes (in millions)[b][c]	Average BPL[d]	% P_2O_5
Active Mines				
Four Corners	14,806	81.0	63.8	29.20
South Fort Meade	12,321	83.4	63.8	29.20
Fort Green	7,273	65.6[e]	61.8	28.28
Kingsford	136	0.7[f]	65.4	29.93
Hookers Prairie	679	5.4	63.4	29.01
Wingate	631	6.5	66.8	30.57
Hopewell	571	3.2[f]	67.9	31.07
Total Active Mines	36,417	245.8	63.4	29.01
Inactive Mine				
Fort Meade	3,311	17.9	66.1	30.25
Future Mines				
Ona	9,483	77.0[e]	64.3	29.43
Pine Level	24,586	148.0[g]	64.8	29.65
Pioneer	9,491	76.9	66.8	30.57
Total Future Mines	43,560	301.9	65.2	29.84
Total Mines	83,288	565.6	64.4	29.47

(a) Mineable acres reflect that part of the total deeded or controlled acreage that is fully accessible for mining; is free of surface or subsurface encumbrance, legal setbacks, wetland preserves and other legal restrictions that preclude permittable access for mining; is believed by us to be permittable; and meet specified minimum physical, economic and chemical criteria related to current mining and production practices. Mineable acres exclude mined out acreage. We announced in July 2005 that our Kingsford mine will be closed in September 2005 as a result of the depletion of the economic phosphate reserves. All reported reserves are within the mineable acres.

(b) Reserve estimates are generally established by our personnel without a third party review. However, prior to the Combination, IMC retained an independent third party to prepare annual valuation analyses, primarily for tax purposes, that include valuations of the reserves consistent with the information shown in the table above. In addition, as part of CCN's due diligence assessments of mining properties and phosphate reserves, CCN retained consultants to conduct analyses in connection with its acquisitions of the Wingate and Pioneer mines. We have taken these valuations and analyses into account in developing our calculations of reserves. The reserve estimates have been prepared in accordance with the standards set forth in Industry Guide 7 promulgated by the Securities and Exchange Commission.

(c) Of the reserves shown, approximately 538.9 million tonnes are proven reserves, while 0.5 million tonnes at Ona and 26.2 million tonnes at Pine Level are probable reserves.

(d) BPL ranges from 50 percent to 78 percent.

(e) Approximately 40.3 million tonnes shown for Fort Green and 2.7 million tonnes shown for Ona are subject to a purchase money mortgage with an outstanding principal balance of $1.5 million as of May 31, 2005.

(f) We purchased approximately 0.4 million tonnes shown for Kingsford and 2.0 million tonnes shown for Hopewell in December 2002 pursuant to agreements that provide for future payment of royalties of $78,000 per month through December 1, 2009 (which payments may be accelerated if production from such reserves exceeds 237,000 tonnes per calendar quarter). In addition, as part of this purchase, we purchased two clay settling ponds for payments of $63,000 per month through December 1, 2008 and lease certain plant and equipment for payments of $46,000 per month through December 1, 2009.

(g) In connection with the sale of certain of the surface rights related to approximately 48.9 million tonnes of the reported Pine Level reserves, we agreed not to mine such reserves until at least 2014. Our current mining plans do not contemplate mining such reserves until at least that time. In addition, in connection with the purchase of approximately 99.3 million tonnes of the reported Pine Level reserves, we have agreed to (i) pay royalties of between $0.50 and $0.90 per ton of rock mined based on future levels of DAP margins, (ii) pay to the seller lost income from the loss of surface use to the extent we use the property for mining related purposes before January 1, 2015 and (iii) re-convey to the seller fee title to unminable portions of the property after a development order is issued in connection with the Development of Regional Impact process.

We generally own the reserves shown in the table above, with the only significant exceptions being approximately 6.6 million tonnes shown for the Fort Green mine, the reserves referred to in Note (f) to the above table, and the South Fort Meade reserves:

- The 6.6 million tonnes for the Fort Green mine are under a lease that we have the right to extend through 2014 and for which we have prepaid substantially all royalties.
- Our rights to the reserves referred to in Note (f) to the above table are held pursuant to mineral rights that expire in 2012, except for a portion that expire in 2017.
- We own the above ground assets of the South Fort Meade mine, including the beneficiation plant, rail track and clay settling areas. A limited partnership, the South Ft. Meade Partnership, L.P., which we refer to as SFMP, owns all of the mineable acres shown in the table for the South Fort Meade mine. SFMP capital was comprised of approximately 35 percent equity and 65 percent debt.
  - We own 35 percent of the SFMP equity with financial investors owning the remaining 65 percent. SFMP is included as a consolidated subsidiary in our financial statements for the fiscal year ended May 31, 2005.
  - In addition to the equity, several financial investors purchased $76 million of debt instruments issued by SFMP to fund the acquisition of the land and mineral reserves.
  - A third entity, South Ft. Meade Land Management, Inc., which we refer to as SFMLM, owns and manages orange groves and other agricultural assets on the land. SFMLM is a wholly owned subsidiary of ours. SFMLM also has entered into an agricultural lease with SFMP and pays SFMP rental income for the land that it uses for agricultural purposes or subleases to local farmers or ranchers.
  - We have a long-term mineral lease with SFMP. This lease expires on December 31, 2025 or such date that we have completed mining and reclamation obligations associated with the leased property. Lease provisions include royalty payments and a commitment to give mining priority to the South Fort Meade phosphate reserves. We pay the partnership a royalty on each tonne mined and shipped from the areas that we lease from it. Royalty payments to SFMP total approximately $15 million annually at current production rates.
  - Through its arrangements with us, SFMP also earns income from mineral lease payments, agricultural lease payments and interest income and uses those proceeds to service debt and pay dividends to its equity owners.
- The U.S. government owns the mineral rights beneath approximately 680 acres shown in the table above for the South Fort Meade mine. The surface rights to this land are owned by SFMP. We control the rights to mine these reserves under a mining lease agreement and pay royalties on the tonnage extracted. Royalties on the approved leases equal approximately five percent of the six-month rolling average mining cost of production when mining these reserves. Phosphate rock tonnage produced within the lease area to date is approximately 654,000 tonnes with corresponding royalties of approximately $742,000.

In light of the long-term nature of our rights to our reserves, we expect to be able to mine all reported reserves that are not currently owned prior to termination or expiration of our rights.

Sulphur

We use sulphur at our New Wales, Bartow, Riverview, Green Bay, South Pierce, and Uncle Sam concentrates plants to produce sulphuric acid primarily for use in our production of phosphoric acid. We purchased approximately five million tonnes of sulphur in the fiscal year ended May 31, 2005. We purchase most of this sulphur directly or indirectly from North American oil and gas producers who are required to remove or recover sulphur during the refining process. We operate two ocean-going barges that transport molten sulphur from refineries located in the Gulf of Mexico to phosphate plants in Florida. We also own and operate a sulphur terminal in Houston, Texas.

We also own a 50 percent equity interest in Gulf Sulphur Services Ltd., LLLP (Gulf Services) which is operated by our joint venture partner. Gulf Services has a large sulphur transportation and terminaling business in the Gulf of Mexico, and handles these functions for a substantial portion of our Florida sulphur volume. Our Louisiana operations are served by truck, rail and barge from nearby refineries. Although sulphur is readily available from many different suppliers and can be transported to our phosphate facilities by a variety of means, sulphur is an important raw material used in our business that has in the past been and may in the future be the subject of volatile pricing and availability, and alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities in the event of a disruption to current transportation or terminaling facilities. Changes in the price of sulphur or disruptions to sulphur transportation or terminaling facilities could have a material impact on our business.

Ammonia

We use ammonia together with phosphoric acid to produce both DAP and MAP. We used approximately 1.5 million tonnes of ammonia in the fiscal year ended May 31, 2005. Our Florida ammonia needs are supplied by offshore producers, primarily under multi-year contracts. Ammonia for our New Wales and Riverview plants is terminaled through an ammonia facility at Port Sutton, Florida that we lease for a term expiring in 2013 which we may extend for up to five additional years. We also load railcars of ammonia to third parties at this facility. Pursuant to contract, a third party operates the Port Sutton ammonia facility. The agreement expires in 2013 but we may extend it for an unlimited number of additional five year terms, as long as the third party is entitled to operate the ammonia facility. Ammonia for our Bartow and Green Bay plants is terminaled through another ammonia facility owned and operated by a third party at Port Sutton, Florida pursuant to a contract that expires in June 2015. Ammonia is transported by pipeline from the terminals to our production facilities. We have long-term service agreements with the pipeline provider. We produce ammonia primarily for our own consumption at Faustina, Louisiana. Our annual production is 500,000 tonnes and from time to time we may sell surplus ammonia to unrelated parties. Although ammonia is readily available from many different suppliers and can be transported to our phosphates facilities by a variety of means, ammonia is an important raw material used in our business that has in the past been and may in the future be the subject of volatile pricing, and alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities in the event of a disruption to existing transportation or terminaling facilities. Changes in the price of ammonia or disruptions to ammonia transportation or terminaling could have a material impact on our business.

Sales and Marketing

For a discussion of the Phosphate sales and marketing, see "Sales and Marketing Activities" later in this report.

Potash

We are one of the leading potash producers in the world. We estimate that we were the largest miner of potash during the calendar year ended 2004 based on published industry and company statistics. We mine and process potash in Canada and the United States and distribute potash in North America and internationally. The term "potash" applies generally to the common salts of potassium. Our potash products are marketed worldwide to crop nutrient manufacturers, distributors and retailers and are also used in the manufacture of mixed crop nutrients and, to a lesser extent, in animal feed ingredients. We also sell potash to customers for industrial use. In addition, our potash products are used for icemelter and water softener regenerant.

We operate four potash mines in Canada as well as two potash mines in the United States. Our current potash capacity, excluding tonnage produced at Esterhazy for Potash Corporation of Saskatchewan (PCS) pursuant to a contract described below, totaled 9.3 million tonnes of product per year and accounted for approximately 14 percent of world capacity and 35 percent of North American capacity in the fiscal year ended May 31, 2005. Production during the fiscal year ended May 31, 2005, excluding tonnage produced for PCS at Esterhazy, totaled 8.5 million tonnes and accounted for approximately 15 percent of world output and 42 percent of North American production.

The map below shows the location of each of our potash mines.


Colonsay
Shaft
Esterhazy K1 & K2
Shaft
Belle Plaine
Solution
Hersey
Solution
Carlsbad
Shaft

We own related facilities at each of the mines, which we refer to as refineries, which refine the mined potash.

The following table shows mined ore, average grade and finished product output by mine for the past three fiscal years:

Production for the Fiscal Year Ended May 31,

	2005				2004				2003			
	Annual Capacity[1]	Ore Mined (millions of tonnes)	Grade % K_2O	Product (millions of tonnes)	Annual Capacity[1]	Ore Mined (millions of tonnes)	Grade % K_2O	Product (millions of tonnes)	Annual Capacity[1]	Ore Mined (millions of tonnes)	Grade % K_2O	Product (millions of tonnes)
Canadian Mines												
Belle Plaine -MOP	2.8	9.7	18.0	2.4	2.8	9.0	18.0	2.5	2.7	8.4	18.0	1.9
Colonsay -MOP	1.8	3.8	26.5	1.5	1.8	3.4	26.4	1.4	1.8	3.3	26.7	1.3
Esterhazy -MOP	3.8	11.7	23.9	4.0	3.8	10.7	24.1	3.7	3.8	9.4	24.4	3.3
sub -totals	8.4	25.2	22.0	7.9	8.4	23.1	22.1	7.6	8.3	21.1	22.2	6.5
United States Mines												
Carlsbad -MOP	0.5	3.7	12.5	0.5	0.5	3.2	12.6	0.4	0.4	3.6	12.6	0.3
Carlsbad -K-Mag	1.2	3.3	7.4	0.9	1.2	3.1	7.4	0.6	1.0	3.6	7.9	0.8
Carlsbad -Total	1.7	7.0	10.1	1.4	1.7	6.3	10.1	1.0	1.4	7.2	10.3	1.1
Hersey - MOP	0.1	0.3	26.7	0.1	0.1	0.3	26.7	0.1	0.1	0.3	26.6	0.1
sub-totals	1.8	7.3	10.7	1.5	1.8	6.6	10.8	1.1	1.5	7.5	10.8	1.2
Totals	10.2	32.5	19.5	9.4	10.2	29.7	19.5	8.7	9.8	28.6	19.2	7.7
Total excluding PCS	9.3	29.8		8.5	9.3	26.9		7.8	8.9	25.9		6.8

(1) millions of tonnes of finished product

Reserves

Our estimates of our potash reserves and non-reserve potash mineralization are based on exploration drill hole data, seismic data and actual mining results over more than 35 years (more than 15 years in the case of Hersey). Proven reserves are estimated by identifying material in place that is delineated on at least two sides and material in place within a half-mile radius or distance from an existing sampled mine entry or exploration core hole. Probable reserves are estimated by identifying material in place within a one mile radius or distance from an existing sampled mine entry or exploration core hole. Historical extraction ratios from the many years of mining results are then applied to both types of material to estimate the proven and probable reserves. We believe that all reserves and non-reserve potash mineralization reported below are potentially recoverable using existing production shaft and refinery locations.

Our estimated recoverable potash reserves and non-reserve potash mineralization as of May 31, 2005 for each of our mines is as follows:

	Reserves[1][2]		*Potash Mineralization*[1][3]
	Millions of Recoverable Tonnes	Average Grade (% K_2O)	Millions of Potentially Recoverable Tonnes
Canadian Mines			
Belle Plaine	686	18.0	1,921
Colonsay	260	26.4	166
Esterhazy	486	24.5	240
sub-totals	1,432	21.7	2,327
United States Mines			
Carlsbad	101	9.7	0
Hersey	40	26.7	0
sub-totals	141	14.6	0
Totals	**1,573**	**21.1**	**2,327**

(1) There has been no third party review of reserve estimates within the last three years. The reserve estimates have been prepared in accordance with the standards set forth in Industry Guide 7 promulgated by the SEC.

[2] Includes both proven and probable reserves.

[3] The non-reserve potash mineralization reported in the table in some cases extends to the boundaries of the mineral rights we own or lease. Such boundaries are up to 14 miles from the closest existing sampled mine entry or exploration core hole.

As discussed more fully below, we either own the reserves and mineralization shown above or lease them pursuant to mineral leases that generally remain in effect or are renewable at our option, or are long-term leases. Accordingly, we expect to be able to mine all reported reserves that are leased prior to termination or expiration of the existing leases.

Canadian Mines

We have three Canadian potash facilities containing four mines, all located in the southern half of the Province of Saskatchewan, including our mine at Belle Plaine, two interconnected shaft mines at Esterhazy and our mine at Colonsay.

Extensive potash deposits are found in the southern half of the Province of Saskatchewan. The potash ore is contained in a predominantly rock salt formation known as the Prairie Evaporites. The evaporite deposits are bounded by limestone formations and contain the potash beds. Three potash deposits of economic importance occur in the Province, the Esterhazy, Belle Plaine and Patience Lake members. The Patience Lake member is mined at Colonsay, and the Esterhazy member at Esterhazy. At Belle Plaine all three members are mined. The major potash members each contain several potash beds of different thicknesses and grades. The particular beds mined at Colonsay and Esterhazy have a mining height of 11 and 8 feet, respectively. At Belle Plaine several beds of different thicknesses are mined.

Our four potash mines in Canada produce muriate of potash exclusively. Esterhazy and Colonsay utilize shaft mining while Belle Plaine utilizes solution mining technology. Traditional potash shaft mining takes place underground at depths of over 3,000 feet where continuous mining machines cut out the ore face and load it on to conveyor belts. The ore is then crushed, moved to storage bins and then hoisted to refineries above ground. In contrast, our solution mining process involves heated water, which is pumped through a "cluster" to dissolve the potash in the ore beds at a depth of approximately 5,000 feet. A cluster consists of a series of boreholes drilled into the potash ore by a portable, all-weather, electric drilling rig. A separate distribution center at each cluster controls the brine flow. The solution containing dissolved potash and salt is pumped to a refinery where sodium chloride, a co-product of this process, is separated from the potash through the use of evaporation and crystallization techniques. Concurrently, solution is pumped into a 130 acre cooling pond where additional crystallization occurs and the resulting product is recovered via a floating dredge. Refined potash is dewatered, dried and sized. Our Canadian operations produce 17 different potash products, including industrial grades, many through proprietary processes.

Under a long-term contract with PCS, we mine and refine PCS reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year. The current contract extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods, provided that PCS has not received all of its available reserves under the contract.

Our potash mineral rights in the Province of Saskatchewan consist of the following:

	Belle Plaine	Colonsay	Esterhazy	Total
Acres				
Owned in fee	12,733	10,057	109,205	131,995
Leased from Province	47,840	60,106	70,614	178,560
Leased from others	—	320	22,837	23,157
Total	**60,573**	**70,483**	**202,656**	**333,712**

We believe that our mineral rights in Saskatchewan are sufficient to support current operations for more than a century. Leases âre generally renewable at our option for successive terms, generally of 21 years each, except that certain of the acres shown above as "Leased from others" are leased under long-term leases with terms (including renewals at our option) that expire from 2094 to 2142. Royalties, established by regulation of the Province of Saskatchewan, amounted to $16.1 million in fiscal year 2005, $9.9 million in fiscal year 2004, and $7.5 million in fiscal year 2003.

The Belle Plaine and Colonsay facilities, including owned and leased mineral rights, respectively, are subject to the mortgage granted under our senior secured credit facility. Our senior secured credit facility is described under "Capital Resources and Liquidity" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Since December 1985, we have experienced an inflow of water into one of our two interconnected potash mines at Esterhazy, Saskatchewan. As a result, we have incurred expenditures, certain of which have been capitalized while others have been charged to expense, to control the inflow. Since the initial discovery of the inflow, we have been able to meet all sales obligations from production at the mines. We have considered alternatives to the operational methods employed at Esterhazy. However, the procedures we utilize to control the water inflow have proven successful to date, and we currently intend to continue conventional shaft mining. Despite the relative success of these measures, there can be no assurance that the amounts required for remedial efforts will not increase in future years or that the water inflow or remediation costs will not increase to a level which would cause us to change our mining process or abandon the mines. While shaft mining, in general, poses safety risks to employees, it is our opinion and that of our independent advisors that the water inflow at Esterhazy does not create an unacceptable or unmanageable risk to employees. The current operating approach and related risks are reviewed on a regular basis.

Our underground potash mine operations are presently insured against business interruption and risk from catastrophic perils, including collapse, floods and other property damage with the exception of flood coverage at Esterhazy. Due to the ongoing water inflow problem at Esterhazy, underground operations at this facility are currently not insurable for water incursion problems. Like other potash producers' shaft mines, our Colonsay mine is also subject to the risks of inflow of water as a result of its shaft mining operations.

United States Mines

In the U.S., we have two potash facilities, including a shaft mine located in Carlsbad, New Mexico and a solution mine located in Hersey, Michigan.

Our potash mineral rights in the United States consist of the following:

	Carlsbad	*Hersey*	*Total*
Acres under control			
owned in fee	—	581	581
long term leases	65,635	1,799	67,434
Total under control	**65,635**	**2,380**	**68,015**

The Carlsbad ore reserves are of two types: (1) sylvinite, a mixture of potassium chloride and sodium chloride, the same as the ore mined in Saskatchewan, and (2) langbeinite, a double sulfate of potassium and magnesium. These two types of potash reserves occur in a predominantly rock salt formation known as the Salado Formation. The McNutt Member of this formation consists of eleven units of economic importance, of which we mine three. The McNutt Member's evaporite deposits are interlayered with anhydrite, polyhalite, potassium salts, clay, and minor amounts of sandstone and siltstone.

Continuous underground mining methods are utilized for the ore to be extracted. In the mining sections, drum type mining machines are used to cut the sylvinite and langbeinite ores from the face. Mining heights are as low as four and one-half feet. Ore from the continuous sections is loaded onto conveyors, transported to storage areas, and then hoisted to the surface for further processing at the refinery.

Two types of potash are produced at the Carlsbad refinery. Muriate of potash is the primary source of potassium for the crop nutrient industry. Double sulfate of potash magnesia is the second type of potash marketed under our brand name K-Mag® brand, and contains significant amounts of sulphur, potassium and magnesium, with low levels of chloride.

At the Carlsbad facility, we mine and refine potash from 65,635 acres of mineral rights. We control these reserves pursuant to either (i) various leases from the U.S. government that, in general, continue in effect at our option (subject to readjustment by the U.S. government every 20 years) or (ii) leases from the State of New Mexico that continue as long as we continue to produce from them. These reserves contain an estimated total of 101 million tonnes of potash mineralization (calculated after estimated extraction losses) in three mining beds evaluated at thickness ranging from 4.5 feet to in excess of 11 feet. At average refinery rates, these ore reserves are estimated to be sufficient to yield 5.0 million tonnes of concentrates from sylvinite with an average grade of approximately 60 percent K_2O and 18.0 million tonnes of langbeinite concentrates with an average grade of approximately 22 percent K_2O. At projected rates of production, we estimate that Carlsbad's reserves of sylvinite and langbeinite are sufficient to support operations for more than 10 years and 15 years, respectively.

At Hersey, Michigan, we operate a solution mining facility which produces salt and potash. Mining occurs in the Michigan Basin in a predominantly rock salt formation called the Salina Group Evaporite. This formation is a clean salt deposit with interlayered beds of sylvinite and carbonate. At the Hersey facility, our mineral rights consist of 581 acres owned in fee and 1,799 acres controlled under leases that, in general, continue in effect at our option as long as we continue our operations at Hersey. These lands contain an estimated 40 million tonnes of potash mineralization contained in two beds ranging in thickness from 14 to 30 feet. We estimate that these reserves are sufficient to yield 17.1 million tonnes of concentrates from sylvinite with an average grade of 63 percent K_2O. At current rates of production, we estimate that these reserves are sufficient to support operations for more than 115 years.

The Hersey facility, including owned and leased mineral rights, is subject to the mortgage granted under our senior secured credit facility. Our senior secured credit facility is described under "Capital Resources and Liquidity" in the Management's Discussion and Analysis of Financial Condition and

Results of Operations section of our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Royalties for the U.S. operations, which are established by the U.S. Department of the Interior, Bureau of Land Management, in the case of the Carlsbad leases from the U.S. government, and pursuant to provisions set forth in the leases, in the case of the Carlsbad state leases and the Hersey leases, amounted to approximately $6.4 million in fiscal year 2005, $4.4 million in fiscal year 2004, and $4.5 million in fiscal year 2003, respectively.

Natural Gas

Natural gas is a significant raw material used in the potash solution mining process. The purchase, transportation and storage of natural gas amounted to approximately 14 percent of Potash's production costs for 2005. Our two solution mines accounted for approximately 76 percent of Potash's total natural gas requirements for potash production. We purchase a portion of our requirements through fixed price physical contracts and use forward contracts to fix the price of an additional portion of future purchases. The remainder of our requirements is purchased either on the domestic spot market or under short-term contracts.

Sales and Marketing

For a discussion of the Potash sales and marketing, see "Sales and Marketing Activities" later in this report.

Offshore

Offshore is comprised of port facilities, blending and distribution operations in several countries throughout the world and includes our ownership interest in production facilities in Brazil and China. Offshore serves as a market for Phosphate and Potash but also purchases and markets products from other suppliers worldwide. Offshore operates both bulk blending facilities and NPK plants to meet our customers' needs. A NPK plant combines varying amounts of nitrogen, phosphorous and potassium into a single granule as compared to a bulk blending plant, which combines several products of different analysis to make a mixture. A NPK granule will consistently deliver all the nutrients to the plant uniformly without concern about segregation of the individual products.

Offshore markets fertilizer products and provides other ancillary services to wholesalers, cooperatives, independent retailers, and farmers in South America, Europe, and the Asia-Pacific regions through blending and bagging facilities, NPK plants, port terminals, warehouses and sales and technical offices.

Brazil

We are the second largest producer and distributor of blended fertilizers for agricultural use in Brazil. Our fertilizer operations, together with our investments in other Brazilian fertilizer companies allows us to be vertically integrated and gives us a significant presence in the Brazilian fertilizer market.

We operate bulk blending plants in eight locations in Brazil including two new bulk-blend plants constructed this year, at Sorriso in the Mato Grosso state and Rio Verde in the Goias state. We have a single superphosphate (SSP) plant, a NPK plant and a feed phosphate plant at Cubatao. Together these plants distribute approximately 2.3 million tonnes of fertilizer in Brazil, accounting for 10.5 percent of the 22.6 million tonne market in the calendar year 2004.

Our Brazilian operations include a 62.05 percent ownership interest in Fospar, S.A., which we refer to as Fospar, and a 45 percent ownership interest in IFC, S.A., which we refer to as IFC. Fospar operates two major assets located in Paranagua, including a SSP granulation plant and a deep-water fertilizer port and throughput warehouse terminal facility, which serves the state of Parana and the West Central Region of Brazil. IFC's operations include a blending and storage facility in Cubatao.

We also own an approximate one-third ownership interest in Fertifos, S.A., which we refer to as Fertifos. Fertifos is a Brazilian holding company that controls 55.8 percent of Fosfertil, S.A., a Brazilian publicly traded company, which we refer to as Fosfertil. Fosfertil owns 100 percent of Ultrafertil, S.A. Fosfertil is the largest phosphate based fertilizer manufacturer in Brazil, operating a phosphate rock mine and a phosphate processing facility. Ultrafertil is a significant nitrogen company in Brazil that operates two nitrogen plants, a modern port facility at Santos, a phosphate rock mine and two smaller phosphate processing facilities. In addition to our ownership interest in these entities, we have an off-take agreement to purchase phosphate rock, finished nitrogen and phosphate products totaling approximately 510,000 tonnes from Fosfertil and Ultrafertil for use in our Brazilian bulk-blending operations.

Argentina

Our subsidiary, Mosaic Argentina S.A., supplies products and services to wholesale, retail and large farmer customers. We distribute approximately 360,000 tonnes of nitrogen, phosphate and blended fertilizers in Argentina. In addition, we provide agency services for Phosphates for sales to other importers.

Our largest asset is the port facility and warehouse in Quebracho, which is located near Rosario on the Parana River. In addition to supporting our own fertilizer operations, the facility also provides logistics services to third parties and provided throughput services for 300,000 tonnes of product for third parties in fiscal year 2005. We also lease space at Necochea and Bahia Blanca to serve customers in the southern region of Argentina.

In May 2005, we announced the expansion of our Quebracho facility with the construction of a new SSP plant that will produce up to 240,000 tonnes of GSSP per year. We expect the plant to be operational in the third quarter of fiscal year 2006.

China

Since the mid-1990s, CCN has developed and expanded its fertilizer distribution business in the world's largest phosphate market through wholly owned businesses as well as through alliances with local strategic partners.

Yunnan Three Circles Sinochem Cargill Fertilizers Co., Ltd.

In 2000, CCN expanded its presence in China by investing in a state-of-the-art domestic phosphate granulation facility known as Yunnan Three Circles Sinochem Cargill Fertilizers Co., Ltd., which we refer to as Yunnan. Yunnan is a joint venture in which Mosaic owns a 35 percent equity stake. Yunnan's phosphate granulation plant near Kunming in the Yunnan Province in south central China brings together our technical expertise and that of Yunnan Three Circles Chemical Co., with the importing capabilities of Sinochem, the local distribution network of Yantai Municipal Agricultural Means of Production, and the product quality and brand recognition of Cargill. In connection with the Combination, we were granted a five year royalty free trademark license which allows us to use Cargill's brand to market our products. We are also building the Mosaic brand in China and elsewhere.

Yunnan commenced production in August 2002, and currently has an annual DAP production capacity of approximately 600,000 tonnes. The company began marketing DAP under the Cargill brand in February 2003.

Yunnan produces DAP for shipment to north and northwest China and Sinochem is among its largest customers. Phosphoric acid used in the production of DAP at Yunnan is purchased from Yunnan Three Circles Chemical Co. Ammonia used in production of DAP is sourced from local producers. Yunnan's operation is limited by access to raw materials and railcar supply. Improvements to these logistics challenges, however, are expected in the coming years as local suppliers increase production capacities.

Bonded Warehouse Program

Acting as agents, we handle up to 800,000 tonnes of DAP annually through bonded warehouse programs. Chinese importers are able to purchase fertilizer products from strategically located bonded warehouses at Chinese ports. The bonded warehouse program is attractive to Chinese importers because it permits customers to purchase product on a just-in-time basis, reducing market risks from both large vessel purchases and long ocean voyages. As a customer and quality assurance service, we handle and manage the supply chain deliveries for fertilizer vessels until discharged in China, and also act as a bagging, warehousing and dispatch liaison in moving fertilizer products onto trucks or railcars. We operate bonded warehouses at five ports throughout mainland China.

Mosaic Fertilizers (Yantai) Co. Ltd.

Mosaic Fertilizers (Yantai) Co., Ltd., which we refer to as Yantai, owns and operates a 200,000 tonne per year bulk blending facility in the port of Yantai, China, which was recently upgraded in fiscal year 2004. We produce and sell bulk blend fertilizers tailored to specific soil and crop requirements and provide agricultural services mainly in the Shangdong Province of China. We also act as a sales agent for other Mosaic operations in China as well as for other foreign owned fertilizer plants. Our agency volume is approximately 30,000 tonnes per year. Primary raw materials for our blended fertilizer production are granular urea, DAP, MAP, SSP, and potash.

Jiangsu Mosaic Agricultural Means of Production Co. Ltd.

Jiangsu Mosaic Agricultural Means of Production Co. Ltd., which we refer to as Jiangsu, formed in fiscal year 2003, owns and operates a 170,000 tonne per year NPK compound fertilizer production facility in the Jiangsu Province of China. We own a 60 percent interest in Jiangsu.

Jiangsu is strategically located along the Yangtze River, produces and sells NPK compounds to customers in the seven China provinces along the Yangtze River and to customers in northern China through Cargill's operations. Jiangsu uses urea, SSP, MAP, potash, ammonium chloride and other fertilizers in the production of its NPK compounds. Most of the raw materials are sourced locally.

Mosaic Fertilizers (Qinhuangdao) Co., Ltd.

Our subsidiary, Mosaic Fertilizers (Qinhuangdao) Co. Ltd., which we refer to as Qinhuangdao, owns and operates a 200,000 tonne per year bulk blending facility in the port of Qinhuangdao, China. The plant started production in March 2005. We produce and sell bulk blend fertilizers tailored to specific soil and crop requirements and provide agricultural services in the northeast, northwest and northern parts of China. We also act as a sales agent for other Mosaic operations in China as well as for other foreign owned fertilizer plants. Primary raw materials for our blended fertilizer production are granular urea, DAP, MAP, SSP, and potash.

India

Our Indian subsidiary, Mosaic India Private Ltd., operates distribution facilities and a deep-water port facility where we import fertilizers into India. We also serve as marketing agent for Phosphates in India. Our port facility is a marine terminal at Rozy, Jamnagar on the west coast of India and we are the wholesale distributor of the leading brand of DAP, still branded under the Cargill name, within the country.

We market approximately 575,000 tonnes of phosphate products per year in the Indian market to three customer segments, including national account customers who typically are large established fertilizer producers or marketers, a joint marketing program in which we jointly distribute fertilizer through a retail network owned by Tata Chemicals and under Tata Chemical's brand name, and in-country distribution of branded fertilizers, mainly Cargill branded DAP, to farmers through a network of wholesale and retail distributors in the northern and western states of India. Our Rozy port operations has annual throughput of approximately 485,000 tonnes.

Thailand

Mosaic International Thailand Ltd., our wholly-owned Thai subsidiary, distributes fertilizer in Thailand through a 50,000 tonne warehouse and 240,000 tonne bulk blending facility at Sriracha, Thailand. We produce and sell approximately 170,000 tonnes of bulk blends and distribute another 100,000 tonnes of straight fertilizers in Thailand each year.

We market bulk blended products, ranging from standard blends to premium brands, to various segments in the Thai market. Materials for blending include urea, DAP, potash, ammonium sulphate and other micronutrients. These raw materials typically are imported from Australia, Canada, China, Indonesia, Malaysia, and the United States.

Chile

In Chile, we market bulk blended and straight fertilizer products to retail dealers with a small percentage of sales made directly to farmers. Our sales total approximately 260,000 tonnes per year, or 24 percent of the 1.1 million tonne market. Straight products such as urea, DAP, MAP and TSP account for approximately 55 percent of sales and bulk blends, tailored to meet specific soil and crop requirements, make up the rest. Most of our nitrogen products are imported from Argentina and Venezuela.

Our key assets in Chile include warehouse and bulk blending facilities at Conception Bay and San Antonio. Our Conception Bay facility mainly serves dealers in central Chile. We also lease warehouse space at the Lirquen port at Conception Bay, where straight materials are imported and bagged. The bulk blending plant at Conception Bay (also known as Cosmito) includes a 20,000 tonne warehouse. Our San Antonio facility serves retailers in northern Chile. We also lease a facility at Puerto Montt that includes a 15,000 tonne warehouse and bulk blender as well as several satellite warehouses to serve customers in the southern Chile.

Other Offshore Operations

In addition to our Offshore locations described above, we also maintain operations and/or sales offices in the Ukraine, France, Russia, Mexico, Australia, and Hong Kong.

Sales and Marketing

For a discussion of the Offshore sales and marketing, see "Sales and Marketing Activities" later in this report.

Nitrogen

Nitrogen consists of our equity in the net income of Saskferco Products Inc., which we refer to as Saskferco and our nitrogen sales and distribution activities. The distribution activities include marketing activities for Saskferco and the sales of nitrogen products purchased from unrelated parties. We are the exclusive marketing agent for nitrogen products produced by Saskferco. Saskferco is a world-scale and energy-efficient Saskatchewan based nitrogen corporation in which we have a 50 percent ownership interest.

Principal Products

Saskferco's principal products include the following:

Anhydrous Ammonia. Anhydrous ammonia is a high analysis nitrogen product that is used both as a direct application fertilizer mostly in North America as well as the building block for most other nitrogen products, such as urea. Ammonia, a gas at normal temperatures and pressures, is stored and transported as a liquid either under pressure or in refrigerated vessels. Farmers inject ammonia into the soil as a gas. Ammonia is a low cost source of nitrogen in markets with well-developed distribution infrastructures and specialized application equipment. Rapidly escalating costs for regulatory compliance and liability insurance have diminished the advantage of ammonia over other nitrogen products during the past few years in North America.

Urea and Feed Grade Urea. Solid urea is the most widely used nitrogen product in the world. Urea solution first is produced by reacting anhydrous ammonia with carbon dioxide (CO_2) at high pressure. We then form solid, granular urea using standard granulation processes. Granular urea often is physically mixed with phosphate and potash products to make blends that meet specific soil and crop requirements. We also produce a feed grade urea marketed under the MicroGran™ brand.

Urea Ammonium Nitrate (UAN) Solution. UAN solution is the most widely used liquid fertilizer worldwide. UAN solution is produced by combining urea solution, ammonium nitrate solution and water. It contains between 28 percent and 32 percent nitrogen. The distribution of UAN solution requires specialized infrastructure and equipment for the storage, transportation and application of liquid product.

Production and Properties

Saskferco's nitrogen plant, located near Belle Plaine, Saskatchewan, has the capacity to produce approximately 1,860 tonnes of anhydrous ammonia, 2,850 tonnes of granular urea solution, and 650 tonnes of UAN liquid fertilizer solution per day. Saskferco produces granular urea, feed grade urea, 28 percent and 32 percent UAN solution and anhydrous ammonia for customers primarily in western Canada and the northern tier of the United States.

The growth in nitrogen demand in western Canada and northern tier states of the United States since 1992 has enabled us to market an increasing share of Saskferco's output into core markets that are located within a few hundred miles of the facility.

Sales and Marketing

For a discussion of the Nitrogen sales and marketing, see "Sales and Marketing Activities" below.

SALES AND MARKETING ACTIVITIES

United States and Canada

Mosaic has a sales and marketing team that serves our Phosphate, Potash and Nitrogen business segments and sells products purchased from unrelated third parties. We sell to wholesalers, cooperatives, independent retailers and national accounts. To service the needs of our customers, we own and operate a network of warehouse distribution facilities strategically located along or near the Mississippi and Ohio Rivers as well as in other key geographic regions of the United States. From these facilities, we market nitrogen (typically in the form of urea or UAN solution), phosphate (typically in the form of DAP, MAP, MicroEssentials™ or TSP) and potash to customers who in turn resell the product to U.S. farmers.

We own the Port Cargill fertilizer operations in Savage, Minnesota, with approximately 94,000 tonnes of dry product storage capacity, as well as warehouse distribution facilities in Pekin, Illinois (dry storage capacity of approximately 65,000 tonnes), Louisville, Kentucky (both dry and liquid storage capacity of approximately 49,000 tonnes), Hendersonville, Kentucky (both dry and liquid storage capacity of approximately 77,000 tonnes), Melbourne, Kentucky (dry storage capacity of approximately 28,000 tons) and Houston, Texas (dry storage capacity of approximately 54,000 tonnes), which has a deep water berth providing access to the Gulf of Mexico. In addition, we are a 50 percent owner of River Bend Ag, LLC, a wholesale distribution company located in New Madrid, Missouri with storage capacity of approximately 23,000 tonnes for dry products and 20,000 tonnes for liquid products.

In addition to the geographically situated facilities that we own, our U.S. wholesale distribution operations also include leased distribution space or contractual throughput agreements for dry or liquid storage in other key geographical areas such as California, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Minnesota, Nebraska, New York, North Dakota, Ohio, Pennsylvania and Texas.

Our Canadian customers include independent dealers, national accounts and Cargill AgHorizons, a retail fertilizer business unit owned by Cargill that was not contributed to us in the Combination. We also lease a warehouse facility in Clavet, Saskatchewan and own a facility in Belle Plaine, Saskatchewan.

International

Internationally, we market our Phosphate products through the Phosphate Chemical Export Association, Inc. which we refer to as PhosChem. We also market Phosphates' products through Offshore. PhosChem is a Webb-Pomerene Act organization that serves as a U.S. export association for three phosphate crop nutrient producers, including us. For the calendar year 2006, we expect our allocation of sales to be 83.9%. Our Saskatchewan potash products are sold through Canpotex Limited, which we refer to as Canpotex. Canpotex is an export association of the Saskatchewan potash producers responsible for offshore marketing of potassium chloride produced in Saskatchewan. Canpotex sales are generally allocated among the producer members based on production capacity. We currently supply approximately 36.7 percent of Canpotex's requirements. Our exports from Carlsbad are sold through our own sales force. The Offshore operations also purchase phosphate, potash and nitrogen products from, or market these products for, unrelated third parties. These operations focus on providing quality crop nutrients as well as innovative and customized solutions to crop nutrient manufacturers, distributors and retailers. To service the needs of customers, we own and operate a network of warehouse distribution facilities strategically located in key geographic areas throughout several countries. During the fiscal year ended May 31, 2005, Offshore sold approximately ten percent of our export sales of phosphate crop nutrients and 12 percent of our export sales of potash crop nutrients.

During the fiscal year ended May 31, 2005, approximately 54 percent of our export sales of phosphate crop nutrients were marketed through PhosChem. We administer PhosChem on behalf of ourselves and two other member companies. PhosChem estimates that its sales represent approximately 63 percent of total U.S. exports of concentrated phosphates. The countries that account for the largest amount of PhosChem's sales of concentrated phosphates include China, Brazil, Australia and India. During the fiscal year ended May 31, 2005, PhosChem's concentrated phosphates exports to Asia were 68 percent of total shipments by volume, with China representing 29 percent of export shipments.

We sell potash throughout the world, with our largest amount of sales outside of North America made to China, Japan, Korea, Taiwan South East Asia, Australia, Europe and Latin America. In 2005, 83 percent of the potash we produced was sold as crop nutrients, while 17 percent was sold for nonagricultural uses.

Other Products

With a strong brand position in a multi-billion dollar feed ingredients global market, Phosphates also supplies feed ingredients for poultry and livestock to markets in North America, Latin America and Asia. Potash's sales to non-agricultural users are primarily to large industrial accounts and the animal feed industry. Additionally, potash is sold as an ingredient in icemelter as well as a water softener regenerant.

Shipments

The table below shows our shipments of concentrated phosphates in thousands of dry product tonnes, primarily DAP:

	2005		2004		2003	
	Tonnes	%	Tonnes	%	Tonnes	%
Domestic	3,428	32%	3,254	31%	3,415	36%
Export	7,325	68%	7,240	69%	6,036	64%
Total shipments	**10,753**	**100%**	**10,494**	**100%**	**9,451**	**100%**

As of May 31, 2005, we had contractual commitments for the fiscal year ending May 31, 2006 from non-affiliated customers for the shipment of approximately one million tonnes of concentrated phosphates and approximately two million tonnes of phosphate rock. We also had contractual commitments from non-affiliated customers for the shipment of phosphate feed and feed grade potassium products amounting to approximately 524,000 tonnes in the fiscal year ending May 31, 2006.

The table below shows our shipments of potash in thousands of tonnes:

	2005		2004		2003	
	Tonnes	%	Tonnes	%	Tonnes	%
Domestic						
Customers	4,682	55%	5,210	60%	4,499	61%
Captive	397	4%	484	6%	372	5%
	5,079	59%	5,694	66%	4,871	66%
Export	3,496	41%	2,951	34%	2,484	34%
Total shipments	**8,575**	**100%**	**8,645**	**100%**	**7,355**	**100%**

As of May 31, 2005, we had contractual commitments for the fiscal year ending May 31, 2006 from non-affiliated customers for the shipment of potash amounting to approximately 991,380 tonnes.

COMPETITION

Because fertilizers are global commodities available from numerous sources, fertilizer companies compete primarily on the basis of delivered price. Other competitive factors include product quality, customer service, plant efficiency and availability of product. As a result, markets for our products are highly competitive. We compete with a broad range of domestic and international producers, including farmer cooperatives, subsidiaries of larger companies, integrated energy companies, and independent fertilizer companies. Foreign competitors often have access to cheaper raw materials, are required to comply with less stringent regulatory requirement or are owned or subsidized by their governments and, as a result, may have cost advantages over U.S. companies. Additionally, foreign competitors are frequently motivated by non-market factors such as the need for hard currency.

We believe that our relationship with Cargill and its global food and agriculture businesses furnishes us with a unique competitive advantage which increases our ability to meet the needs of our agricultural customers around the world. Cargill's longstanding history, rich knowledge of international agricultural markets, and significant ownership interest in our company is important to us, and we intend to work with Cargill to pursue value-creating opportunities for our company and all of our shareholders.

Phosphates

Phosphates operates in a highly competitive global market. Among the competitors in the global phosphate crop are domestic and foreign companies, as well as foreign government-supported producers in Asia and Morocco. Phosphate producers compete primarily based on price and, to a lesser extent, product quality and innovation. Major integrated producers of feed phosphates and feed grade potassium are located in the United States, Europe and China. Many smaller producers are located in emerging markets around the world. Many of these smaller producers are not manufacturers of phosphoric acid and are required to purchase this raw material on the open market. Competition in this global market is also driven by price, quality and service.

As the largest miner of phosphate rock in the United States, and the world's largest producer of concentrated phosphates, we enjoy an advantage over some competitors as the scale of operations effectively reduces production costs per unit. We are also vertically integrated to captively supply one of our key raw materials, phosphate rock, to our phosphate production facilities. In addition, we produce another raw material, ammonia, to captively supply our Faustina concentrates facility. With our own sulphur transportation barges and our 50 percent ownership interest in Gulf Services, we are well-positioned to source an adequate, flexible and cost-effective supply of sulphur, our third key raw material.

With production facilities in both Central Florida near the Port of Tampa and in Louisiana on the Mississippi River, we are logistically positioned to supply both domestic and international customers. In addition, those multiple production points afford us the flexibility to optimally balance supply and demand.

With no captive ammonia production in Florida, we are subject to significant volatility in our purchase price of ammonia from world markets. In addition, we are subject to many environmental laws and regulations in the state of Florida that are often more stringent than those which producers in other states or foreign countries must comply.

Potash

Potash is a commodity available from several geographical regions and around the world and, consequently, the market is highly competitive. Through our participation in Canpotex, we compete outside of North America with various independent potash producers and consortia as well as other export organizations, including state-owned organizations. Our principal methods of competition with respect to the sale of potash include product pricing, and offering consistent, high-quality products and superior service.

Offshore

Offshore generally operates in highly competitive business environments in each of its markets, competing with local businesses and with products that are available from many other sources. We believe that Offshore's vertical integration with our own production businesses and our focus on product innovation and customer solutions positions us with a competitive advantage over many of our competitors. In addition, our relationships with other Cargill agricultural operations provide us with additional sales opportunities. We have a strong brand in several of the countries in which we operate, both through the license we have to use Cargill's name, as well as the Mosaic brand which we are building. In addition to having access to our own production, we have the capability to supply all three nutrients to our dealer / farmer customer base.

Nitrogen

Nitrogen is a global commodity with production throughout the world. Approximately half of the urea and ammonia used in the United States annually is imported from multiple offshore sources. Gas is the primary raw material used in nitrogen production and may represent as much as 90 percent of the cost of a ton of fertilizer. With high North American gas costs, many offshore producers have a nitrogen production cost advantage and have used this to increase capacity and sales into key markets like North America. Saskferco is able to secure Canadian gas, which has historically traded at a small discount compared to United States prices. Additionally, Saskferco has one of the most modern and efficient plants in North America. Saskferco's products are marketed within close proximity of its plant which is geographically removed from imports. Saskferco's cost of delivering its product to customers is significantly lower than that of offshore competitors and helps offset the natural gas cost differential.

FACTORS AFFECTING DEMAND

Our results of operations historically have reflected the effects of several external factors, which are beyond our control and have in the past produced significant downward and upward swings in operating results. Revenues are highly dependent upon conditions in the agriculture industry and can be affected by crop failure, changes in agricultural production practices, government policies and weather. Furthermore, our crop nutrients business is seasonal to the extent farmers and agricultural enterprises in the markets in which we compete purchase more crop nutrient products during the spring and fall. The international scope of our business, spanning the northern and southern hemispheres, reduces to some extent the seasonal impact on our business. The seasonal nature of our businesses requires significant working capital for inventory in advance of the planting seasons.

We sell products throughout the world. Unfavorable changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade; unexpected changes in tax and trade treaties; strengthening or weakening of foreign economies as well as political relations with the United States may cause sales trends to customers in one or more foreign countries to differ from sales trends in the United States.

Our foreign operations are subject to risks from changes in foreign currencies. The costs of the Canadian operations are principally denominated in the Canadian dollar while its sales are denominated in the U.S. dollar. As a result, significant changes in the exchange rate of these two currencies can have a significant effect on our business and results of operations. We have included additional detail under "Market Risk" in Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" of this report.

OTHER MATTERS

Environmental Matters

Environmental matters are an important aspect of our business, results of operations, financial condition and cash flows. We have included information regarding environmental matters under

"Environmental, Health and Safety Matters" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

We had approximately 8,500 employees as of May 31, 2005, consisting of approximately 3,200 salaried and 5,300 hourly employees.

Labor Relations

We have 12 collective bargaining agreements with the affiliated local chapters of six international unions in North America. As of May 31, 2005, approximately 92 percent of the hourly work force in North America was covered under collective bargaining agreements. One of our North American collective bargaining agreements was re-negotiated during the fiscal year ended May 31, 2005. Eight of our North American agreements will expire in the fiscal year ending May 31, 2006. Agreements with nine unions cover all employees in Brazil. More than one agreement may govern our relations with each of these unions. In general, the agreements in Brazil are renewable on an annual basis. We also have collective bargaining agreements with unions covering employees in several other countries. We have not experienced a significant work stoppage in recent years and consider our labor relations to be good.

GLOSSARY OF INDUSTRY TERMS

Nutrient Analysis

Normally expressed as a series of three numbers, the nutrient analysis represents the content of a crop nutrient material or fertilizer in terms of its percent (by weight) of nitrogen, phosphate and potash (represented by the letters N-P-K). Our primary phosphate products (DAP, MAP and TSP) are commonly referred to as "high analysis" fertilizers, containing the highest phosphate analysis of any crop nutrients.

Examples:

Diammonium Phosphate (DAP)

18-46-0

18 percent (N) Nitrogen

46 percent (P) Phosphate

0 percent (K) Potash

Muriate of Potash (MOP)

0-0-60

0 percent (N) Nitrogen

0 percent (P) Phosphate

60 percent (K) Potash

NPK

"NPK" or "N-P-K" is a term commonly used to describe a fertilizer granule that includes a combination of nitrogen, phosphate and potassium. An NPK plant is a granulation plant that produces NPK fertilizer. We use two processes for granulation. Chemical granulation uses sulphuric acid, phosphoric acid and ammonia along with other dry raw materials to granulate the product. Steam granulation uses steam and water along with dry raw materials to granulate the product.

Tons

In this report, "tonne" or "tonnes" means Metric tonnes unless we specify otherwise.

A short ton is equal to 2,000 pounds. Short tons = 1.102 x metric tonnes.

A long ton is equal to 2,240 pounds. Long tons = 1.120 x short tons.

A metric tonne is equal to 2,205 pounds.

Phosphate Terms

BPL (Bone Phosphate of Lime)

BPL is a traditional reference to the amount (by weight percentage) of calcium phosphate contained in phosphate rock or a phosphate ore body. A higher BPL corresponds to a higher percentage of calcium phosphate.

DAP (Diammonium Phosphate) and MAP (Monoammonium Phosphate)

These compounds represent the chemical make-up of our most common granular crop nutrient products. DAP and MAP are the most widely-used and fastest-growing phosphate crop nutrients in the world.

Chemically, the DAP structure consists of one phosphate molecule attached to two ammonium molecules and has a nutrient analysis of 18-46-0 (18 percent nitrogen, 46 percent phosphate, 0 percent potash). The MAP structure consists of one phosphate molecule attached to one ammonium molecule and has a nutrient analysis of 11-52-0 (11 percent nitrogen, 52 percent phosphate, 0 percent potash).

DAP and MAP are normally applied to fields in the spring or fall as a primary source of phosphate nutrients and a secondary source of nitrogen.

Feed Phosphates

Feed-grade phosphates are essential feed ingredients used for mineral supplementation in animal diets. Our major products are in the form of monocalcium, dicalcium and tricalcium phosphates and used primarily in feeds for beef, dairy, swine and poultry industries. All feed phosphates must be defluorinated to reduce their fluorine content to levels that are non-toxic to animals.

GSSP/SSP

GSSP (granulated single superphosphate) and SSP (powdered form) are manufactured by mixing sulphuric acid with phosphate rock, which produces SSP. SSP powder can either be combined with other nutrients to produce NPK or can be granulated into GSSP.

MicroEssentials™ (ME)

MicroEssentials™ is a value-added DAP or MAP product that features a patented process that creates very thin platelets of sulphur on the product. Over time, these sulphur platelets break down in the soil and are absorbed by plants.

P_2O_5 (Phosphorous Pentoxide)

This expression for phosphorous pentoxide represents the chemical form of phosphate that exists in fertilizers and crop nutrients. A fertilizer with the analysis of 0-46-0 (triple superphosphate, or TSP) would contain 46 percent P_2O_5. For simplicity, this term is usually replaced by the letter "P" and the terms "P_2O_5" and "P" are used somewhat interchangeably.

Phosphate Chemicals Export Association, Inc. (PhosChem)

PhosChem, formed under the Webb-Pomerene Act in 1974, is responsible for export marketing of concentrated phosphates produced in the United States by its member companies. We manage PhosChem's dry product sales and marketing efforts on behalf of the other members. Our financial statements include PhosChem as a consolidated subsidiary.

Phosphate Rock

Phosphate rock is the naturally occurring deposit of phosphate-rich minerals that we mine and process for use as a feed stock in the manufacture of high-analysis granular crop nutrients.

Phosphoric Acid

Phosphoric acid is a dark brown, viscous liquid produced by reacting refined phosphate ore with concentrated sulphuric acid. This intermediate product is used as a feed stock in the production of almost all granular crop nutrients including DAP, MAP and TSP.

Phosphorus (P)

Phosphorus is one of the three primary crop nutrients required for plant growth. Phosphorus plays a role in many physiological processes in the plant, such as the utilization of sugar and starch, photosynthesis and the transfer of energy.

TSP (Triple Superphosphate)

TSP is a granular phosphate crop nutrient that does not contain any nitrogen, and has a nutrient analysis of 0-46-0 (0 percent nitrogen, 46 percent phosphate, 0 percent potash). This product is normally used in crop nutrient applications where a high phosphate analysis is required but where nitrogen is either not desired or not necessary. TSP also has a small but growing application in certain industrial and environmental uses where a clean source of readily-available phosphate is needed.

Potash Terms

Canpotex Limited (Canpotex)

Canpotex Limited, formed in 1970 is an export association of the Saskatchewan potash producers responsible for offshore marketing of potassium chloride produced in Saskatchewan. Our investment in Canpotex is accounted for using the equity method.

Feed potassium

Feed potassium products are mineral supplements produced specifically for animal feeds. They include potassium chloride and double sulphate of potassium and magnesium.

K_2O (Potassium Oxide)

Since the amount of potassium in the common salts of potassium varies, the industry has established a common standard of measurement by defining a product's potassium content, or grade, in terms of equivalent percentages of K_2O (potassium oxide). A K_2O equivalent of 60 percent and 22 percent is the customary minimum standard for muriate of potash and double sulphate of potash magnesia products, respectively.

KCl or MOP (Potassium Chloride)

Potassium chloride (KCl), or muriate of potash (MOP), contains 60 percent to 62.5 percent K_2O and is the most widely used potassium fertilizer. The product varies in color from white to red. White potash typically contains 62.5 percent K_2O. It is used in agriculture, but its unique properties (lower insolubles, and higher analysis) make it the product of choice in the industrial market as an icemelter and in liquid fertilizers. Mosaic is the global leader in the production of white potash, and white potash generally commands a premium price over competitive forms of MOP. Coarse and granular red potash are suited to bulk blending with the standard grade primarily sold to export customers.

K-Mag® (Potassium Magnesium Sulphate)

Potassium magnesium sulphate (K-Mag®) is produced from langbeinite ore near Carlsbad, New Mexico. It contains 21 percent to 22 percent K_2O, 11 percent magnesium and 22 percent sulphur and is used on chloride-sensitive crops that are grown on soils deficient in these three nutrients. It is essentially chloride-free and is a neutral salt that does not change the pH at any application rate, which is advantageous for many crops.

Potash

Potash is a generic term used to describe potassium fertilizers containing 22 percent to 62 percent K_2O. Potash is sold on its oxide or K_2O content. A fertilizer with the analysis of 0-0-62 would contain 62 percent K_2O by weight. Shaft (conventional) and solution mining are the two primary techniques employed to produce potash. Conventional (shaft) mining undercuts the face, drills and blasts. Solution mining uses hot salt brine that is pumped down to the potash bed, dissolving mainly potassium salts, and returns the potash brine to the surface for refining.

Potassium (K)

Potassium is one of the three primary crop nutrients required for plant growth. It is required for several physiological functions in the plant, including carbohydrate metabolism, the synthesis of proteins and the activation of enzymes.

Nitrogen Terms

Ammonia

Ammonia is produced primarily from natural gas and atmospheric nitrogen as the first step in nitrogen fertilizer production. It can also be applied directly to soils. Anhydrous ammonia (NH3) is a gas with 82 percent nitrogen. Ammonia is condensed by pressure and cooling, and stored and transported in this liquid form.

Nitrogen (N)

Nitrogen is a gas that makes up 80 percent of the atmosphere. Essential for plant growth, it is present in chlorophyll and protein. Some plants can obtain nitrogen from the atmosphere, but most get it from soil solutions. Its nutritional value is consumed during each growing season so it must be applied to soil annually.

Urea

Urea (46 percent nitrogen), the most commonly produced and widely traded nitrogen product, is manufactured by reacting ammonia with carbon dioxide under high pressure. It is used as fertilizer and as a feedstock for industrial and feed purposes.

UAN (Urea ammonium nitrate)

Urea ammonium nitrate (UAN) is a liquid fertilizer solution made by dissolving ammonium nitrate and urea in water. The nitrogen content of these solutions will vary from 28 percent to 32 percent, depending on the amount of ammonium nitrate, urea and water in the solution. UAN solution is nonflammable. UAN can be handled as a liquid at atmospheric pressure and temperature.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the name, age at July 31, 2005 and position of each of our executive officers:

Name	Age	Position
Norman B. Beug	53	Vice President—Potash Operations
Fredric W. Corrigan	62	Chief Executive Officer, President and Director
Richard L. Mack	37	Senior Vice President, General Counsel and Corporate Secretary
Steven L. Pinney	51	Senior Vice President—Phosphate Operations
Robert M. Qualls	55	Vice President and Controller
Lawrence W. Stranghoener	51	Executive Vice President and Chief Financial Officer
James T. Thompson	54	Executive Vice President
Linda Thrasher	39	Vice President—Public Affairs
David W. Wessling	44	Vice President-Human Resources

Norman B. Beug. Prior to the Combination, Mr. Beug was the Vice President and General Manager of IMC's Potash Business Unit from February 2003 through October 2004. In addition, Mr. Beug became Vice President - Potash Operations of the Company on June 14, 2004. Mr. Beug joined a predecessor of IMC in 1977. Mr. Beug's prior service for IMC and its predecessor companies included a variety of supervisory and management positions in the potash business.

Fredric W. Corrigan. Prior to the Combination, Mr. Corrigan served as Executive Vice President of Cargill from November 1999 through October 2004, Chairman of the Board of Cargill Fertilizer, Inc. from September 1994 through October 2004 and Chairman of the Cargill Corporate Business Excellence Committee from August 2000 through October 2004. Mr. Corrigan also served on Cargill's Corporate Leadership Team and Corporate Public Affairs Committee, as well as the board of directors of several Cargill joint ventures. In addition, until October 21, 2004, the day before the Combination, Mr. Corrigan was Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and a director of the Company from January 26, 2004. Mr. Corrigan joined Cargill in 1966. His prior service for Cargill included various executive positions for its fertilizer and other agricultural businesses, including President of Cargill's Fertilizer Division and President of Cargill Worldwide Fertilizer.

Richard L. Mack. Prior to the Combination, Mr. Mack served as an attorney in Cargill's worldwide law department since 1994, serving most recently as a Senior Attorney since 2000. In addition, prior to October 21, 2004, the day before the Combination, Mr. Mack was Senior Vice President and General Counsel of the Company from June 14, 2004. Upon joining Cargill in 1994, Mr. Mack's responsibilities included working with Cargill's worldwide crop nutrition businesses and counseling several additional business units and shared service organizations within Cargill.

Steven L. Pinney. Prior to the Combination, Mr. Pinney served as a Senior Vice President and then President of Cargill Fertilizer, Inc., a subsidiary of Cargill, and Business Unit Leader of Cargill's Phosphate Production Business Unit from 1999 to October 2004. In addition, Mr. Pinney became Senior Vice President -Phosphate Operations of the Company on June 14, 2004. Mr. Pinney joined Cargill in 1976 and previously held various management and engineering positions in its fertilizer and other agricultural businesses.

Robert M. Qualls. Prior to the Combination, Mr. Qualls served as Vice President, Controller of IMC from March 2002 through October 2004. Mr. Qualls joined IMC in February 1997. From 1999 through

2001, Mr. Qualls served as Vice President of Finance, Purchasing and Information Services of IMC Phosphates Company. In January 2001, Mr. Qualls was named Vice President, Finance of IMC Crop Nutrition, and served in that capacity until March 2002.

Lawrence W. Stranghoener. Mr. Stranghoener joined us as Executive Vice President and Chief Financial Officer in October 2004. He previously served as Executive Vice President and Chief Financial Officer of Thrivent Financial for Lutherans and its predecessor organization from January 1, 2001 until October 2004, where he had responsibility over the organization's investments, finance and related functions. Prior to that, from 1983 through December 1999, Mr. Stranghoener worked in various senior management positions with Honeywell, Inc. in the United States and Europe, including Vice President and Chief Financial Officer, Vice President of Business Development, Vice President of Finance, Director of Corporate Financial Planning and Analysis and Director of Investor Relations. In December 1999, following the Honeywell-AlliedSignal merger, Mr. Stranghoener joined Techies.com of Edina, Minnesota, as Executive Vice President and Chief Financial Officer. Mr. Stranghoener also serves as a member of the board of directors of Kennametal Inc. and as Chairman of its Audit Committee.

James T. Thompson. Prior to the Combination, Mr. Thompson served as president of Cargill Steel from January 1996 through October 2004, with responsibility for North Star Steel Company, North Star Recycling Company, Cargill Steel Service Centers and Cargill Wire. In addition, Mr. Thompson became an Executive Vice President of the Company on June 14, 2004. Mr. Thompson was a member of Cargill's Corporate Center and the Business Conduct Committee. Previously, Mr. Thompson had served Cargill in a variety of positions since 1974.

Linda Thrasher. Prior to the Combination, Ms. Thrasher was the Director of Public Policy for Cargill's Washington, D.C. office since joining Cargill in 1994. In addition, Ms. Thrasher became Vice President - Public Affairs of the Company on June 14, 2004. Ms. Thrasher handled extensive legislative and regulatory issues for Cargill's fertilizer, salt and steel businesses and spent significant time working on environmental and trade issues.

David W. Wessling. Prior to joining us in January 2005 as our Vice President - Human Resources, Mr. Wessling worked at Cargill since 1984 serving most recently as Vice President - Global Human Resource Shared Services and Vice President - North American Human Resources. From 1984 - 2001, Mr. Wessling served Cargill's meat and poultry processing businesses in a variety of plant, divisional office, international and corporate human resource assignments. Mr. Wessling served Cargill Meat Solutions as Vice President - Human Resources from 1996 - 2001.

Pursuant to the Investor Rights Agreement dated as of January 26, 2004, as amended, between Cargill and Mosaic, during the four year period that commenced on the October 22, 2004 effective date of the Combination, Cargill and Mosaic have agreed to, among other things, take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause such individual as designated by Cargill for such purpose to be elected as our Chief Executive Officer and President. Pursuant to such provisions, Mr. Corrigan has been elected as our Chief Executive Officer and President.

Each of the Company's executive officers have served in the positions listed in the table above since the Combination, except as expressly indicated above. The Company's executive officers are generally elected to serve until their respective successors are elected and qualified or until their earlier death, resignation or removal. No "family relationships," as that term is defined in Item 401(d) of Regulation S-K, exist among any of the listed officers.

Item 2. Properties.

Information regarding our plant and properties is included in Part I, Item 1, "Business," of this report.

Item 3. Legal Proceedings.

We have included information about legal and environmental proceedings in Notes 18, and 25 of the notes to our consolidated financial statements in our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 8, "Financial Statements and Supplementary Data".

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended May 31, 2005.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

We have included information about the market price of, dividends on and the number of holders of our common stock under "Quarterly Results (Unaudited)" in our annual report to stockholders. This information is incorporated herein by reference.

We have included information on dividend restrictions in Note 19 of the notes to our consolidated financial statements in our annual report to stockholders. This information is incorporated by reference in this report in Part II, Item 8, "Financial Statements and Supplementary Data".

The principal stock exchange on which our common stock is traded is The New York Stock Exchange. Our Class B common stock is held by Cargill and is not traded on any stock exchange

The following provides information related to equity compensation plans.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in first column)
Equity compensation plans approved by stockholders	9,876,243	$17.61	8,789,969
Equity compensation plans not approved by stockholders	—	—	—
Total	**9,876,243**	**$17.61**	**8,789,969**

Pursuant to our employee stock plans relating to the grant of employee stock options, stock appreciation rights and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of common stock of Mosaic for which the purchase price may be paid by means of delivery to us by the optionee of shares of common stock of Mosaic that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the period covered by this report, no options to purchase shares of common stock of Mosaic were exercised for which the purchase price was so paid.

Item 6. Selected Financial Data.

We have included selected financial data for our fiscal years 2001 through 2005 under "Five Year Comparison," in our annual report to stockholders. This information is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

We have included a Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report to stockholders. This information is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We have included a discussion about market risks under "Market Risk" in the Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report to stockholders. This information is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements, the notes to our consolidated financial statements, the report of KPMG LLP, and the information under "Quarterly Results (Unaudited)" included in our annual report to stockholders are incorporated herein by reference.

The following Consolidated Financial Statement Schedules of Mosaic and Report of Independent Auditors on Financial Statement Schedule included in our annual report to stockholders are incorporated herein by reference:

- Report of Independent Auditors on Financial Statement Schedule
- Schedule II – Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

We maintain disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our management, with the participation of its principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Our principal executive and financial officers have concluded, based on such evaluations, that our disclosure controls and procedures were not fully effective for the purpose for which they were designed as of the end of such period, because of the material weakness in our internal controls described below. While we believe that a material weakness exists at our stage of development after our recent Combination, we believe that our consolidated financial statements incorporated by reference in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates and for periods presented. Our independent registered public accounting firm, KPMG LLP, has issued an unqualified report on our consolidated financial statements.

As a result of the Combination, we adopted the internal controls that previously existed at CCN (and its multiple international locations resulting from the spin-off from Cargill) and IMC prior to October 22, 2004. As a new public company that combined the scope of operations of these two global businesses with a new management team and only 219 days left in our first fiscal year, we have been evaluating, and are continuing to evaluate, in consultation with external resources, the controls and procedures that we inherited from our predecessor companies with a view to assessing their continuing sufficiency and consistency for our new global enterprise in light of the rapidly evolving standards for controls and procedures. As a result of this evaluation, we have begun to enhance our controls and procedures. As part of our process, we have concluded that a "material weakness" in our internal controls exists. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified is our lack of a sufficient number of adequately trained finance and accounting personnel in our field operations with appropriate US GAAP expertise. As a result, adjustments were required related to revenue recognition for certain types of sales transactions, accounting for derivative transactions under SFAS No. 133, accounting for unconsolidated investments under FASB Interpretation No. 46R, and in certain other areas.

Management is committed to improve the overall internal control environment within our new organization to eliminate the material weakness which we have identified. Therefore, in response to the foregoing, and as part of our integration plan, we, with the oversight of our Audit Committee, are:

- Enhancing our system of internal controls to provide reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization.
- Reviewing inherited accounting policies to ensure their appropriateness at Mosaic.
- Embarking on a Sarbanes-Oxley Act of 2002 Section 404 internal control initiative which will provide a structure for assessing the effectiveness of internal control over financial reporting by the end of our 2006 fiscal year (the date on which we are first required to report on Section 404).
- Implementing an internal audit program with global reach that will independently evaluate the adequacy and effectiveness of internal controls.
- Assessing the structure of our finance and accounting teams and, as necessary, hiring additional US GAAP trained finance and accounting personnel.
- Implementing education programs within the Company to ensure that all finance and accounting employees are adequately trained and supervised in the application of US GAAP.
- Implementing a new enterprise resource planning (ERP) system with additional system controls which is scheduled to be completed in calendar year 2006.
- Creating stronger communication protocols and relationships between our commercial management and our finance and accounting personnel to ensure that transactions are identified for proper accounting analysis and treatment.

While the Company is implementing remediation plans to address the material weakness noted above, we will not consider the weakness remediated until the new internal controls operate for a sufficient period of time, are tested, and management concludes that these controls are operating effectively.

This matter and our proposed remediation plans have been discussed with the Audit Committee of our Board of Directors and our independent registered public accounting firm prior to the filing of this report.

There was no change in our internal control over financial reporting identified in connection with the evaluations referred to above that occurred during the fourth quarter of fiscal 2005 (the fiscal quarter ended May 31, 2005) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III.

Item 10. Directors and Executive Officers of the Registrant.

The information contained under the headings "The Mosaic Company Board and Board Committees—Committees of the Board of Directors—The Audit Committee," "Certain Relationships and Related Transactions—Investor Rights Agreement," "The Annual Meeting—Matters to Be Considered at the Annual Meeting—Election of Directors," "Beneficial Ownership of Securities—Section 16(a) Beneficial Ownership Reporting Compliance," and "Miscellaneous Information—Stockholder Proposals and Nominations for the 2006 Annual Meeting of Stockholders" included in our definitive proxy statement for our 2005 annual meeting of stockholders and the information contained under "Executive Officers of the Registrant," in Part I, Item 1, "Business," in this report is incorporated herein by reference.

We have a Code of Business Conduct and Ethics within the meaning of Item 406 of Regulation S-K adopted by the SEC under the Securities Exchange Act of 1934 that applies to our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics is available on Mosaic's website (www.mosaicco.com), and we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of our code of ethics by posting such information on our website. The information contained on Mosaic's website is not being incorporated herein.

Item 11. Executive Compensation.

The information under the heading "Policies Relating to the Board of Directors—Compensation of Directors" and "Executive Compensation," included in our definitive Proxy Statement for our 2005 annual meeting of stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the headings "Beneficial Ownership of Securities," "Certain Relationships and Related Transactions—Investor Rights Agreement," and "Certain Relationships and Related Transactions—Registration Rights Agreement" included in our definitive proxy statement for our 2005 annual meeting of stockholders is incorporated herein by reference. The table set forth in Part II, Item 5, "Market for Registrant's Common Stock and Related Stockholder Matters," of this report is also incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information under the headings "Executive Compensation" and "Certain Relationships and Related Transactions" included in our definitive proxy statement for our 2005 annual meeting of stockholders is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information included under "The Annual Meeting—Matters to Be Considered at the Meeting—Ratification of the Appointment of Independent Registered Public Accounting Firm" and "The Annual

Meeting—Preapproval of Independent Auditor Services" included in our definitive proxy statement for our 2005 annual meeting of stockholders is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Consolidated financial statements filed as part of this report are listed under Part II, Item 8, "Financial Statements and Supplementary Data," of this report.

(2) All schedules for which provision is made in the applicable accounting regulations of the SEC are listed under Part II, Item 8, "Financial Statements and Supplementary Data," of this report.

(3) Reference is made to the Exhibit Index beginning on page E-1 hereof.

(b) Exhibits

Reference is made to the Exhibit Index beginning on page E-1 hereof.

(c) Summarized financial information of 50 percent or less owned persons included in our annual report to stockholders are incorporated herein by reference. Financial statements and schedules are omitted as none of such persons are significant under the tests specified in Regulation S-X under Article 3.09 of general instructions to the financial statements.

****

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Mosaic Company
(Registrant)

/s/ Fredric W. Corrigan

Fredric W. Corrigan
Chief Executive Officer and President

Date: August 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this 2005 Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Fredric W. Corrigan Fredric W. Corrigan	Chief Executive Officer and President (principal executive officer)	August 4, 2005
/s/ Lawrence W.Stranghoener Lawrence W. Stranghoener	Executive Vice President and Chief Financial Officer (principal financial officer)	August 4, 2005
/s/ Robert M. Qualls Robert M. Qualls	Vice President and Controller (principal accounting officer)	August 4, 2005
* Robert L. Lumpkins	Chairman of the Board of Directors	August 4, 2005
* Guillaume Bastiaens	Director	August 4, 2005
* Raymond F. Bentele	Director	August 4, 2005
* William R. Graber	Director	August 4, 2005
* Harold H. MacKay	Director	August 4, 2005
* David B. Mathis	Director	August 4, 2005
* William T. Monahan	Director	August 4, 2005
* Douglas A. Pertz	Director	August 4, 2005
* James T. Prokopanko	Director	August 4, 2005
* Steven M. Seibert	Director	August 4, 2005

***By: /s/ Richard L. Mack**

Richard L. Mack
Attorney-in-fact

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
2.i.	Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, by and among IMC Global Inc. (now known as Mosaic Global Holdings Inc.), Global Nutrition Solutions, Inc. (now known as The Mosaic Company), GNS Acquisition Corp., Cargill, Incorporated and Cargill Fertilizer, Inc., as amended by Amendment No. 1 to Agreement and Plan of Merger and Contribution, dated as of June 15, 2004 and as further amended by Amendment No. 2 to Agreement and Plan of Merger and Contribution, dated as of October 18, 2004*	Exhibit 2.1 to the Current Report on Form 8-K of The Mosaic Company ("Mosaic") for October 22, 2004**	
2.ii.	Letter Agreement dated April 11, 2005 to Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, by and among IMC Global Inc., Global Nutrition Solutions, Inc., Cargill, Incorporated and Cargill Fertilizer, Inc., as amended by Amendment No. 1 to Agreement and Plan of Merger and Contribution, dated as of June 15, 2004 and as further amended by Amendment No. 2 to Agreement and Plan of Merger and Contribution, dated as of October 18, 2004	Exhibit 2 to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period ended February 28, 2005**	
3.i.a.	Restated Certificate of Incorporation of Mosaic	Exhibit 3.1 to Mosaic's Registration Statement on Form 8-A dated October 22, 2004**	
3.i.b.	Certificate of Designations of 7.50 percent Mandatory Convertible Preferred Shares of Mosaic	Exhibit 3.2 to Mosaic's Registration Statement on Form 8-A dated October 22, 2004**	
3.i.c.	Certificate of Designations of Class B Common Stock of Mosaic	Exhibit 7 to the Schedule 13D filed by Cargill, Incorporated ("Cargill") with the Securities and Exchange Commission on November 1, 2004***	
3.ii.	Amended and Restated Bylaws of Mosaic	Exhibit 3.3 to Mosaic's Registration Statement on Form 8-A dated October 22, 2004**	
4.ii.a.	Indenture dated as of May 17, 2001 between Mosaic Global Holdings Inc. (formerly known as IMC Global Inc.), the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008	Exhibit 4.ii.(b) to the Current Report on Form 8-K of Mosaic Global Holdings Inc. for May 17, 2001****	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
4.ii.b.	Indenture dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(c) to the Current Report on Form 8-K of Mosaic Global Holdings Inc. for May 17, 2001****	
4.ii.c.	Supplemental Indenture dated as of May 31, 2001 among FMRP Inc., Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(a) to Amendment No. 1 to Registration Statement No. 333-71510	
4.ii.d.	Supplemental Indenture dated as of August 2, 2001 between Mosaic Global Netherlands B.V., Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(b) to Amendment No. 1 to Registration Statement No. 333-71510	
4.ii.e.	Supplemental Indenture dated as of November 6, 2001 between Mosaic Phosphates MP Inc. (formerly known as IMC Phosphates MP Inc.), Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(c) to Amendment No. 1 to Registration Statement No. 333-71510	
4.ii.f.	Supplemental Indenture dated as of November 26, 2001 between Mosaic USA LLC (formerly known as IMC USA Inc. LLC), Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(a) to Amendment No. 1 to Registration Statement No. 333-103362	
4.iig.	Supplemental Indenture dated as of January 1, 2002 between Mosaic Potash Colonsay ULC (formerly known as IMC Potash Colonsay ULC), Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(h) to the Annual Report on Form 10-K of Mosaic Global Holdings Inc. for the Fiscal Year Ended December 31, 2001****	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
4.ii.h.	Supplemental Indenture dated as of July 1, 2002 between Mosaic Sulphur Holdings LLC (formerly known as IMC Sulphur Holdings LLC), Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(c) to Amendment No. 1 to Registration Statement No. 333-103362	
4.ii.i.	Supplemental Indenture dated as of July 1, 2002 between Mosaic Global Dutch Holdings B.V., Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(d) to Amendment No. 1 to Registration Statement No. 333-103362	
4.ii.j.	Supplemental Indenture dated as of July 3, 2003 between Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(a) to the Quarterly Report on Form 10-Q of Mosaic Global Holdings Inc. for the Quarterly Period Ended June 30, 2003****	
4.ii.k.	Indenture dated as of August 1, 2003 between Mosaic Global Holdings Inc., the Guarantors named therein and BNY Midwest Trust Company relating to the issuance of 10.875 percent Senior Notes due 2013	Exhibit 4.ii.(a) to the Quarterly Report on Form 10-Q of Mosaic Global Holdings Inc. for the Quarterly Period Ended September 30, 2003****	
4.ii.l.	Supplemental Indenture dated as of October 21, 2003 between PRP-GP LLC and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(b) to the Quarterly Report on Form 10-Q of Mosaic Global Holdings Inc. for the Quarterly Period Ended September 30, 2003****	
4.ii.m.	Supplemental Indenture dated as of October 21, 2003 between PRP-GP LLC and BNY Midwest Trust Company to the Indenture dated as of August 1, 2003 between Mosaic Global Holdings Inc., the Guarantors named therein and BNY Midwest Trust Company relating to the issuance of 10.875 percent Senior Notes due 2013	Exhibit 4.ii.(c) to the Quarterly Report on Form 10-Q of Mosaic Global Holdings Inc. for the Quarterly Period Ended September 30, 2003****	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
4.ii.n.	Supplemental Indenture, dated as of February 29, 2004, between Mosaic Canada ULC (formerly known as IMC Canada Ltd.), 3086146 Nova Scotia Company, Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.ii.(a) to the Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A, of Mosaic Global Holdings Inc. for the Quarterly Period Ended March 31, 2004****	
4.ii.o.	Supplemental Indenture, dated as of February 29, 2004, between Mosaic Canada ULC (formerly known as IMC Canada Ltd.), 3086146 Nova Scotia Company, IMC Global Inc. and The Bank of New York to the Indenture dated as of August 1, 2003 between Mosaic Global Holdings Inc., the Guarantors named therein and BNY Midwest Trust Company relating to the issuance of 10.875 percent Senior Notes due 2013	Exhibit 4.ii.(b) to the Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A, of Mosaic Global Holdings Inc. for the Quarterly Period Ended March 31, 2004****	
4.ii.p.	Supplemental Indenture, dated as of May 27, 2004, among Phosphate Acquisition Partners L.P., Mosaic Global Holdings Inc. and The Bank of New York to the Indentures dated as of May 17, 2001 between Mosaic Global Holdings Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008 and 11.250 percent Senior Notes due 2011	Exhibit 4.1 to the Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A, of Mosaic Global Holdings Inc. for the Quarterly Period Ended June 30, 2004****	
4.ii.q.	Supplemental Indenture, dated as of May 27, 2004, among Phosphate Acquisition Partners L.P., Mosaic Global Holdings Inc. and BNY Midwest Trust Company to the Indenture dated as of August 1, 2003 between Mosaic Global Holdings Inc., the Guarantors named therein and BNY Midwest Trust Company relating to the issuance of 10.875 percent Senior Notes due 2013	Exhibit 4.2 to the Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A, of Mosaic Global Holdings Inc. for the Quarterly Period Ended June 30, 2004****	
4.ii.r.	Supplemental Indenture dated as of January 4, 2005 among Mosaic Global Holdings Inc. (formerly known as IMC Global Inc.), Mosaic, Mosaic Fertilizer, LLC, Mosaic Crop Nutrition, LLC and The Bank of New York to the Indenture, dated as of May 17, 2001, between IMC Global Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 10.875 percent Senior Notes due 2008	Exhibit 10.i.g. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
4.ii.s.	Supplemental Indenture dated as of January 4, 2005 among Mosaic Global Holdings Inc. (formerly known as IMC Global Inc.), Mosaic, Mosaic Fertilizer, LLC, Mosaic Crop Nutrition, LLC and The Bank of New York to the Indenture, dated as of May 17, 2001, between IMC Global Inc., the Guarantors named therein and The Bank of New York relating to the issuance of 11.250 percent Senior Notes due 2011	Exhibit 10.i.h. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
4.ii.t.	Supplemental Indenture dated as of January 4, 2005 among Mosaic Global Holdings Inc. (formerly known as IMC Global Inc.), Mosaic, Mosaic Fertilizer, LLC, Mosaic Crop Nutrition, LLC and BNY Midwest Trust Company to the Indenture, dated as of August 1, 2003, between IMC Global Inc., the Guarantors named therein and BNY Midwest Trust Company relating to the issuance of 10.875 percent Senior Notes due 2013	Exhibit 10.i.i. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
4.ii.u.	Credit Agreement dated as of February 18, 2005 among Mosaic, Mosaic Fertilizer, LLC, Mosaic Global Holdings Inc., Mosaic Potash Colonsay ULC, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto	Exhibit 4.v. to Mosaic's Current Report on Form 8-K for February 18, 2005**	
4.iii.	Registrant hereby agrees to furnish to the Commission, upon request, with all other instruments defining the rights of holders of each issue of long-term debt of the Registrant and its consolidated subsidiaries		
10.ii.a.	Investor Rights Agreement, dated as of January 26, 2004 and amended October 22, 2004, by and between Cargill and Mosaic	Exhibit 10.1 to the Registration Statement on Form 8-A filed by Mosaic with the Securities and Exchange Commission on October 22, 2004**	
10.ii.b.	Registration Rights Agreement, dated as of January 26, 2004, by and between Cargill and Mosaic	Annex C to the proxy statement/prospectus forming a part of Registration Statement No. 333-114300	
10.ii.c.	Master Transition Services Agreement, dated as of October 22, 2004, by and between Registrant and Cargill*	Exhibit 10.2 to Mosaic's Current Report on Form 8-K for October 22, 2004**	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
10.ii.d.	Master Agency Agreement—Convertibility Enhanced Note Issuance Program dated August 8, 2002 between Mosaic Fertilizantes do Brazil S.A. (formerly known as Cargill Fertilizantes SA) and Cargill Financial Services International, Inc.*	Exhibit 10.ii.d. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
10.ii.e.	Amendment Agreement dated October 30, 2002 to Master Agency Agreement—Convertibility Enhanced Note Issuance Program dated August 8, 2002 between Mosaic Fertilizantes do Brazil S.A. (formerly known as Cargill Fertilizantes SA) and Cargill Financial Services International, Inc.*	Exhibit 10.ii.e. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
10.ii.f.	Second Amendment Agreement dated October 8, 2004 to Master Agency Agreement—Convertibility Enhanced Note Issuance Program dated August 8, 2002 between Mosaic Fertilizantes do Brazil S.A. (formerly known as Cargill Fertilizantes SA) and Cargill Financial Services International, Inc.	Exhibit 10.ii.f. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
10.ii.g.	Description of Related Party Transactions	Note 20 of notes to consolidated financial statements in Mosaic's Annual Report to Stockholders for the fiscal year ended May 31, 2005 included in Exhibit 13 to this Annual Report on Form 10-K	
10.iii.a. *****	The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.6 to Amendment No. 1 to Registration Statement No. 333-119275	
10.iii.b.*****	Form of Employee Non-Qualified Stock Option under The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.iii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
10.iii.c. *****	Form of Director Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.iii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
10.iii.d. *****	Form of Employee Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.iii.d. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**	
10.iii.e.	Summary of Board of Director Compensation and Expense Reimbursement for Mosaic, as approved on November 30, 2004	Exhibit 10.1 to Mosaic's Current Report on Form 8-K for November 29, 2004**	
10.iii.f. *****	Description of Executive Financial Planning Program	Item 1.01 of Mosaic's Current Report on Form 8-K for May 12, 2005**	
10.iii.g.*****	Description of Executive Physical Program	Fourth Paragraph of Item 1.01 of Mosaic's Current Report on Form 8-K for May 26, 2005**	
10.iii.h.*****	Description of Mosaic Management Incentive Plan	First Paragraph of Item 1.01 of Mosaic's Current Report on Form 8-K for May 26, 2005**	
10.iii.i.*****	Description of Mosaic Synergy Incentive Plan		X
10.iii.k.*****	Description of compensation arrangements for the fiscal year ended May 31, 2005 relating to compensation of named executive officers	The material under the heading "Executive Compensation" in Mosaic's definitive proxy statement to be issued in conjunction with the 2005 Annual Meeting of Stockholders	
13	The portions of The Mosaic Company's Annual Report to Stockholders for the fiscal year ended May 31, 2005 that are specifically incorporated by reference		X
21	Subsidiaries of the Registrant		X
23.1	Consent of KPMG LLP, independent registered public accounting firm for Mosaic		X
24	Power of Attorney		X
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)		X
31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)		X

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
32.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code		X
32.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code		X

---

* Mosaic agrees to furnish supplementally to the Commission a copy of any omitted schedules and exhibits to the extent required by rules of the Commission upon request.

** SEC File No. 001-32327

*** SEC File No. 005-80123

**** SEC File No. 1-9759

***** Denotes management contract or compensatory plan.

Financial Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Our Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes.

The Mosaic Company is one of the world's leading producers of phosphate and potash crop nutrients and animal feed ingredients. It was created to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated on October 22, 2004. In this report:

- "Mosaic" means The Mosaic Company.
- "We," "us" and "our" mean Mosaic and may also include Mosaic and its direct and indirect subsidiaries as a group.
- IMC Global Inc. is referred to as "IMC" or "Mosaic Global Holdings," which is its new name after the Combination.
- "Cargill" means Cargill, Incorporated and may also include its direct and indirect subsidiaries other than us.
- "Cargill Crop Nutrition" or "CCN" means the fertilizer businesses of Cargill other than its retail fertilizer businesses.
- "Combination" means the business combination between IMC and CCN.
- References in this report to a particular fiscal year are to the year ended May 31 of that year.

Immediately following the Combination, Cargill owned approximately 66.5 percent of our outstanding common stock, which we refer to as our Common Stock, and all 5,458,955 shares of our Class B common stock, which we refer to as our Class B Common Stock, while approximately 33.5 percent of our outstanding Common Stock and all 2,750,000 shares of our 7.50 percent Mandatory Convertible Preferred Shares, which we refer to as our Preferred Stock, were publicly held.

We conduct our business through wholly and majority owned subsidiaries as well as investments accounted for by the equity method. We are organized into the following four business segments which are engaged in producing, blending and distributing crop nutrient and animal feed products around the world.

Our **Phosphates** business segment, which we refer to as Phosphates, owns and operates mines and processing plants in Florida that produce phosphate fertilizer and feed phosphate, and processing plants in Louisiana that produce phosphate fertilizer. Phosphates' fertilizer and feed phosphate are sold internationally and throughout North America. Phosphates' results include North American distribution activities and the results of Phosphate Chemical Export Association, Inc., which we refer to as PhosChem. PhosChem is a Webb-Pomerene Act organization that serves as a U.S. export association for certain phosphate crop nutrient producers, including Phosphates. Our financial statements include PhosChem as a consolidated subsidiary. Phosphates' results exclude the results of the distribution of phosphate fertilizer and feed products by the Offshore business segment.

Our **Potash** business segment, which we refer to as Potash, mines and processes potash in Canada and the United States. We have four mines in Canada within the province of Saskatchewan and two in the United States located in New Mexico and Michigan. Each mine has related facilities that refine the mined potash. Potash is sold internationally and throughout North America, principally as fertilizer. Potash's results include North American distribution activities and sales to Canpotex Limited, which we refer to as Canpotex. Canpotex is an export association of the Saskatchewan potash producers. Our investment in Canpotex is accounted for using the equity method.

Our **Offshore** business segment, which we refer to as Offshore, consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several countries as well as production facilities in Brazil and China. Offshore provides crop nutrients and value-added services to customers in a number of countries. Our operations in Brazil make us the second largest producer and distributor of blended fertilizers in the country. The Brazilian operations includes our 20 percent ownership of Fosfertil S.A., which we refer to as Fosfertil. Fosfertil operates phosphate and nitrogen processing plants in Brazil. In China, we have a 35 percent equity ownership in Yunnan Three Circles Sinochem Cargill Fertilzers Co., Ltd., which we refer to as Yunnan, a diammonium phosphate (DAP) granulation plant in the Yunnan province. We account for our investments in Yunnan and Fosfertil using the equity method.

Our **Nitrogen** business segment, which we refer to as Nitrogen, includes activities related to the North American distribution of nitrogen products which are marketed for Saskferco Products Inc., which we refer to Saskferco, a Saskatchewan-based corporation, as well as nitrogen products purchased from third parties. Nitrogen also includes results from our 50 percent ownership interest in Saskferco. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate (UAN) solution for shipment to nitrogen fertilizer customers in Canada and the northern tier of the United States. We account for our investment in Saskferco using the equity method.

Throughout the discussion below, we measure units of production, sales and raw materials in tonnes. When we use the word "tonne" or "tonnes," we mean a metric tonne or tonnes of 2,205 pounds each unless we specifically state than we mean short or long tonne(s).

Results of Operations

Mosaic's reported earnings for fiscal year 2005 reflect a unique period for a number of reasons:

- On October 22, 2004, Mosaic was formed through the Combination of IMC and CCN. A subsidiary of ours was merged into IMC, resulting in IMC becoming a subsidiary of Mosaic, now known as Mosaic Global Holdings. Each outstanding share of IMC common stock was converted into the right to receive one share of our Common Stock, and each outstanding share of IMC preferred stock was converted into the right to receive one share of our Preferred Stock. As part of the Combination, Cargill contributed equity interests in entities owning CCN to us in exchange for shares of our Common Stock and our Class B Common Stock. Upon the closing of the Combination, the former IMC common stockholders and Cargill owned 33.5 percent and 66.5 percent, respectively, of our outstanding shares of Common Stock.
- For accounting purposes, the Combination was accounted for as a reverse acquisition with Cargill's contributed businesses, CCN, treated as the acquirer. Accordingly, the Combination was accounted for as a purchase business combination, using CCN's historical financial information and applying fair value estimates to the acquired assets and liabilities of IMC as of October 22, 2004. Beginning on October 23, 2004, the results of operations and financial condition of Mosaic Global Holdings are consolidated with CCN. Accordingly, all financial information presented in this report as of and for the fiscal year ended May 31, 2005 reflects the results of CCN from June 1, 2004 through October 22, 2004 and the consolidated results of CCN and Mosaic Global Holdings from October 23, 2004 through May 31, 2005. The data presented herein for the prior fiscal years reflect the results of only CCN.
- Because the Combination occurred late in our second quarter, Mosaic's new management team began operating the combined business with only 219 days left in the fiscal year.

- Combination expenses and the unprecedented impact of three hurricanes converging over our Florida phosphate operations prior to the closing of the Combination also adversely affected reported earnings.
- We believe that we are on track toward capturing our stated goal of annual, pre-tax operating synergies from the Combination of $145 million by the end of fiscal year 2007. Capital expenditures to implement the synergies are estimated to be between $80 and $100 million. In addition, the company is incurring operating expenses such as severance costs and other costs to implement these synergies.

Operating results of the combined businesses since the Combination were driven primarily by the following factors:

- Our Potash business segment demonstrated strong performance primarily as a result of increased prices during fiscal year 2005.
- Phosphate margins were good, but not excellent, by historical standards, due to continued strong DAP prices offset, in part, by record high ammonia raw material prices and the impact of the three hurricanes.
- Our Offshore business segment showed good results in the first half, but results were weaker in the second half, primarily because of a weak Brazilian market.

Going forward, management expects:

- The potash market to remain tight over the next year with demand at high levels, especially in the export market.
- DAP prices in the Phosphate business segment to remain near their current strong levels during the first half of fiscal year 2006 as a result of a strong export market, but then moderate during the second half, depending on export volume and the industry's supply and demand situation.
- Weaker Offshore results in the first half of fiscal year 2006 compared with year ago results due to a continued weak farm economy in Brazil.
- A continued focus on cost reductions, especially for the Phosphates segment, including capturing synergies by the end of fiscal year 2006 of $90 to $110 million on an annual run rate basis.

We have announced a $28 million expansion of our Esterhazy, Saskatchewan, potash facility that will add approximately 0.4 million tonnes of annual capacity, which is scheduled to be completed in the fall of 2006. The Province of Saskatchewan recently announced a revision of its resource tax system that will facilitate capital spending related to our expansion plan to meet growing potash demand.

We have also started construction on a $15 million single superphosphate in Argentina, which is scheduled to be completed in calendar year 2006.

Fiscal Year 2005 Compared to Fiscal Year 2004

The following table shows the change and percentage change in results of operations (in millions):

	Years Ended May 31			
	2005	2004	Change	Percent
Net sales	$4,396.7	$2,374.0	$2,022.7	85.2%
Gross margin	525.5	177.6	347.9	195.9%
Selling, general and administrative expenses	207.0	100.1	106.9	106.8%
Other operating (income)/ expense	—	0.7	(0.7)	(100.0)%
Interest expense	120.6	29.2	91.4	313.0%
Foreign currency transaction (gain)/loss	(13.9)	3.6	(17.5)	(486.1)%
Other (income) /expense	(3.1)	3.9	(7.0)	(179.5)%
Provision for income taxes	98.3	2.2	96.1	4,368.2%
Equity in earnings of nonconsolidated companies	55.9	35.8	20.1	56.1%
Net earnings	165.6	72.3	93.3	129.0%

In fiscal year 2005, net sales increased 85.2% compared to the prior year. The gross margin increased 195.9% compared to the prior year. These increases are due primarily to the Combination plus higher potash and phosphate selling prices. Selling, general and administrative expenses increased 106.8% compared to prior year due to the Combination, while interest expenses increased 313.0% compared with the prior year due to the significant amount of debt we assumed in the Combination. Net earnings increased 129.0% to $165.6 million or $0.46 per diluted earnings per share, and the increase was directly attributable to a number of factors which are discussed below. From an overall operational perspective, this increase was primarily due to strong prices and good volumes in Potash and continued strong DAP prices in Phosphates.

Net Sales

Phosphates

Phosphates' net sales to external customers were $2,138.1 million and intersegment net sales were $174.4 million for total segment net sales of $2,312.5 million in fiscal year 2005 compared to $1,179.3 million in fiscal year 2004. Phosphates' net sales to external customers represent 48.6% of our total net sales during fiscal year 2005. Phosphates' sales increased due to the Combination which resulted in sales volumes of 9.3 million tonnes of fertilizer grade and feed phosphates, compared with 5.3 million tonnes the prior year, or an increase of 74%. Net sales also increased due to higher prices as the average DAP price was $215 per tonne, an increase of $39 per tonne compared with the prior year. Approximately 25% of the increase in net sales was due to higher prices.

Phosphate prices in North America increased due to the strengthening of international demand and a tightening of product availability. International demand was strong due to high Brazilian demand in the first half of fiscal year 2005 and growth in Asian demand (mainly India and Pakistan) in the fourth quarter versus comparable periods in the prior year. Sales to India increased primarily due to low Indian domestic inventory carryover from the prior year and reduced Indian domestic production from a delay in negotiating phosphoric acid contracts in early 2005, as well as unreliable domestic DAP production levels.

The increase in domestic sales was primarily due to an increase in prices, resulting from tight product availability due to strengthening international demand as well as three hurricanes in the fall of 2004 that impacted production levels.

Potash

Potash's net sales to external customers were $859.4 million and intersegment net sales were $10.0 million for total segment net sales of $869.4 million in fiscal year 2005 compared to $51.1 million in fiscal year 2004. Potash net sales to external customers represent 20% of our total net sales in fiscal year 2005. Potash's net sales increased over the prior fiscal year primarily due to CCN having only minor potash sales prior to the Combination. Potash volumes were 5.5 million tonnes which included a small amount of feed ingredient sales. The strong potash market was mainly due to an increase in potash exports and higher prices for both the domestic and export markets. Potash prices increased throughout 2005, and our average selling price from our mines was $124 per tonne for fiscal year 2005, with an average fourth quarter selling price of $135 per tonne.

Nitrogen

Nitrogen's net sales to external customers were $112.5 million and intersegment net sales were $7.3 million for total segment net sales of $119.8 million in fiscal year 2005 compared to $214.9 million in fiscal year 2004. Nitrogen net sales to external customers represent 3% of our total net sales in fiscal year 2005. Nitrogen volumes were 1.0 million tonnes in fiscal year 2005, an increase of 8.3% from the prior year.

Offshore

Offshore's net sales to external customers were $1,218.7 million and intersegment net sales were $10.2 million for total segment net sales of $1,228.9 million in fiscal year 2005 compared to $1,130.4 million in fiscal year 2004. Offshore's net sales to external customers represent 27.7% of our total net sales in fiscal year 2005. Total segment sales increased 9% over the prior year on sales volume of 8.0 million tonnes, which was down 10% compared with the prior year. This reduced volume was mostly due to lower tonnes imported through our terminal in Brazil and lower phosphate sales in Hong Kong and the Netherlands. Our Hong Kong office, which sourced phosphate for China, had lower sales due to reduced imports into China. We closed our office in the Netherlands, which sourced phosphate for sales into Europe, due to an early cancellation of a marketing agreement with a third party manufacturer. Offsetting the reduction in volumes was a higher average sales price of $153 per tonne, or 21% increase over the prior year.

Gross Margin

Phosphates

The gross margin for Phosphates in fiscal year 2005 was $162.5 million compared with $62.5 million in 2004. Gross margin was impacted by higher costs of production which increased by 16%, offsetting some of the increase in average selling prices. Costs of production increased due to higher ammonia prices, higher costs of energy and an increase in average rock production costs. The average ammonia price increased by $45 per tonne to $300 in fiscal year 2005. In addition, three hurricanes converged on our central Florida operations during fiscal year 2005, resulting in an increase in costs of production due to higher water treatment costs and other associated expenses, such as repairs and lost production. As a result of purchase accounting arising from the Combination, finished product inventory was increased by $10.8 million to its fair market value on October 22, 2004. This inventory was sold during fiscal year 2005 resulting in lower gross margin.

Potash

Potash's gross margin for fiscal year 2005 was $246.1 million compared with $2.3 million in fiscal year 2004. This increase in gross margin was mainly due to the Combination, an increase in export volume and higher potash prices. Costs of production were higher in fiscal year 2005 compared with fiscal year 2004 due to higher energy prices, maintenance costs, variable production supplies, royalties and Canadian resource taxes. In connection with purchase accounting, finished product inventory increased by $19.5 million to its fair market value on October 22, 2004. This inventory was sold during fiscal year 2005 resulting in lower gross margin.

Nitrogen

Nitrogen's gross margin were $15.4 million in fiscal year 2005 compared with $11.8 million in 2004.

Offshore

Offshore's gross margin for fiscal year 2005 was $99.4 million compared with $97.3 million in fiscal year 2004. Although volumes declined by about 10% in fiscal year 2005, our average margin per tonne increased by about 14% to $12 per tonne. The average margin per tonne in fiscal year 2005 increased 21% compared to fiscal year 2004 in Brazil due to good inventory positioning in the first half of the year. However, the second half of fiscal year 2005 proved challenging in Brazil as drought conditions in the southern part of the country and an appreciation of the Brazilian currency impacted volumes and created a long inventory position in the market. Offsetting the decreased volumes in Brazil, India experienced increased gross margin of $2.4 million over the prior year due to increased sales of DAP. DAP volumes in India were up 42% over fiscal year 2004 resulting in an increase in the average margin per tonne of 65% over fiscal year 2004. Average gross margin in Mexico increased $1.8 million over fiscal year 2004, as we continue to build our presence in Mexico. The cancellation of a marketing agreement in the Netherlands resulted in lower gross margin of $2.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $207.0 million for fiscal year 2005 compared to $100.1 million for fiscal year 2004. This increase was primarily due to the Combination, including headquarters transition costs, duplicative employee costs, synergy capture costs and costs related to the kick-off of a new enterprise resource planning (ERP) systems initiative. In addition, additional sales and use taxes in Brazil drove expenses higher.

Interest Expense

Interest expense was $120.6 million in fiscal year 2005, compared to $29.2 million in fiscal year 2004. This increase was due to the additional debt assumed as part of the Combination, as IMC was highly leveraged. Fiscal year 2005 interest expense increased due to a $5.6 million adjustment related to interest rate swaps which had previously been accorded hedge accounting treatment. Interest expense decreased $28.6 million from the amortization of the fair market value adjustment of IMC's debt acquired in the Combination.

Foreign Currency Transaction (Gain) Loss

In fiscal year 2005, we recorded a foreign currency transaction gain of $13.9 million compared with a loss of $3.6 million in the prior year. Approximately $4.6 million of the gain is the result of the marking to market of a promissory note issued to us by Saskferco. The remainder of the gain was primarily caused by a weakening of the Canadian dollar, strengthening of the Brazilian Reias and volatility of the Thai Baht against the U.S. dollar.

Other (Income) Expense, net

Other (income) expense, net was income of $3.1 million in fiscal year 2005 compared with expense of $3.9 million in fiscal year 2004. The favorable variance was primarily the result of an increase in interest income and the sale of our remaining minority investment in our former salt business.

Provision for Income Taxes

The provision for income taxes was $98.3 million in fiscal year 2005 compared with $2.2 million in fiscal year 2004. This large increase is due to the increase in earnings from the CCN businesses, plus the addition of the potash and phosphates businesses of IMC as a result of the Combination. The potash business in Canada is taxed at relatively higher rates than the other businesses of the Company. In addition, certain entities within the potash business are subject to taxation in both the United States and Canada. Our current U.S. tax posture does not permit us to realize a full U.S. tax benefit for Canadian income taxes paid on these operations.

Equity in Earnings of Nonconsolidated Companies

Equity in earnings of nonconsolidated companies was $55.9 million for fiscal year 2005 compared with $35.8 million for fiscal year 2004. The largest earnings contributors were Fosfertil and Yunnan, which are included in our Offshore segment and Saskferco, which is included in our Nitrogen segment. Our share of Fosfertil's earnings was $33.5 million in fiscal year 2005 and $18.2 million in fiscal year 2004. Our share of Saskferco's earnings was $15.1 million in fiscal year 2005 and $12.1 million in fiscal year 2004. In addition, our share of Yunnan's earnings was $5.6 million in fiscal year 2005 and $3.3 million in fiscal year 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

The following table shows the change and percentage change in results of operations (in millions):

	Years Ended May 31			
	2004	2003	Change	Percent
Net sales	$2,374.0	$1,662.7	$711.3	42.8%
Gross margin	177.6	159.2	18.4	11.6%
Selling, general and administrative expenses	100.1	87.6	12.5	14.3%
Other operating (income)/ expense	0.7	(0.8)	1.5	(187.5)%
Interest expense	29.2	41.2	(12.0)	(29.1)%
Foreign currency transaction (gain)/loss	3.6	(0.9)	4.5	(500.0)%
Other (income) /expense	3.9	3.1	0.8	25.8%
Provision for income taxes	2.2	3.8	(1.6)	(42.1)%
Equity in earnings of nonconsolidated companies	35.8	25.7	10.1	39.3%
Net earnings	72.3	53.9	18.4	34.1%

In fiscal year 2004, net sales increased 43% to $2,374.0 million. This increase was due to several factors, including the acquisition of our Green Bay phosphate concentrates plant in November 2002, higher phosphate prices and an increase in sales volume. Our gross margin increased 12% to $177.6 million driven by volume and price increases. Net earnings increased 34% to $72.3 million. Net earnings are directly attributable to a number of factors which are discussed below. From an overall operational perspective, this increase in net earnings was primarily due to an increase in phosphate sale prices which more than offset the increases in raw material costs.

Net Sales and Gross Margin

Phosphates

Phosphates' net sales to external customers were $983.2 million and intersegment net sales were $196.1 million for total segment net sales of $1,179.3 million in fiscal year 2004 compared to $864.4 million in fiscal year 2003. Phosphates' net sales to external customers represented 41.4% of our total net sales during fiscal year 2004. This increase was primarily due to increased sales volume, primarily related to

DAP and monoammonium phosphate, which we refer to as MAP, resulting from the acquisition of the Green Bay, Florida phosphate operations in November 2002. An increase in sales price more than offset increases in raw material costs. Average ammonia prices increased to $255 per metric tonne and sulphur prices increased to $67 per metric tonne for the year ended May 31, 2004 as compared to $177 per metric tonne for ammonia and $62 per metric tonne for sulphur in the prior fiscal year. Phosphate rock costs remained approximately the same in each fiscal year.

Potash

Potash's net sales were $51.1 million in fiscal year 2004 compared to $15.6 million in fiscal year 2003. Potash's net sales to external customers represented 2% of our total net sales during fiscal year 2004. Gross margin increased to $2.3 million in fiscal year 2004 compared to $1.7 million in fiscal year 2003.

Nitrogen

Nitrogen's net sales were $214.9 million in fiscal year 2004 compared to $128.1 million in fiscal year 2003. Nitrogen's net sales to external customers represented 9% of our total net sales during fiscal year 2004. Gross margin increased to $11.8 million in fiscal year 2004 compared to $9.0 million in fiscal year 2003.

Offshore

Offshore's net sales to external customers were $1,112.0 million and intersegment net sales were $18.4 million for total segment net sales of $1,130.4 million in fiscal year 2004 compared to $824.6 million in fiscal year 2003. Offshore's net sales to external customers represent 46.8% of our total net sales in fiscal year 2004. Total sales volume increased 1.7 million tonnes. Volumes were up 23% compared with the prior year. The increase in sales was primarily related to price levels as world fertilizer prices increased significantly in fiscal year 2004. Countries primarily responsible for increased sales were Brazil, India, Chile and China. Early in fiscal year 2004, Offshore started its distribution business in Mexico and this added $13.6 million to net sales.

Gross margin increased $15.4 million to $97.3 million in fiscal year 2004 compared to $81.9 million in fiscal year 2003. This increase was primarily related to operations in Brazil, Chile, India and China due to increased volumes and more favorable sales prices in these geographic areas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2004 increased 14.3% to $100.1 million from $87.6 million in fiscal year 2003, primarily due to additional commissions and selling expenses attributable to the increased sales. The selling, general and administrative expense for fiscal year 2004 also included approximately $4.7 million in integration expenses related to the pending combination with IMC.

Interest Expense

Interest expense on external debt decreased 29% to $29.2 million in fiscal year 2004 from $41.2 million in fiscal year 2003, primarily due to principal repayments and more favorable interest rates. Interest expense for fiscal year 2004 on debt owed to Cargill decreased primarily due to capital contributions made by Cargill to our Offshore Brazilian operations.

Foreign Currency Transaction Loss

There was a foreign currency transaction loss of $3.6 million in fiscal year 2004 compared with a gain of $0.9 million in fiscal year 2003. Fiscal year 2004 included $5.0 million in losses related to our

Offshore Brazilian operations due to exchange rate fluctuation impacts on receivable and payable transactions denominated in U.S. dollars.

Provision for Income Taxes

Income tax expense was $2.2 million for the fiscal year 2004 to $3.8 million for the fiscal year 2003. The income tax expense for fiscal year 2004 was net of an $8.6 million benefit related to the depletion of phosphate rock reserves. Income tax expense for fiscal year 2003 included a benefit of $4.5 million related to the sale of an investment we held in a Lithuanian phosphate producer.

Equity in Earnings of Nonconsolidated Companies

Equity earnings in nonconsolidated companies was $35.8 million for fiscal year 2004 as compared to $25.7 million the prior year. This increase is primarily due to a $4.8 million increase in earnings from Saskferco, a $3.7 million increase in equity earnings from Yunnan, which began marketing products in February 2003, and $1.0 million related to our investment in Fosfertil.

Key Statistics

The following table summarizes our significant sales volumes and average selling prices (in millions):

	Years Ended May 31	
	2005	2004
Sales volumes (in thousands of metric tonnes)[a]:		
Phosphates - fertilizer[b]	8,500	5,064
Phosphates - feed	757	222
Potash	5,458	—
Nitrogen	1,014	936
Offshore	8,032	8,961
Average price per tonne[c]:		
DAP	$ 215	$ 176
Potash	$ 124	$ —
Average cost per tonne[c]		
Ammonia	$ 300	$ 255
Sulphur	$ 63	$ 67

a Sales volumes include tonnes sold captively.

b Includes captive sales of 796 and 1,335 tonnes in fiscal year 2005 and 2004, respectively, to Offshore.

c Average prices are calculated based on sales made FOB plant/mine.

Critical Accounting Policies

The preparation of our financial statements requires judgments and estimates on the part of management, especially for the items below. We evaluate the recoverability of certain non-current and current assets utilizing various estimation processes. In particular, the recoverability of May 31, 2005 balances for goodwill and long-lived assets of $2,160.3 million and $4,551.8 million, respectively, are subject to the results of estimation processes that are dependent upon the accuracy of underlying assumptions, including estimates of future product prices and volumes. These estimates and assumptions are based upon our historical experience and on factors believed to be reasonable by management under the circumstances. A summary of the significant accounting policies, including those discussed below, is included in Note 2 of Notes to Consolidated Financial Statements.

Fair Value of Certain Assets of the Former IMC

In connection with the Combination, we engaged an outside appraisal firm to assist in determining the fair value of the long-lived, tangible and the identifiable intangible assets of IMC. We have used the appraisal firm's most recent appraisal for the fiscal year ended May 31, 2005. The final appraised values of the long-lived, tangible assets and the identifiable intangible assets may differ from the amounts presented. This could result in changes to the balances recorded for these assets and, in turn, an adjustment to our goodwill balance as of May 31, 2005.

Recoverability of Goodwill

As described in Note 2 of Notes Consolidated Financial Statements, we will perform our annual test for impairment of goodwill during the second quarter of each year in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. The goodwill balance as of May 31, 2005 was the result of the Combination that occurred on October 22, 2004. No indicators of impairment have occurred since that date.

Recoverability of Long-Lived Assets

The assessment of the recoverability of long-lived assets reflects management's assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of our phosphate business. All assumptions utilized in the impairment analysis are consistent with management's internal planning. If other assumptions and estimates had been used, the balances for long-lived assets could have been materially impacted.

Environmental Liabilities and Asset Retirement Obligation

We also record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and asset retirement obligations. As of May 31, 2005, the balances of these accrued liabilities were $40.6 million and $289.6 million, respectively. The estimation processes used to determine the amounts of these accrued liabilities are complex and use information obtained from company-specific and industry data, as well as general economic information.

Accruals for environmental matters are based on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing litigation. In accordance with Statement of Financial Accounting Standard (SFAS) No. 5, *Accounting for Contingencies,* we are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. The required accruals may change due to new developments in each matter, or changes in approach, such as a change in settlement strategy in dealing with these matters. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure could result in an increase or decrease to the environmental reserve. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible exposure level could occur if the scope of the remediation was increased, a significant increase in our proportionate share occurred or a new site was identified to need environmental remediation.

Based upon the guidance of Statement of Financial Accounting Standard (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, we obtained third party estimates for the costs of retiring certain of our long-term operating assets. The costs are inflated based on an inflation factor and discounted based on a credit-adjusted risk-free rate. Fluctuations in the estimated costs, inflation rates and interest rates can have a significant impact on the amounts recorded. Accruals for the demolition of former operating facilities are based on third party estimates of the costs to be incurred.

Pension Plans and Other Postretirement Benefits

Our actuaries use a variety of assumptions to determine the pension and other postretirement obligations and costs for our defined benefit plans. Key assumptions include the discount rate, the expected rate of return on plan assets, rate of future compensation increases, and healthcare cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by us.

Revenue Recognition

Revenue is recognized upon the transfer of title to the customer, which is generally at the time the product is shipped and the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the United States. Shipping and handling costs are included as a component of cost of sales.

We have entered into a marketing agreement with Saskferco. In connection with this agreement, we perform the sales and marketing services for Saskferco and receive an agency fee for these services. In accordance with EITF 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent,"* we are acting as an agent under this marketing agreement. As a result, we are recording Saskferco's sales net of the cost of goods sold.

Deferred Income Taxes

In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required, we apply the principles enumerated in SFAS No. 109, *Accounting for Income Taxes*, in the U.S. and each foreign jurisdiction in which a deferred tax asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits we will reduce valuation allowances with either a charge to goodwill if the reduction relates to Purchase Accounting Valuation Allowances or in all other cases with a charge to income tax expense.

Related Party Transactions

Cargill is considered a related party as determined under SFAS No. 57, *Related Party Disclosures*, due to its ownership interest in us. As of the end of fiscal year 2005, Cargill and certain of its subsidiaries owned approximately 66 percent of our outstanding common stock and all 5,458,955 shares of our Class B Common Stock. We have entered into transactions and agreements with Cargill and its subsidiaries, from time to time, and we expect to enter into additional transactions and agreements with Cargill and its subsidiaries in the future. These transactions have been identified and are disclosed in Note 20 to the consolidated financial statements.

Capital Resources and Liquidity

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and expansion efforts in the future, if any, will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating and capital expenditure requirements and to service our debt and meet other contractual obligations as they become due.

Most of our various material debt instruments have cross-default provisions. In general, pursuant to these provisions, the instruments governing such debt arrangements each provide that a failure to pay principal or interest under other indebtedness in excess of a specified threshold amount will result in a cross-default. Of our material debt instruments, the Mosaic Credit Facility discussed below has the lowest specified threshold amount, $30.0 million.

In February 2005, Mosaic entered into a senior secured credit facility, which we refer to as the Mosaic Credit Facility. The Mosaic Credit Facility is intended to serve as our primary senior secured bank credit facility to meet the combined liquidity requirements of all of Mosaic's business segments. The Mosaic Credit Facility includes a $450.0 million Revolving Credit Facility, a $50.0 million Term Loan A Facility and a $350.0 million Term Loan B Facility. The borrowers under the Revolving Credit Facility are Mosaic, Mosaic Fertilizer, LLC and Mosaic Global Holdings Inc.; the borrower under the Term Loan A Facility is Mosaic Potash Colonsay ULC; and the borrower under the Term Loan B Facility is Mosaic Global Holdings Inc. The interest rate currently applicable to borrowings under the Revolving Credit Facility and the Term Loan A Facility is LIBOR plus 125.0 basis points while the interest rate applicable to the Term Loan B Facility is LIBOR plus 150.0 basis points.

Under the Revolving Credit Facility, Mosaic may from time to time borrow, repay and reborrow amounts as revolving loans or swingline loans or obtain letters of credit, up to a maximum of $450.0 million principal amount outstanding at any time. As of May 31, 2005, there were no borrowings outstanding under the Revolving Credit Facility and outstanding letters of credit under the Revolving Credit Facility totaled approximately $163.6 million. As of May 31, 2005, the outstanding principal amount of borrowings under the Term Loan A Facility and the Term Loan B Facility were $50.0 million and $350.0 million, respectively. The net available borrowings under the Revolving Credit Facility as of May 31, 2005 were approximately $286.4 million. Consolidated cash and cash equivalents as of May 31, 2005 were approximately $245.0 million.

The maturity date of the Revolving Credit Facility is February 18, 2010, the maturity date of the Term Loan A Facility is February 19, 2010, and the maturity date of the Term Loan B Facility is February 21, 2012; provided, however, that an Event of Default would occur unless (a) prior to November 30, 2007, Mosaic Global Holdings' 10.875 percent Senior Notes due 2008 and Phosphate Acquisition Partners L.P., a wholly-owned subsidiary of Mosaic Global Holdings, which we refer to as PAP, 7 percent Senior Notes due 2008 (collectively, the "2008 Senior Notes"), have either been repurchased, redeemed or refinanced pursuant to an issuance of unsecured debt securities having a maturity date after August 1, 2012 that have terms no less favorable than those of Mosaic Global Holdings' 10.875 percent Senior Notes due 2013, such that not more than $100 million of the 2008 Senior Notes remain outstanding on

November 30, 2007, and otherwise in accordance with the provisions of the Credit Agreement (Credit Agreement) relating to the Mosaic Credit Facility, (b) as of November 30, 2007, the Leverage Ratio, as defined in the Credit Agreement to the Senior Secured Credit Facility (Credit Facility) is less than 2.5 to 1.0, or (c) prior to November 30, 2007, (i) all obligations under the Credit Agreement have been paid in full, and (ii) the lenders have no further commitment to lend, or further exposure under letters of credit issued, under the Credit Agreement. There can be no assurance that, prior to November 30, 2007, the 2008 Senior Notes will have been repurchased, redeemed or refinanced, that the Leverage Ratio will be less than 2.5 to 1.0, or that all obligations under the Credit Agreement will have been paid in full and the lenders will have no further commitments to lend or exposure under letters of credit, in accordance with the provisions of the Credit Agreement.

Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of principal commencing June 30, 2005 with respect to the Term Loan A Facility and the Term Loan B Facility of $0.6 million and $0.9 million, respectively. In addition, if Mosaic's Leverage Ratio is more than 3.75 to 1.0, borrowings must be prepaid from 50 percent of Excess Cash Flow (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006.

The Credit Agreement requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. Mosaic's access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors, there can be no assurance that Mosaic would be able to comply with applicable financial covenants or meet its liquidity needs. Mosaic cannot assure that its business will generate sufficient cash flow from operations in the future, that its currently anticipated growth in net sales and cash flow will be realized, or that future borrowings will be available when needed or in an amount sufficient to enable Mosaic to repay indebtedness or to fund other liquidity needs. Mosaic was in compliance with the provisions of financial covenants in the Credit Agreement as of May 31, 2005, and expects to be in compliance throughout fiscal year 2006; however, in the event that Mosaic were not to maintain the required financial ratios, there can be no assurance that Mosaic would be able to obtain any necessary waivers or amendments from the requisite lenders. Any failure to comply with the restrictions of the Credit Agreement may result in an event of default, which would allow the lenders to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any then-existing commitments to supply us with further funds, including periodic rollovers of existing borrowings.

The Credit Agreement also contains other events of default and covenants that limit various matters. Such covenants include limitations on capital expenditures, joint venture investments, monetary acquisitions and indebtedness. In addition, the Credit Agreement generally limits the payment of dividends on Mosaic's common stock and repurchases or redemptions of Mosaic's capital stock beginning February 18, 2005 to $20.0 million plus an amount equal to the sum of (a) 25 percent of Consolidated Net Income (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006 and (b) 25 percent of the net proceeds from equity offerings by Mosaic that comply with the applicable requirements of the Credit Agreement. Additionally, after the payment of any future cash dividends on common stock, the sum of additional borrowings available under the Revolving Credit Facility plus permitted investments must be at least $100.0 million.

The Mosaic Credit Facility replaced two prior senior secured credit facilities, the Mosaic Global Holdings Credit Facility and The Mosaic Company Credit Facility (Interim Credit Facility). The Mosaic Global Holdings Credit Facility consisted of a revolving credit facility of up to $210.0 million available for revolving credit loans, swingline loans and letters of credit and a term loan B facility of approximately $249.8 million. The Interim Credit Facility consisted of a revolving credit facility available for revolving loans, swingline loans and letters of credit of up to $160.0 million.

Following the merger, on October 25, 2004 Standard and Poor's Ratings Services upgraded the ratings of Mosaic Global Holdings and removed all ratings from CreditWatch. The corporate credit rating was raised from B+ to BB. Standard and Poor's also assigned a new corporate credit rating of BB to The Mosaic Company. Ratings on senior unsecured debt, without subsidiary guarantees, of Mosaic Global Holdings were upgraded from B- to B+ and ratings on senior unsecured debt, with subsidiary guarantees, were upgraded from B+ to BB.

Based on preliminary terms and conditions, on February 2, 2005 Standard and Poor's assigned its BB+ senior secured bank loan ratings and a recovery rating of '1' to Mosaic's then-proposed $850.0 million bank credit facilities. On April 19, 2005 Standard and Poor's assigned short-term ratings of B-1 to Mosaic.

On February 4, 2005, Moody's Investors Services assigned a Ba2 rating to the Mosaic Credit Facility and also assigned a Ba3 senior implied rating to Mosaic. At the same time Moody's removed Mosaic Global Holdings Inc.'s ratings from review and upgraded its guaranteed senior unsecured notes from B1 to Ba3, senior unsecured notes and debentures from B2 to B1 and mandatory convertible preferred shares from Caa1 to B3.

On October 26, 2004, Fitch Ratings upgraded the ratings of Mosaic Global Holdings and removed them from Rating Watch Positive. Fitch also upgraded the senior unsecured debt without subsidiary guarantees from B to BB- and senior unsecured debt with subsidiary guarantees from B+ to BB. On February 28, 2005 Fitch assigned a BB+ rating to the Mosaic Credit Facility. On June 22, 2005, Fitch affirmed these ratings.

As part of the Combination on October 22, 2004, certain indebtedness owed by CCN became indebtedness of Mosaic and its consolidated subsidiaries. Mosaic Fertilizantes Ltda., the Brazilian subsidiary of Mosaic that serves as the parent company for Mosaic's Brazilian businesses, had outstanding variable rate short term notes to Cargill with an outstanding principal balance of approximately $40.0 million as of October 22, 2004. We purchased these notes receivable from Cargill on April 20, 2005. The outstanding principal amount of indebtedness, owed by the former CCN businesses that are now consolidated by Mosaic, was approximately $85.6 million as of May 31, 2005. Of this balance $55.9 million is classified as short-term debt and $29.7 million is classified as long-term debt in our Consolidated Balance Sheet.

On June 13, 2002, PhosChem entered into a $65.0 million receivable purchase facility with Rabobank as agent, and other lenders (PhosChem Facility). This facility supports PhosChem's funding of its purchases of crop nutrients from Mosaic and other PhosChem members and is nonrecourse to Mosaic. On June 3, 2003, the PhosChem Facility was amended to reduce it to a $55.0 million receivable facility. On November 29, 2004, the PhosChem Facility was amended to extend the maturity date to November 30, 2007. The PhosChem Facility bears an interest rate at LIBOR plus 112.5 basis points. As of May 31, 2005, $37.2 million was outstanding under the PhosChem Facility.

On May 7, 2003, Mosaic USA LLC (formerly known as IMC USA Inc. LLC) (Mosaic USA) entered into a five year, $55.0 million revolving credit facility (Potash Facility) pursuant to which it could borrow up to a maximum of $52.5 million subject to a borrowing base calculation based on eligible inventory and accounts receivable. The Potash Facility was amended prior to the closing of the Combination to permit it to close. On December 15, 2004, the Potash Facility was terminated. Because the facility was terminated prior to maturity, an early termination fee and miscellaneous fees of approximately $0.6 million were paid to the lenders pursuant to the terms of the loan agreement for the Potash Facility, as amended.

The indentures relating to Mosaic Global Holdings' outstanding 10.875 percent senior notes due 2008, the 11.250 percent senior notes due 2011 and 10.875 senior notes due 2013 (collectively Mosaic Global

Holdings Senior Notes) contain provisions requiring Mosaic Global Holdings to offer to purchase all of the outstanding Mosaic Global Holdings Senior Notes upon a change of control of Mosaic Global Holdings at 101 percent of the principal amount thereof (plus accrued and unpaid interest). The completion of the Combination resulted in a change of control of Mosaic Global Holdings under the terms of those indentures. As of October 22, 2004, the closing date of the Combination, $1.2 billion of Mosaic Global Holdings Senior Notes were outstanding and subject to the change of control purchase offer requirements. We made the required offer to purchase the outstanding Mosaic Global Holdings Senior Notes within the time period required by the governing indentures. Pursuant to this offer, on January 10, 2005, Mosaic Global Holdings repurchased $19.5 million aggregate principal amount of the Mosaic Global Holdings Senior Notes.

On November 16, 2004, Mosaic Global Holdings and PAP initiated a Debt Consent Solicitation pursuant to which, on January 4, 2005, Mosaic Global Holdings and PAP amended the limitations on affiliate transactions to, among other things, provide Mosaic Global Holdings and its subsidiaries with additional operational flexibility to more effectively integrate the businesses of Mosaic Global Holdings and CCN. As part of the Debt Consent Solicitation, Mosaic, Mosaic Fertilizer, LLC (through which the Company conducts the Florida phosphate fertilizer and feed ingredients businesses contributed by CCN) and Mosaic Crop Nutrition, LLC (through which the Company conducts the domestic distribution operations contributed by CCN) guaranteed (i) the obligations of Mosaic Global Holdings under the indentures related to the Mosaic Global Holdings Senior Notes, (ii) the indentures relating to the 6.875 percent debentures due 2007, 7.30 percent debentures due 2028, 7.375 percent debentures due 2018, 7.625 percent notes due 2005, 9.45 percent debentures due 2011 and 6.55 percent notes due 2005 of Mosaic Global Holdings (Mosaic Global Holdings Other Notes) and (iii) the 7.0 percent notes due 2008 of PAP (successor by merger to Phosphate Resource Partners Limited Partnership, which we refer to as PLP) (PLP Other Notes and collectively with the Mosaic Global Holdings Other Notes, the Other Notes). We paid a consent fee of $16.7 million with respect to the consents related to the Mosaic Global Holdings Senior Notes.

Pursuant to FIN 46R, South Fort Meade General Partner, LLC and South Fort Meade Partnership, L.P. are included as consolidated subsidiaries of Mosaic. South Fort Meade Partnership, L.P. has senior secured notes with an outstanding amount of approximately $43.6 million as of May 31, 2005. These notes carry an interest rate of 6.92 percent with final maturity during the fiscal year ending May 31, 2011.

We incur liabilities for reclamation activities and phosphogypsum stack system closure, primarily in our Florida phosphate operations, where to obtain necessary permits we must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of May 31, 2005, we had $93.2 million in surety bonds outstanding and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, we have posted $42.1 million of collateral in the form of letters of credit. In addition we have letters of credit supporting reclamation activity of $17.3 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds. In the future, there can be no assurance that we will be able to pass such tests of financial strength to purchase surety bonds on the same terms and conditions, or to discharge, or post additional collateral with respect to, surety bonds if requested to do so. However, we anticipate that we will be able to satisfy applicable credit support requirements without disrupting normal business operations.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida that impose financial assurance requirements that are more stringent than the prior rules. See Off-Balance Sheet Arrangements and Contractual Obligations for a discussion of the modified rules. We anticipate that we will be able to fully comply with the proposed Consent Agreement until May 31, 2009 and with the new rules thereafter, however, there can be no assurance that we will be able to do so. We currently recognize both phosphogypsum closure costs and phosphogypsum water treatment costs as liabilities in accordance with SFAS No. 143.

During fiscal year 2004, IMC announced that Mosaic Phosphates Company (formerly known as IMC Phosphates Company and referred to herein as Mosaic Phosphates) elected to terminate a phosphate rock sales agreement with U.S. Agri-Chemicals (USAC) effective October 1, 2007. Mosaic Phosphates originally entered into the contract in 1994. In 1999, the contract was extended until September 2014 with an option for a second extension through September 2024. As part of the extension, USAC paid $57.0 million (Near Term Payment), plus interest charges, to Mosaic Phosphates during 2000. The contract permits Mosaic Phosphates to terminate the contract upon three years' advance written notice under certain circumstances. The contract also provides that prior to the effective date of an early termination under this provision, Mosaic Phosphates would be required to repay the amount of the Near Term Payment plus interest charges, less certain credits. Mosaic Phosphates elected to terminate the contract under these provisions by providing notice to USAC in September 2004. Termination of the contract will result in a reduction of Mosaic Phosphates revenues on an annualized basis by approximately $60.0 million following the effective date of termination in 2007, but the reduction in revenues is expected to have a negligible impact on earnings. The repayment of the Near Term Payment is not required until the effective date of termination in 2007.

Operating activities provided $333.7 million of cash for the year ended May 31, 2005 compared to providing $121.5 million for the same period in the prior period. Cash flows from operating activities are primarily driven by net earnings, adjusted for the noncash impact of depletion, depreciation and amortization. In addition to affecting net earnings, volume and price level changes in product selling prices and raw material input prices result in significant changes in accounts receivable, inventories and accounts payable. The favorable variance from the prior year was primarily the result of an increase in net earnings and the impact of higher depreciation, depletion and amortization, partially offset by an increase in the amount invested in working capital.

Investing activities used $215.1 million for the year ended May 31, 2005 compared to $214.8 million for the same period in the prior period. Cash used for investing activities primarily related to additions to property and acquisitions. During fiscal year 2005, the Combination provided cash of $53.0 million partially offset by a $14.3 million increased investment in a promissory note from Saskferco. During fiscal year 2004, $16.1 million was spent for a phosphate mine in Florida, $13.2 million was spent for the acquisition of the remaining minority interests in our Brazilian subsidiary and $27.2 million was spent for an investment in the Saskferco promissory note. During the year ended May 31, 2005 capital expenditures increased by $93.1 million. In April 2005, we announced that we were starting work immediately on an expansion of our Esterhazy potash facility that will be completed in the fall of 2006 with an investment of approximately $28 million. The Esterhazy expansion will add 0.4 million tonnes of annual capacity. In response to market demand, further potential expansions at our Saskatchewan potash facilities are in the engineering phase and are being reviewed internally.

Cash provided by financing activities for the year ended May 31, 2005 of $106.3 million increased by $10.5 million from cash provided by financing activities of $95.8 million for the year ended May 31, 2004. Historical cash flows from financing activities primarily included external financing and contributions by Cargill. Cargill is neither obligated nor expected to make such contributions in future periods. The increase in cash provided by financing was primarily the result of net proceeds from the issuance of debt in the current year of $164.6 million compared to net debt payments in the prior period of $5.9 million. This increase in cash provided by financing is partially offset by reduced contributions from Cargill in the current year of $114.9 million. We also incurred debt refinancing and issuance costs in connection with the Mosaic Credit Facility.

Off-Balance Sheet Arrangements and Contractual Obligations

The following information summarizes our contractual obligations and other commercial commitments as of May 31, 2005.

Contractual Cash Obligations

(in millions)	*Total*	*Payments by Fiscal Year*					
		2006	*2007*	*2008*	*2009*	*2010*	*After 2010*
Long-term debt	$2,322.9	$ 76.2	$ 21.8	$316.9	$410.9	$ 70.2	$1,426.9
Estimated interest payments[a]	1,332.6	200.5	197.7	184.5	131.9	130.1	487.9
Operating leases	72.4	23.4	17.3	11.4	6.0	4.9	9.4
Unconditional purchase obligations[b]	531.2	325.0	108.9	30.2	28.7	12.8	25.6
Total contractual cash obligations	$4,259.1	$625.1	$345.7	$543.0	$577.5	$218.0	$1,949.8

[a] Based on interest rates and debt balances as of May 31, 2005.

[b] Based on prevailing market prices as of May 31, 2005.

Other Commercial Commitments

(in millions)	*Total*	*Commitment Expiration Per Fiscal Year*					
		2006	*2007*	*2008*	*2009*	*2010*	*After 2010*
Letters of credit	$165.2	$165.2	$ 0.0	$0.0	$0.0	$ 0.0	$0.0
Surety bonds	120.6	84.7	20.8	0.1	0.0	15.0	0.0
Total commercial commitments	$285.8	$249.9	$20.8	$0.1	$0.0	$15.0	$0.0

We incur liabilities for reclamation activities and phosphogypsum stack system closure, primarily in our Florida phosphate operations, where in order to obtain necessary permits we must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of May 31, 2005, we had $93.2 million in surety bonds outstanding and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, we have posted $42.1 million of collateral in the form of letters of credit. In addition we have letters of credit supporting reclamation activity of $17.3 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds. In the future, there can be no assurance that we will be able to pass such tests of financial strength to purchase surety bonds on the same terms and conditions, or to discharge, or post additional collateral with respect to, surety bonds if requested to do so. However, we anticipate that we will be able to satisfy applicable credit support requirements without disrupting normal business operations.

In addition, we have granted a mortgage on approximately 22,000 previously mined acres of land in Florida with a net book value of approximately $14.0 million as security for certain reclamation costs in the event that an option granted to a third party to purchase the mortgaged land is not exercised.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida. The new phosphogypsum management rules, promulgated by the Florida Department of Environment Protection (FDEP), became effective in July 2005 and include financial strength tests that are more stringent than the prior rules, including the requirement that phosphogypsum closure cost estimates include the cost of treating process water. The amended rules include alternative mechanisms with which to meet the financial assurance requirements. In light of the burden associated with meeting the new requirements, in April 2005 we entered into a Consent Agreement with the FDEP that allows us to meet alternate financial tests until May 31, 2009, at which time we will be required to comply with the new rules. We anticipate that we will be able to fully comply with the proposed Consent Agreement until May 31, 2009 and with the new rules thereafter, provided however, there can be no assurance that we will be able to do so. We currently recognize both phosphogypsum closure costs and phosphogypsum water treatment costs as liabilities in accordance with SFAS No. 143.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations.

Under a long-term contract with Potash Corporation of Saskatchewan, which we refer to as PCS, we mine and refine PCS reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year. The current contract extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods, provided that PCS has not received all of its available reserves under the contract.

Under a long-term contract that extends through 2011 with Compass Minerals, which we refer to as Compass, we supply approximately 0.2 million tonnes of potash annually. We are also under a long-term contract that extends through 2013 with Compass where we supply approximately 0.2 million tonnes of salt annually. As of the date of the Combination, these contracts were below market and we recorded a $123.7 million fair market value adjustment that will be amortized into sales over the life of the contracts. For the fiscal year ended May 31, 2005, sales were increased by $11.3 million to reflect this adjustment to fair market value.

Under a long-term rock sales agreement, with U.S. Agri-Chemicals, which we refer to as USAC, we have been supplying USAC with approximately two million short tons of mined phosphate rock each year. This rock sales agreement was originally entered into by Mosaic Phosphates Company in 1994 and, in 1999, the contract was extended until 2014. As part of the extension, USAC paid a $57 million advance (Near Term Payment), plus interest charges to IMC in 2000. The contract provided the right to terminate the contract upon a three year advance notice. During 2004, IMC elected to terminate its rock sales agreement with USAC effective October 1, 2007. As of the date of the Combination, this contract was below market and we recorded a $13.2 million fair market value adjustment that will be amortized into sales over the life of the contract. For the fiscal year ended May 31, 2005, sales increased by $2.6 million.

Market Risk

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, freight costs, fluctuations in market prices for our products, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

We use forward contracts, costless collars and call options, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statement of Operations. One of the primary currency exposures relates to Potash whose sales are denominated in U.S. dollars, but whose costs are paid in Canadian dollars, which is its functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecast transactions in U.S. dollars and Canadian dollars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet, contracted sales and purchases exposures. The Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange – Bolsa de Mercadorias e Futuros (BM&F) to hedge foreign currency risk. Our other foreign locations use forward contracts to reduce foreign currency risk. We use forward purchase contracts, swaps, and costless collars to reduce the risk related to significant price changes in our inputs and product prices.

We use interest rate swap contracts to manage our exposure to movements in interest rates.

As of May 31, 2005 our outstanding foreign exchange derivative contracts and commodity derivative contracts, though mitigating risks, did not qualify for hedge accounting treatment under SFAS No. 133, as amended.

Foreign Currency Exchange Rates

We had a notional amount of $293.3 million of Canadian dollar exchange contracts outstanding as of May 31, 2005. The Canadian dollar contracts outstanding as of May 31, 2005 mature in various months through April 2006. These agreements provide for the sale of U.S. dollars at a weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar as of May 31, 2005. The costless collars had a weighted-average protected rate of 1.1585 Canadian dollar per U.S. dollar, which was included in the weighted-average protected rate of 1.1935 Canadian dollar per U.S. dollar discussed above, and a weighted-average participation rate of 1.2486 Canadian dollar per U.S. dollar as of May 31, 2005.

As of May 31, 2005, the Brazilian operations had entered into futures contracts to purchase $33.5 million U.S. dollars at 2.4423 Brazilian Reias per U.S. dollar. As of May 31, 2005, in India there was a contract to purchase $12.3 million U.S. dollars at a rate of 43.9525 rupees per U.S. dollar, and in Chile there were contracts to purchase $20.6 million U.S. dollars at a weighted average rate of 579.11 Chilean pesos per U.S. dollar. Other countries, as of May 31, 2005, had outstanding forward contracts with notional amounts aggregating $0.9 million.

In order to mitigate the foreign currency exchange risk on a consolidated basis, Mosaic has booked forward contracts in the United States offsetting risk in certain countries. For Thailand risk there were contracts in the United States to purchase $40.1 million U.S. dollars at a weighted average rate of 39.8838 Bahts per U.S. dollar, for China risk there was a contract to purchase $0.5 million U.S. dollars at a rate of 8.1915 Chinese Yuan per U.S. dollar.

In addition to the above, Potash translates its U.S. dollar denominated balance sheet accounts to its Canadian dollars functional currency, which results in transaction gains or losses reflected in the Consolidated Statement of Operations. All of Potash's balance sheet accounts are then translated back to U.S. dollars for consolidation purposes, the impact of which is reflected in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet. This latter translation impact is recorded directly to stockholders' equity and not in the Consolidated Statement of Operations.

We do not hedge this latter translation exposure for any country.

Commodities

We had $43.9 million notional amounts of natural gas swap contracts outstanding as of May 31, 2005, maturing in various months through December 2007 at an average price of $6.71 U.S. dollar per mmbtu and $6.46 Canadian dollar per gigajoule. These contracts are being used to hedge volatility in natural gas prices.

In a three-way collar, we buy a call, sell a call at a higher price and sell a put. The three-way collar structure allows for greater participation in a decrease in natural gas prices and protects against moderate price increases. However, we will have some exposure to large price increases. As of May 31, 2005 we had three-way collars relating to 6.6 million mmbtu of natural gas at an average price of $7.79 U.S. dollar on the calls purchased, $9.12 U.S. dollar on the calls sold and $7.01 U.S. dollar on the puts sold as well as 4.7 million gigajoule at an average price of $8.10 Canadian dollar on the calls purchased, $9.39 Canadian dollar on the calls sold and $7.37 Canadian dollar on the puts sold. The three-way collars extend through March 2006.

As of May 31, 2005 we had $2.6 million notional amount of urea swaps maturing in various months through September 2005 at an average price of $238 per short ton. The urea swaps are hedging volatility in urea prices. We also had an immaterial position in forward freight agreements through the month of June 2005. The freight agreements mitigate certain exposures of future fluctuating freight costs.

Interest Rates

On May 25, 2005 we entered into a fixed to floating rate interest swap agreement with respect to the $150.0 million 10.875 percent Senior Notes due August 1, 2013 (Swap). The Swap calls for us to pay a floating rate of interest equal to six-month LIBOR plus 631.4 basis points and the counterparty to pay a fixed rate of 10.875 percent. This Swap qualifies for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" or "SFAS No. 133," as amended.

We had originally entered into a fixed to floating rate interest swap agreement prior to the Combination with respect to $150.0 million of our $400.0 million 10.875 percent Senior Notes, due August 1, 2013, which called for us to pay a floating rate of interest equal to six-month LIBOR plus 636 basis points and the counterparty to pay a fixed rate of 10.875 percent. This Swap was cancelled on May 25, 2005.

We conducted sensitivity analyses of our debt assuming a one percentage point adverse change in interest rates on outstanding borrowings from the actual level as of May 31, 2005. Holding all other variables constant, the hypothetical adverse changes would not materially affect our financial position. These analyses did not consider the effects of the reduced level of economic activity that could exist in such an environment. Further, in the event of a one percentage point adverse change in interest rates, management would likely take actions to further mitigate its exposure to possible changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assumed no changes in our financial structure.

Contingencies

See Note 25 of Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

The Company's Program

We have adopted the following Environmental, Health and Safety (EHS) Policy (Policy):

> *It is the policy of The Mosaic Company and subsidiaries, which it controls, to conduct all business activities in a manner that protects the environment and the health and safety of our employees, contractors,*

customers and communities. Environmental stewardship, health and safety will be integrated into all business practices. Our employees will be trained to ensure that environmental, health and safety standards and procedures are understood and implemented.

Environment. *Mosaic employees and business units will comply with all applicable laws and regulations. Mosaic supports the responsible production and use of crop nutrient products to enhance preservation of natural systems.*

Health and Safety. *Mosaic will design, operate and manage company facilities to protect the health and safety of our employees and communities. We insist that all work, however urgent, be done safely.*

Product Safety. *The safety of Mosaic products for human, animal and plant applications will not be compromised. The management of raw materials, production processes and material handling facilities will at all times be protective of our customers and communities.*

This Policy is the cornerstone of our comprehensive EHS management program (EHS Program), which seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of the EHS Program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for environmental performance. The business units are responsible for implementing day-to-day elements of the EHS Program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

A critical focus of our EHS Program is achieving compliance with the evolving myriad of international, federal, state, provincial and local EHS laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) condition of our facilities; (iii) management and handling of raw materials; (iv) product content; (v) use of products by both us and our customers; (vi) management and/or remediation of potential impacts to air, water quality and soil from our operations; (vii) disposal of waste materials; and (viii) reclamation of lands after mining. For any new regulatory programs that might be proposed, it is difficult to ascertain future compliance obligations or to estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We typically respond to such regulatory requirements at the appropriate time by implementing necessary modifications to facilities or to operating procedures.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards. In the fiscal year ending May 31, 2006, environmental capital expenditures are expected to total approximately $35.8 million, primarily related to: (i) modification or construction of wastewater treatment areas in Florida and New Mexico, as well as Saskatchewan, Canada; (ii) construction, modification and closure projects associated with phosphogypsum stacks (Gypstacks) at our Phosphates' concentrates plants; (iii) upgrading of air pollution control equipment at the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation activities are expected to total approximately $34.5 million in the fiscal year ending May 31, 2006. In the fiscal year ending May 31, 2007, we expect environmental capital expenditures will be approximately $22.5 million and expenditures for land reclamation activities are expected to be approximately $30.6 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation expenditures will not be required in the fiscal year ending May 31, 2006 or in the future.

We have recorded accounting accruals for certain contingent environmental liabilities and believe such accruals are in accordance with generally accepted accounting principles (GAAP). We record accruals for environmental investigatory and non-capital remediation costs and for expenses associated with litigation when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. These accruals are adjusted quarterly for any changes in our estimates of the future costs associated with these matters.

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. Various environmental, natural resource and public health agencies continue to evaluate alleged health and environmental impacts that could arise from the handling and use of products such as those manufactured by Mosaic. The U.S. Environmental Protection Agency, the state of California, and The Fertilizer Institute in conjunction with the European Fertilizer Manufacturers Association have completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment. Nevertheless, agencies could impose additional standards or regulatory requirements on the producing industries, including Mosaic or our customers. It is the current opinion of management that the potential impact of any such standards on the market for our products, and the expenditures that might be necessary to meet any such standards, will not have a material adverse effect on our business or financial condition.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval or to substantially change conditions applicable to a permit modification. In addition, expansion of our operations or extension of operations into new areas is predicated upon securing the necessary environmental or other permits or approvals. For instance, over the next several years, we will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. These properties contain in excess of 150 million tonnes of phosphate rock reserves. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well. In Florida, local community participation has become an important factor in the permitting process for mining companies. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent us from mining at these properties and thereby have a material adverse effect on our business and financial condition.

Operating Impacts Due to the Kyoto Protocol. On December 16, 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). This equates to reductions of between 20 to 30 percent from current emission levels across the country. Implementation of this commitment will be achieved through The Climate Change Plan for Canada. It is possible that our potash facilities in Canada will be required to take action to effectuate the Canadian commitment. However, negotiations regarding the actions to be taken are ongoing and we are not yet able to determine whether completed or planned operational efficiency modifications would by themselves achieve the emissions target that will be set. Until definitive implementing regulations or interpretations have been finalized, it is difficult to ascertain the nature or costs associated with the required actions.

Reclamation Obligations. During our phosphate mining operations, we remove overburden and sand tailings in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations. In the past, we have established accruals to account for our reclamation expenses. Since June 1, 2003, we have accounted for mandatory reclamation of phosphate mining land in accordance with SFAS No. 143. See Note 7 of Notes to Consolidated Financial Statements for the impact of this accounting treatment.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt, iron and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulphuric acid generates phosphogypsum that is stored in Gypstacks.

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed.

As of June 1, 2003, the following closure costs are accounted for under SFAS No. 143: (i) costs for closure of Gypstacks in Florida and Louisiana at the end of their useful lives; and (ii) costs for treatment of low pH Gypstack water to facilitate discharge of such waters pursuant to permits and to promote Gypstack closure. See Note 7 of Notes to Consolidated Financial Statements for the impact of this accounting treatment.

Saskatchewan Environment (SE) is in the process of establishing appropriate closure requirements for potash tailings management areas. SE has required all mine operators in Saskatchewan to obtain approval of facility decommissioning and reclamation plans (Plans). These Plans, which apply once mining operations at any facility are terminated, must specify procedures for handling potash residuals and for decommissioning all mine facilities including potash tailings management areas. On July 5, 2000, SE approved, with comments, the decommissioning Plans submitted by us for each of our facilities. These comments require us and the rest of the industry to cooperate with SE to evaluate technically feasible, cost-effective and environmentally responsible disposal options for tailings residuals and to correct any deficiencies in the Plans that were noted by SE. The original date for completing this analysis has been extended for one year to July 5, 2006. Final costs for decommissioning in accordance with the Plans are likely to be significant. However, we do not anticipate expending such funds in the foreseeable future because: (i) facility closure and decommissioning is not imminent given the anticipated life of our mines; and (ii) SE will consider, and where appropriate incorporate, advances in tailings management technology that may reduce our ultimate tailings management costs and defer the Plans implementation. For these reasons, we cannot predict with certainty the financial impact to us of these decommissioning requirements.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and Gypstacks. See Off-Balance Sheet Arrangements and Contractual Obligations for the amounts of such assurance maintained by the Company and the impacts of such assurance.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida that impose financial assurance requirements that are more stringent than the prior rules. See Off-Balance Sheet Arrangements and Contractual Obligations for a discussion of the modified rules.

Finally, in connection with the interim approval of closure plans for potash tailings management areas, discussed above, we were required to post interim financial assurance to cover the estimated amount that would be necessary to operate our tailings management areas for approximately two years in the event that we were no longer able to fund facility decommissioning. This financial assurance will remain in effect until July 5, 2006 when the technical demonstration under the decommissioning Plans is completed. Upon final approval by SE, we will be required to provide financial assurance that Plans proposed by us ultimately will be carried out. Because SE has not yet specified the assurance mechanism to be utilized, we cannot predict with certainty the financial impact of these financial assurance requirements on us.

Remedial Activities

The Comprehensive Environmental Response Compensation and Liability Act (Superfund) imposes liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Various states have enacted legislation that is analogous to the federal Superfund program. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Superfund or state analogues may impact us at our current or former operations.

Remediation at Our Facilities. Many of our formerly owned or current facilities have been in operation for a number of years. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by us and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under Superfund or otherwise. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the environmental impacts at these or at other current or former sites.

Remediation at Third-Party Facilities. Various third parties have alleged that our historic operations have impacted neighboring off-site areas or nearby third-party facilities. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address off-site impacts. Our remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites, this expectation could change.

Liability for Off-Site Disposal Locations. Currently, we are involved or concluding involvement for off-site disposal at several Superfund or equivalent state sites. Moreover, we previously have entered into settlements to resolve liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included "reopeners," which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. Our remedial liability at such disposal sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Oil and Gas

Through its 1997 merger with Freeport-McMoRan Inc. (FTX), IMC assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, PLP (which was merged into PAP in connection with the Combination) or their predecessors. In connection with the acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS), we reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify us against these oil and gas responsibilities except for a limited number of specified potential claims for which we retained responsibility. These specified claims, either individually or in the aggregate, are not expected to have a material adverse effect on our business or financial condition.

Recently Issued Accounting Guidance

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46R). FIN 46R, along with its related interpretations, clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE's expected losses, receives a majority of a VIE's expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds significant variable interests in a VIE but is not the primary beneficiary.

FIN 46R is effective for public companies that have interests in VIEs for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. We adopted FIN 46R effective June 1, 2003.

PhosChem has been consolidated under FIN 46R and had net sales of $112.9 million for the year ended May 31, 2005, which are included in our consolidated net sales. PhosChem funds its operations in part through a third-party financing facility, under which $37.2 million was outstanding as of May 31, 2005. As of May 31, 2005, PhosChem had $104.7 million of trade receivables pledged as collateral for PhosChem's notes payable under this financing facility. This financing facility is nonrecourse to Mosaic. These amounts are included in our Consolidated Balance Sheet as of May 31, 2005.

As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC have been consolidated under FIN 46R and had no external sales in fiscal year 2005. As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC had $84.9 million of total assets and $43.6 million of total debt. These amounts are included in our Consolidated Balance Sheet for the fiscal year ended May 31, 2005. If these entities had been consolidated prior to May 31, 2005, the impact to our consolidated financial statements would not have been material.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payments* (SFAS 123R). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to adopt the provisions of SFAS 123R as of the beginning of the first interim period that begins after June 15, 2005, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 123R on our consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs—*an amendment of ARB No. 43, Chapter 4* (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material by requiring that these items be recognized as current-period expenses regardless of circumstance. We are required to adopt the provisions of SFAS 151 during the fiscal year beginning June 1, 2006, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 151 on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets- *an amendment of APB Opinion No. 29* (SFAS 153). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt the provisions of SFAS 153 during the fiscal year beginning June 1, 2006. We expect that SFAS 153 will have an immaterial impact on our consolidated financial statements.

In March 2005, FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations,* (FIN 47). FIN 47 clarifies that the term Conditional Asset Retirement Obligation as used in FASB Statement No. 143, *"Accounting for Asset Retirement Obligation,"* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. We are required to adopt the provisions of FIN 47 during the fiscal year beginning June 1, 2005, although earlier adoption is encouraged. We do not expect that FIN 47 will have a material impact on our consolidated financial statements.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections-*a replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are required to adopt the provisions of SFAS 154 during the fiscal year beginning after June 1, 2005.

Forward-Looking Statements

All statements, other than statements of historical fact, appearing in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements may include words such as "anticipate," "believe," "could," "estimate," "except," "intend," "may," "potential," "predict," "project" or "should." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: our ability to successfully integrate the operations of IMC and the CCN businesses; our ability to fully realize the expected costs savings from the Combination within the expected time frame; the ability to develop and execute comprehensive plans for asset rationalization; the financial resources of our competitors; the retention of existing, and continued attraction of additional, customers and key employees following the Combination; the effect of any conditions or restrictions imposed on or proposed with respect to Mosaic by regulators following the Combination; general business and economic conditions and governmental policies affecting the agricultural industry in localities where we or our customers operate; weather conditions; changes in the outlook of the phosphate, potash or nitrogen market; the impact of competitive products, including the introduction of new competitive products and the expansion or contraction of production capacity or selling efforts by competitors; pressure on prices realized by us for our products; changes in the costs, or constraints on supplies, of raw materials used in manufacturing certain of our products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings and regulatory matters affecting us, including environmental and administrative proceedings involving us; success in implementing our various initiatives; the rating of our securities and changes that may occur in the U.S. financial markets; and other risk factors reported from time to time in our Securities and Exchange Commission reports. In addition, we have consummated the Combination and our Board of Directors and management are not identical to the Board of Directors or management of either CCN or IMC prior to the Combination. Our Board and management may operate the combined businesses of Mosaic in a manner that differs from the manner in which the historical operations of either CCN or IMC were operated on a standalone basis.

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors
The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended May 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its policy to report its equity interest in the results of its Fertifos investment on a two-month lag effective June 1, 2004. Note 3 also discusses the Company's change to its inventory costing methodology, which was applied through the retroactive restatement of all periods presented.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
August 4, 2005

Consolidated Statements of Operations
In millions, except per share amounts

	Years Ended May 31		
	2005	2004	2003
Net sales	$4,396.7	$2,374.0	$1,662.7
Cost of goods sold	3,871.2	2,196.4	1,503.5
Gross margin	525.5	177.6	159.2
Selling, general and administrative expenses	207.0	100.1	87.6
Other operating (income) expense	—	0.7	(0.8)
Operating earnings	318.5	76.8	72.4
Interest expense	120.6	29.2	41.2
Foreign currency transaction (gain) loss	(13.9)	3.6	(0.9)
Other (income) expense	(3.1)	3.9	3.1
Earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	214.9	40.1	29.0
Provision for income taxes	98.3	2.2	3.8
Earnings from consolidated companies before the cumulative effect of a change in accounting principle	116.6	37.9	25.2
Equity in net earnings of nonconsolidated companies	55.9	35.8	25.7
Minority interests in net (earnings) losses of consolidated companies	(4.9)	(1.4)	2.5
Earnings from continuing operations before the cumulative effect of a change in accounting principle	167.6	72.3	53.4
Discontinued operations, net of income taxes	—	—	0.5
Earnings before the cumulative effect of a change in accounting principle	167.6	72.3	53.9
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—
Net earnings	$ 165.6	$ 72.3	$ 53.9
Earnings available for common stockholders:			
Earnings before the cumulative effect of a change in accounting principle	$ 167.6	$ 72.3	$ 53.9
Preferred stock dividend	(6.3)	—	—
Earnings available for common stockholders	$ 161.3	$ 72.3	$ 53.9
Basic earnings per share:			
Earnings before the cumulative effect of a change in accounting principle	$ 0.49	$ 0.29	$ 0.22
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—
Basic net earnings per share	$ 0.48	$ 0.29	$ 0.22
Basic weighted average number of shares outstanding	327.8	250.6	250.6
Diluted earnings per share:			
Earnings before the cumulative effect of a change in accounting principle	$ 0.47	$ 0.29	$ 0.22
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—
Diluted net earnings per share	$ 0.46	$ 0.29	$ 0.22
Diluted weighted average number of shares outstanding	360.4	250.6	250.6

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets
In millions, except per share amounts

	May 31 2005	May 31 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 245.0	$ 10.1
Short-term investments	—	0.1
Receivables, net of allowance for doubtful accounts of $14.9 and $5.8	607.5	199.4
Trade receivables due from Cargill, Incorporated and affiliates	64.2	32.9
Inventories, net	753.4	358.0
Deferred income taxes	2.2	15.0
Vendor prepayments	31.6	28.7
Other current assets	28.0	24.3
Total current assets	1,731.9	668.5
Property, plant and equipment, net	4,121.4	892.1
Investments in nonconsolidated companies	322.4	259.1
Note receivable from Saskferco Products Inc.	41.5	27.2
Goodwill	2,160.3	—
Other assets	66.5	23.6
Total assets	$8,444.0	$1,870.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt and current maturities of long-term debt	$ 204.9	$ 9.8
Accounts payable	434.8	90.8
Trade accounts payable due to Cargill, Incorporated and affiliates	27.9	20.5
Accrued liabilities	311.3	80.5
Accrued income taxes	105.0	27.2
Customer prepayments	23.4	26.5
Due to Cargill, Incorporated and affiliates	—	202.9
Total current liabilities	1,107.3	458.2
Long-term debt, less current maturities	2,455.2	32.6
Long-term due to Cargill, Incorporated and affiliates	8.5	318.2
Deferred income taxes	724.7	84.8
Deferred asset retirement obligations	289.6	98.2
Accrued pension and postretirement benefits	251.3	—
Other noncurrent liabilities	372.1	28.5
Minority interest in consolidated subsidiaries	21.8	7.6
Stockholders' equity:		
Preferred stock, 7.5% mandatorily convertible, $0.01 par value, 15,000,000 shares authorized, 2,750,000 shares issued and outstanding as of May 31 (liquidation preference $50 per share)	—	—
Common stock, $0.01 par value, 700,000,000 shares authorized:	—	—
Class B common stock, 5,458,955 shares issued and outstanding as of May 31	—	—
Common stock, 379,409,047 shares issued and outstanding as of May 31	3.9	—
Capital in excess of par value	2,166.2	—
Retained earnings	1,115.4	956.1
Accumulated other comprehensive loss	(72.0)	(113.7)
Total stockholders' equity	3,213.5	842.4
Total liabilities and stockholders' equity	$8,444.0	$1,870.5

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
In millions, except per share amounts

	Years Ended May 31		
	2005	2004	2003
Cash Flows from Operating Activities			
Net earnings	$ 165.6	$ 72.3	$ 53.9
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	219.3	104.6	87.8
Minority interest	4.9	1.4	(2.5)
Deferred income taxes, exclusive of acquisition	33.0	13.8	14.1
Equity in net earnings of nonconsolidated companies, net of dividends	(22.7)	1.1	(14.9)
Cumulative effect of change in accounting principle	2.0	—	—
Settlement of asset retirement obligations	(21.9)	(8.6)	—
Accretion expense for asset retirement obligations	11.1	5.4	—
Amortization of out-of-market contracts	(13.9)	—	—
Amortization of fair market value adjustment of debt	(28.6)	—	—
Amortization of debt financing fees and stock-based compensation expense	3.9	—	—
Pension and post-retirement obligations funding	(20.1)	—	—
Other charges	8.0	1.6	7.0
Other credits	30.5	(3.1)	(3.8)
Gain on sale of discontinued operations	—	—	(0.5)
Changes in assets and liabilities, exclusive of acquisition and discontinued operations:			
Receivables, net	(126.0)	(43.3)	5.5
Inventories	(78.2)	(44.3)	(98.0)
Other current assets	52.4	(26.4)	12.2
Accounts payable	122.7	24.9	(21.0)
Accrued expenses	28.4	(4.5)	18.9
Other current liabilities	(18.7)	35.8	(10.6)
Due to / from Cargill, Incorporated and affiliates	(18.0)	(9.2)	(16.6)
Net cash provided by operating activities	333.7	121.5	31.5
Cash Flows from Investing Activities			
Capital expenditures	(255.2)	(162.1)	(119.2)
Cash acquired in acquisition of IMC Global Inc.	53.0	—	—
Investment in note of Saskferco Products Inc.	(14.3)	(27.2)	—
Investments in nonconsolidated companies	(5.5)	(0.1)	(10.2)
Investments in business acquired and minority interests	—	(29.2)	(119.9)
Proceeds from the sale of assets	0.8	1.9	4.4
Other	6.1	1.9	(0.3)
Net cash used in investing activities	(215.1)	(214.8)	(245.2)
Cash Flows from Financing Activities			
Payments of long-term debt	(1,215.1)	(18.8)	(16.3)
Proceeds from issuance of long-term debt	1,379.7	12.9	13.7
Proceeds from stock options exercised	26.4	—	—
Contributions by Cargill, Incorporated	9.8	124.7	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	(58.1)	(23.1)	79.0
Cash dividends paid	(11.4)	—	—
Debt refinancing and issuance costs	(25.0)	—	—
Other	—	0.1	0.2
Net cash provided by financing activities	106.3	95.8	197.4
Net cash provided by discontinued operations	—	—	8.2
Effect of exchange rate changes on cash	10.0	(0.2)	6.9
Net change in cash and cash equivalents	234.9	2.3	(1.2)
Cash and cash equivalents - beginning of year	10.1	7.8	9.0
Cash and cash equivalents - end of year	$ 245.0	$ 10.1	$ 7.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
In millions, except per share amounts

	Shares			Dollars				
	Preferred Stock	Class B Stock	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance as of May 31, 2002, as previously reported	—	—	—	$—	$ —	$ 586.5	$ (62.6)	$ 523.9
Adjustment for the cumulative effect of a change in accounting principle (Note 3)	—	—	—	—	—	(2.0)	—	(2.0)
Balance as of May 31, 2002, as restated	—	—	—	$—	$ —	$ 584.5	$ (62.6)	$ 521.9
Net earnings	—	—	—	—	—	53.9	—	53.9
Foreign currency translation adjustment	—	—	—	—	—	—	(35.2)	(35.2)
Net unrealized gains on derivative instruments, net of tax of $0.2 million	—	—	—	—	—	—	0.4	0.4
Comprehensive income for 2003	—	—	—	—	—	—	—	19.1
Net contributions from Cargill, Incorporated	—	—	—	—	—	120.8	—	120.8
Balance as of May 31, 2003	—	—	—	$—	$ —	$ 759.2	$ (97.4)	$ 661.8
Net earnings	—	—	—	—	—	72.3	—	72.3
Foreign currency translation adjustment	—	—	—	—	—	—	(16.0)	(16.0)
Net unrealized loss on derivative instruments, net of tax of $0.2 million	—	—	—	—	—	—	(0.3)	(0.3)
Comprehensive income for 2004	—	—	—	—	—	—	—	56.0
Net contributions from Cargill, Incorporated	—	—	—	—	—	124.6	—	124.6
Balance as of May 31, 2004	—	—	—	$—	$ —	$ 956.1	$(113.7)	$ 842.4
Net earnings	—	—	—	—	—	165.6	—	165.6
Foreign currency translation adjustment, net of tax of $11.0 million	—	—	—	—	—	—	41.9	41.9
Minimum pension liability adjustment, net of tax of $0.1 million	—	—	—	—	—	—	(0.2)	(0.2)
Comprehensive income for 2005	—	—	—	—	—	—	—	207.3
Issuance of stock for Combination (par value $0.01 per share)	2.8	—	126.3	1.3	1,677.7	—	—	1,679.0
Stock compensation exercises and grants	—	—	2.5	—	26.0	—	—	26.0
Contributions from Cargill, Incorporated	—	5.5	250.6	2.6	467.6	—	—	470.2
Dividends paid to Cargill, Incorporated	—	—	—	—	(5.1)	—	—	(5.1)
Dividends on preferred shares ($0.9375 per share)	—	—	—	—	—	(6.3)	—	(6.3)
Balance as of May 31, 2005	2.8	5.5	379.4	$ 3.9	$2,166.2	$1,115.4	$ (72.0)	$3,213.5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
In millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

Mosaic was created to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated on October 22, 2004. In these notes to financial statements:

- "Mosaic" means The Mosaic Company.
- "We," "us" and "our" mean Mosaic and may also include Mosaic and its direct and indirect subsidiaries as a group.
- IMC Global Inc. is referred to as "IMC" or "Mosaic Global Holdings," which is its new name after the Combination.
- "Cargill" means Cargill, Incorporated and may also include its direct and indirect subsidiaries other than us.
- "Cargill Crop Nutrition" or "CCN" means the fertilizer businesses of Cargill other than its retail fertilizer businesses.
- "Combination" means the business combination between IMC and CCN.
- References in this report to a particular fiscal year are to the year ended May 31 of that year.

Immediately following the Combination, Cargill owned approximately 66.5 percent of our outstanding common stock, which we refer to as our Common Stock, and all 5,458,955 shares of our Class B common stock, which we refer to as our Class B Common Stock, while approximately 33.5 percent of our outstanding Common Stock and all 2,750,000 shares of our 7.50 percent Mandatory Convertible Preferred Stock, which we refer to as our Preferred Stock, were publicly held.

We conduct our business through wholly and majority owned subsidiaries as well as investments accounted for by the equity method. We are organized into the following four business segments which are engaged in producing, blending and distributing crop nutrient and animal feed products around the world.

Phosphates owns and operates mines and processing plants in Florida that produce phosphate fertilizer and feed phosphate, and processing plants in Louisiana that produce phosphate fertilizer. Phosphate fertilizer and feed phosphate are sold internationally and throughout North America. Phosphates' results include North American distribution activities and the results of Phosphate Chemical Export Association, Inc., which we refer to as PhosChem. PhosChem is a Webb-Pomerene Act organization that serves as a U.S. export association for certain phosphate crop nutrient producers, including Mosaic and its subsidiaries. Our financial statements include PhosChem as a consolidated subsidiary. Phosphates' results exclude the results of the distribution of phosphate fertilizer and feed products by Offshore.

Potash mines and processes potash in Canada and the United States. Potash has four mines in Canada in the province of Saskatchewan and two in the United States located in New Mexico and Michigan. Each mine has related facilities that refine the mined potash. Potash is sold internationally and throughout North America, principally as fertilizer. Potash's results include North American distribution activities and sales to Canpotex Limited, which we refer to as Canpotex. Canpotex is an export association of the Saskatchewan potash producers. Our investment in Canpotex is accounted for using the equity method.

Offshore consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several countries as well as production facilities in Brazil and China. Our Brazilian operations include a one-third ownership in Fertifos S.A. (Fertifos). Fertifos, in turn, owns 55.8 percent Fosfertil. Fosfertil operates phosphate and nitrogen processing plants in Brazil. In China, we have a 35 percent equity ownership in a diammonium phosphate (DAP) granulation plant in Kunming, in the Yunnan province. We account for our investments in the DAP granulation plant and Fertifos using the equity method.

Nitrogen includes activities related to the North American distribution of nitrogen products which are marketed for Saskferco Products Inc. (Saskferco), a Saskatchewan corporation, as well as nitrogen products purchased from third parties. Nitrogen also includes results from our 50 percent ownership interest in Saskferco. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate, which we refer to as UAN solution, for shipment to nitrogen fertilizer customers in Canada and the northern tier of the United States. We account for our investment in Saskferco using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The financial information reflected in these financial statements for periods prior to the Combination include the results of CCN. Prior to the Combination, certain costs were charged to us by Cargill and its affiliates, such costs were generally based on proportional allocations and, in certain circumstances, based on specific identification of applicable costs which management believed were reasonable. Accordingly, these financial statements do not necessarily reflect the financial position and results of operations that would have been had we been an independent entity during the periods presented. Subsequent to the Combination, Cargill and its affiliates continue to provide certain administrative services to us. The costs of these services are determined in accordance with a Master Transition Services Agreement entered into between us and Cargill. Management believes these costs are reasonable. The results of operations for the IMC entities have only been included in our consolidated financial statements since October 22, 2004, the date of the Combination, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations.*

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities as described in Note 4. Other investments in companies where we do not have control, but have the ability to exercise significant influence (generally between a 20 to 50 percent ownership interest) are accounted for by the equity method. Other investments where we are unable to exercise significant influence over operating and financial decisions are accounted for under the cost method.

Mosaic is an indirect 33.09 percent minority owner of Fertifos, a Brazilian holding company which owns 55.8 percent ownership interest in Fosfertil, a publicly traded phosphate and nitrogen company in Brazil. Our consolidated financial statements include the results of operations for this investee for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of Mosaic's interest in the earnings of Fertifos in our consolidated financial statements.

Revenue Recognition

Revenue is recognized upon the transfer of title to the customer, which is generally at the time the product is shipped and the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the United States. Shipping and handling costs are included as a component of cost of sales.

We have entered into a marketing agreement with Saskferco. In connection with this agreement, we perform the sales and marketing services for Saskferco and receive an agency fee for these services. In accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," we are acting as an agent under this marketing agreement. As a result we are recording Saskferco's sales net of the cost of goods sold.

Income Taxes

In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to recorded, we apply the principles enumerated in SFAS No. 109, *Accounting for Income Taxes,* in the U.S. and each foreign jurisdiction in which a deferred asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits we will reduce valuation allowances with either a charge to goodwill if the reduction relates to Purchase Accounting Valuation Allowances or in all other cases with a charge to income tax expense.

Prior to the Combination, the provision or benefit for income taxes for some of the entities comprising CCN were determined by the application of Cargill tax allocation policies, whereby taxes or benefits were generally allocated on the basis of the individual entity's taxable income or loss and applicable credits in relation to the combined or consolidated totals for all Cargill entities included in the relevant return filing.

Foreign Currency Translation

Assets and liabilities of foreign operations are translated at exchange rates in effect at the balance sheet date, while income statement accounts are translated at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders' equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Operations of transaction gains and losses is presented on the face of the statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the foreign operation.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less.

Concentration of Credit Risk

Domestically, we sell our products to manufacturers, distributors and retailers primarily in the midwestern and southeastern U.S. Internationally, our phosphate and potash products are sold primarily through two North American export associations. No single customer or group of affiliated customers accounted for more than ten percent of our net sales in any year during the three-year period ended May 31, 2005.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms.

Inventories

Inventories are stated at the lower of cost or market. Cost includes materials, production labor and overhead and is determined on the weighted average cost basis.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Depletion expenses for mining operations, including mineral reserves, are determined using the units-of-production method based on estimates of recoverable reserves. Repairs and maintenance costs are expensed when incurred. Depreciation is computed principally using the straight-line method over the following useful lives:

Buildings	8-40 years
Machinery and equipment	4-20 years
Land improvements	12-40 years

Investments

Except as discussed in Note 4 with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50 percent or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. Other instruments are accounted for at cost.

Recoverability of Long-Lived Assets

Long-lived assets, including property, plant and equipment; capitalized software costs; and investments are accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* we test goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite lived intangible assets. If the fair value is less than the carrying amount, the second step determines the amount of the impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill and indefinite lived intangible assets, is less than its carrying amount. We have established the second quarter as the period for our annual test for impairment of goodwill.

Restricted Cash

Other assets includes restricted cash of $18.6 million as of May 31, 2005. Restricted cash consists primarily of funds held to satisfy obligations related to entities divested prior to the Combination.

Environmental Costs

Provisions for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the provisions, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

SFAS No. 143, *Accounting for Asset Retirement Obligations,* requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the remaining useful life of the related asset.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In recording transactions and balances resulting from business operations, we use estimates based on the best information available. Estimates are used for such items as fair value of certain assets, recoverability of goodwill and long-lived assets, environmental and reclamation activities, tax provision, among others. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Stock Options

Accordance with SFAS No. 123, "*Accounting for Stock-Based Compensation,*" we recognize compensation expense for stock options granted under The Mosaic Company 2004 Omnibus Stock and Incentive Plan. We estimate the fair value of each option on the date of grant using the Black-Scholes option-pricing model and amortize the compensation expense over the vesting period of the option.

Derivative and Hedging Activities

Changes in the fair value of derivatives accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged asset, liability or firm commitment or deferred and recorded as a component of accumulated other comprehensive income, or OCI, until the hedged transactions occur and are recognized in earnings.

3. CHANGES IN ACCOUNTING PRINCIPLE

Change in Inventory Costing Method

During the second quarter of fiscal year 2005, we changed our method of inventory costing from the last-in, first-out (LIFO) method to the weighted-average cost method. The newly adopted accounting principle is preferable in the circumstances because the weighted-average cost method better measures the current value of phosphate crop nutrients inventory and provides a more accurate reflection of our financial position. The change will also conform the inventory costing methodology for phosphate crop nutrients to the policy utilized by our other business segments. We have retroactively restated the consolidated financial statements for all periods presented to reflect this change. As a result of the change, inventory previously reported as of May 31, 2004 increased $14.5 million, accrued income taxes increased $5.1 million and the balance of retained earnings increased by $9.4 million. The effect of the change in fiscal year 2005 was to increase net earnings by $4.4 million, or $0.01 per share in the first quarter. The remaining three quarters in fiscal year 2005 reflected the weighted-average cost method. The effect of the change on the previously reported years ended May 31, 2004 and 2003 was to decrease net earnings by $2.9 million, or $0.01 per share, and increase net earnings by $14.3 million, or $0.06 per share, respectively.

Implementation of Two-Month Lag Reporting Policy for Fertifos Investment

Mosaic is an indirect 33.09 percent minority owner of Fertifos, a Brazilian holding company which owns a 55.8 percent ownership interest in Fosfertil, a publicly traded company in Brazil that operates phosphate and nitrogen processing plants which produce crop nutrition products for the Brazilian agricultural market. Our consolidated financial statements reflect our interest in Fertifos using the equity method of accounting. Prior to the Combination, the financial statements of CCN in the proxy statement/prospectus (Proxy Statement/Prospectus) dated September 17, 2004 for the special meeting of the common stockholders of IMC, at which common stockholders of IMC considered and voted upon a proposal to adopt the merger and contribution agreement pursuant to which the Combination was effectuated also used the equity method of accounting for investments to reflect the interest in Fertifos. For purposes of the Proxy Statement/Prospectus, the Fertifos financial statements used in determining the equity method adjustment were as of the same dates and for the same financial reporting periods as the consolidated financial statements of CCN. Following the Combination, we have changed our method of applying the equity method of accounting to our investment in Fertifos to include the results of operations for this investee in our reported results as of the dates and for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of our interest in the earnings of Fertifos in our consolidated financial statements. This reporting lag is the result of the different fiscal year-end and related interim period-end dates between us and Fosfertil. We believe that our inclusion of the results of operations for Fertifos on a two-month lag basis is preferable because (i) there is no contractual or legal requirement, and thus there can be no assurance, that financial information for Fertifos that is more current than its financial information that is publicly available in Brazil would be available to us on a consistent and timely basis to enable us to meet our quarterly and annual financial reporting obligations under applicable rules and regulations of the Securities and Exchange Commission and (ii) we have been advised by Brazilian counsel that, because Fosfertil's securities are publicly traded in Brazil, our release of information concerning Fertifos (and therefore, indirectly, Fosfertil) prior to Fosfertil's disclosure of its financial results in Brazil could result in potential claims for violations of Brazilian insider trading or other securities laws under certain circumstances.

As a result of this change in accounting principle, net earnings for the year ended May 31, 2005 includes a $2.0 million charge, net of tax, for the cumulative effect of a change in accounting principle as of June 1, 2004. The effect of the change on the year ended May 31, 2004 would have been to increase net income by $1.4 million or $0.00 per share. The effect of the change on the year ended May 31, 2003 would have been to decrease net earnings by $2.8 million or $0.01 per share. We are not disclosing the effect of the change on the year ended May 31, 2005 because providing such information would be contrary to the reasons for changing to a two-month lag basis as described above.

The proforma amounts below reflect the effect of the retroactive application of the equity method on a lag basis as discussed above as if the new method been in effect for all periods:

	Years Ended May 31		
	2005	2004	2003
Proforma net earnings	$165.6	$73.7	$51.1
Proforma net earnings per share – basic	0.48	0.29	0.21
Proforma net earnings per share – diluted	0.46	0.29	0.21

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46R). FIN 46R, along with its related interpretations, clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE's expected losses, receives a majority of a VIE's expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds significant variable interests in a VIE but is not the primary beneficiary.

FIN 46R is effective for public companies that have interests in VIEs for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. We adopted FIN 46R effective June 1, 2003.

PhosChem has been consolidated under FIN 46R and had net sales of $112.9 million for the year ended May 31, 2005, which are included in our consolidated net sales. PhosChem funds its operations in part through a third-party financing facility, under which $37.2 million was outstanding as of May 31, 2005. As of May 31, 2005, PhosChem had $104.7 million of trade receivables pledged as collateral for

PhosChem's Notes payable under this financing facility. This financing facility is nonrecourse to Mosaic. These amounts are included in our Consolidated Balance Sheet as of May 31, 2005.

As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC have been consolidated under FIN 46R and had no external sales in fiscal year 2005. As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC had $84.9 million of total assets and $43.6 million of total debt. These amounts are included in our consolidated balance sheet for the fiscal year ended May 31, 2005. If these entities had been consolidated prior to May 31, 2005, the impact to our consolidated financial statements would not have been material.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payments* (SFAS 123R). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to adopt the provisions of SFAS 123R as of the beginning of the first interim period that begins after June 15, 2005, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 123R on our consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs—*an amendment of ARB No. 43, Chapter 4* (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material by requiring that these items be recognized as current-period expenses regardless of circumstance. We are required to adopt the provisions of SFAS 151 during the fiscal year beginning June 1, 2006, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 151 on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, *an amendment of APB Opinion No. 29* (SFAS 153). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt the provisions of SFAS 153 during the fiscal year beginning June 1, 2006. We expect that SFAS 153 will have an immaterial impact on our consolidated financial statements.

In March 2005, FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations,* (FIN 47). FIN 47 clarifies that the term Conditional Asset Retirement Obligation as used in FASB Statement No. 143, *"Accounting for Asset Retirement Obligation,"* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. We are required to adopt the provisions of FIN 47 during the fiscal year beginning June 1, 2005, although earlier adoption is encouraged. We expect that FIN 47 will have an immaterial impact on our financial statements.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections *replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are required to adopt the provisions of SFAS 154 during the fiscal year beginning after June 1, 2005.

5. BUSINESS COMBINATIONS

The Combination was consummated pursuant to the terms of an Agreement and Plan of Merger and Contribution dated as of January 26, 2004, as amended, between Cargill and IMC (Merger and Contribution Agreement). Under the terms of the Merger and Contribution Agreement, a wholly owned subsidiary of Mosaic merged into IMC on October 22, 2004, and IMC became a wholly owned subsidiary of Mosaic. In the Combination, IMC's common stockholders received one share of Mosaic common stock for each share of IMC common stock owned. In addition, holders of shares of IMC's 7.50 percent Mandatory Convertible Preferred Stock (IMC Preferred Stock) received one share of 7.50 percent Mandatory Convertible Preferred Stock of Mosaic (Preferred Stock) for each share of IMC Preferred Stock owned. The Merger and Contribution Agreement also provided for Cargill to contribute equity interests in entities owning CCN to Mosaic immediately prior to the Combination (Cargill Contribution). In consideration for the Cargill Contribution, Cargill received shares of Mosaic common stock, plus shares of Mosaic's Class B Common Stock. Immediately following the completion of the transactions contemplated by the Merger and Contribution Agreement:

- IMC's former common stockholders owned 33.5 percent of the outstanding shares of Mosaic common stock;
- Cargill owned 66.5 percent of the outstanding shares of Mosaic common stock;
- Cargill owned all 5,458,955 outstanding shares of the Mosaic Class B Common Stock; and
- IMC's former preferred stockholders owned all 2,750,000 outstanding shares of the Preferred Stock.

The Merger and Contribution Agreement required that CCN have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Cargill Contribution to Mosaic. The Merger and Contribution Agreement required that Cargill and its affiliates contribute additional capital to Mosaic in the event of any working capital shortfall. Pursuant to an amendment that increased the amount of such required net operating working capital from $357.2 million to $435.0 million, Cargill retained $40.0 million of notes receivable from the assets of CCN. The amendment to the Merger and Contribution Agreement provided that the $40.0 million of retained notes receivable did not reduce net operating working capital as calculated for purposes of the Merger and Contribution Agreement. The net operating working capital of CCN, as calculated in accordance with the provisions of the Merger and Contribution Agreement upon the Cargill Contribution, was $425.2 million and on December 31, 2004 Cargill contributed $9.8 million to Mosaic (the difference between the required and actual amounts of net operating working capital).

In April 2005, we entered into a letter agreement (Letter Agreement) with Cargill confirming our understanding of the treatment under the Merger and Contribution Agreement of certain stock options and cash performance options (Cargill Options) issued prior to 2004 by Cargill to certain former employees of CCN who on the date of the Letter Agreement were employed by us as a result of the Combination.

GAAP requires that the Combination be accounted for in a manner different from the actual legal structure of the Combination. For financial reporting purposes, the Combination was treated as a purchase of IMC by CCN on October 22, 2004. As a result, IMC's results of operations are included in the Consolidated Statement of Operations from October 23, 2004 through May 31, 2005. CCN's results of operations are included in the Consolidated Statement of Operations for all periods presented. The purchase price deemed to be paid for IMC was based on an average of the closing prices of IMC common stock and IMC Preferred Stock for the two days before and the two days after Cargill and IMC announced the signing of the definitive Merger and Contribution Agreement on January 27, 2004. For financial reporting purposes, the purchase price also includes the fair value of the IMC stock options and other direct costs related to the Combination. The purchase price was approximately $1,679.0 million, calculated as follows:

	(in millions)
Fair market value of IMC common shares	$1,393.6
Fair market value of IMC preferred shares	216.8
Fair value of IMC stock options	47.6
Fair value of IMC equity securities	1,658.0
Direct costs of CCN related to the Combination	21.0
Purchase price	$1,679.0

The purchase price has been allocated based on an initial estimate of the fair value of assets acquired and liabilities assumed as of October 22, 2004, as follows:

Current assets	$ 699.4
Property, plant and equipment	3,090.1
Goodwill	2,172.1
Other assets	108.7
Total assets acquired	6,070.3
Current liabilities	565.7
Long-term debt	2,383.7
Other liabilities	1,441.9
Total liabilities assumed	4,391.3
Net assets acquired	$1,679.0

The $2,172.1 million of goodwill was assigned to Phosphates and Potash in the amounts of $580.8 million and $1,591.3 million, respectively.

In connection with the Combination, we engaged an outside appraisal firm to assist in determining the fair value of the long-lived, tangible and the identifiable intangible assets of IMC and we have used the appraisal firm's most recent appraisal for the purchase price allocation. The final appraised values of the long-lived, tangible assets and the identifiable intangible assets may differ from the amounts presented. As of May 31, 2005, certain information regarding the fair values of assets acquired and liabilities assumed in the Combination are preliminary and subject to change in the future as additional requested information becomes available.

Certain operations in the Phosphates business segment were identified during the Combination as having the potential to be closed permanently. Upon further assessment, we determined the following operations would be permanently closed and are in the process of finalizing our closure plans:

- Kingsford Phosphate Mining Operations - We announced on July 11, 2005 our plan to close our Kingsford mine in September 2005. The valuation of the fixed assets reflects the fact that the mine was expected to operate less than one year after the Combination. The costs associated with the shutdown, including the possible acceleration of asset retirement obligations, removal of sand tailings and minimum payments for terminated leases, have not yet been determined. Accordingly, no liabilities were included in the purchase price allocation as reported as of May 31, 2005, nor have any costs associated with the shutdown been paid to date.

- Faustina Phosphoric Acid and Sulphuric Acid Operations and Taft DAP Granulation Plant - Faustina's phosphoric and sulphuric acid plants and our Taft granulation plant operations were idle as of the Combination and in April 2005, we announced the decision to not restart either of these plants. The valuation of the fixed assets reflects the liquidation value for these facilities. The costs associated with the permanent closures, including shutdown expenses, the possible acceleration of asset retirement obligations, future water treatment, and demolition costs have not yet been determined. Accordingly, no liabilities were included in the purchase price allocation as reported as of May 31, 2005.

We are in the process of contracting with engineering and third-party consulting firms to finalize the costs associated with these closure plans. The recording of these liabilities will impact goodwill, as currently reported in the Consolidated Balance Sheet. Our intention is to complete the analysis in the second quarter of fiscal year 2006.

The following unaudited proforma information presents the combined results of operations of CCN and IMC for the years ended May 31, 2005 and 2004 as if the acquisition had been consummated as of the beginning of the fiscal years presented. This proforma information is not necessarily indicative of what would have occurred had the Combination and related transactions occurred on the date indicated, nor is it necessarily indicative of our future results. The information in the table should be read in conjunction with the notes that follow related to adjustments and assumptions.

	Years Ended May 31	
	(Proforma) 2005	(Proforma) 2004
	(Unaudited)	
Net sales	$5,521.5	$4,695.1
Earnings before the cumulative effect of a change in accounting principle	120.7	111.1
Net earnings	$ 120.7	$ 107.8
Basic net earnings per share	$ 0.29	$ 0.26
Basic weighted average number of shares outstanding	377.6	376.8
Diluted net earnings per share	0.28	0.25
Diluted weighted average number of shares outstanding	431.3	429.7

The fiscal proforma results reflect the following adjustments and assumptions on a pre-tax basis:

(1) An outside appraisal firm was engaged to assist in determining the fair value of the long-lived assets of IMC. This assessment resulted in a step-up of Potash's assets and a step-down of Phosphate's assets that resulted in a net increase of $424.3 million to property, plant and equipment. The effect of the fair market value adjustment was to increase depreciation expense by $1.5 million each year. For the purposes of the proforma presentations, the increase to the property, plant and equipment is assumed to have occurred as of June 1, 2003. The final appraised value of the assets may differ significantly from the amounts presented.

(2) In connection with determining the fair market value of IMC's assets, certain long-term supply contracts were determined to be below market. These contracts expire at various dates through 2013. As a result, a $136.9 million liability was recorded and will be amortized into sales over the

life of the contracts. Included in our actual results for the fiscal year ended May 31, 2005 is an increase in sales for approximately $12.8 million representing the amortization of these contracts for the period from the date of the Combination through May 31, 2005. For the purposes of the proforma presentation, this liability is assumed as of June 1, 2003. As a result, proforma sales at May 31, 2004 are increased by $21.8 million, representing 12 months of amortization. In addition, proforma sales at May 31, 2005 have increased by $9.0 million to represent a full year of amortization.

(3) In connection with determining the fair market value of IMC's assets, the carrying value of inventory was increased by $30.3 to reflect its fair value on the date of the Combination. The entire amount of inventory on hand was sold prior to November 30, 2004 and was reflected in the actual results of operations during the quarter ended November 30, 2004. For the purposes of the proforma presentation, the net impact of selling IMC's finished goods inventories is assumed to have occurred during the period ended August 31, 2003. As a result, the May 31, 2004 cost of goods sold was increased by $30.3 million and the May 31, 2005 cost of goods sold was decreased by $30.3 million to reflect the net impact of selling IMC's finished goods inventories as adjusted to fair market value.

(4) In purchase accounting, the carrying value of external long-term debt was increased by approximately $289.6 million to record the IMC debt at its fair market value. In the consolidated statements of operations, interest expense is decreased by approximately $47.2 million each year due to the amortization of the debt premium. For the purposes of the proforma presentation, the fair market value adjustment was assumed to have been made as of June 1, 2003.

(5) Prior to the Combination, IMC capitalized turn-around costs which were amortized over 18 months. Our policy is to expense turn-around costs as incurred, which was implemented for the prior IMC companies as of October 22, 2004. For the purposes of the proforma presentation, the change in policy was assumed to have taken place on June 1, 2003. As a result, cost of goods sold decreased by $4.0 million for the year ended May 31, 2004. The proforma results also adjust the period June 1, 2004 through October 22, 2004 for this change in accounting policy. As a result, costs of goods sold increased by $10.5 million for the year ended May 31, 2005.

(6) Prior to the Combination, our Florida phosphate production business reflected its inventory values on a last-in, first-out (LIFO) basis. Our policy is to value inventory on the weighted average cost method, which was retroactively implemented for CCN (see Note 3). As a result of this change in policy, net income decreased by $2.9 million.

(7) As further described below, on October 19, 2004 Phosphate Resource Partners Limited Partnership (PLP) was merged into a subsidiary of IMC. For the purposes of the proforma presentation, this merger was assumed to have occurred as of June 1, 2004. This results in a reversal of the minority interest in PLP's loss of approximately $30.0 million and $25.0 million in fiscal years 2005 and 2004, respectively.

(8) IMC incurred merger related expenses of approximately $44.3 million in connection with the Combination. For the purposes of the proforma presentation, these expenses are assumed to have been incurred during the period ended August 31, 2003. As a result, other expenses were increased by $44.3 in the fiscal year 2004.

(9) Fiscal year 2005 includes a charge of approximately $73.0 million related to IMC's termination of a phosphate rock sales agreement with U.S. Agri-Chemicals prior the Combination and a non-cash foreign exchange loss of approximately $43.5 million due to the strengthening of the Canadian dollar against the U.S. dollar.

Prior to October 19, 2004, PLP was a master limited partnership in which IMC held an indirect majority partnership interest and the remaining partnership interests were publicly traded on the New York

Stock Exchange (NYSE). PLP had no ongoing business operations other than a minority ownership interest in IMC Phosphates Company (renamed Mosaic Phosphates Company following the Combination), in which IMC indirectly held the remaining (majority) equity interests. On March 19, 2004, IMC and PLP announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. On October 19, 2004, the partners of PLP approved the merger, the merger was consummated and each publicly traded PLP unit was converted into the right to receive 0.2 shares of IMC common stock. On October 22, 2004, each share of IMC common stock issued to the PLP unitholders was converted into the right to receive one share of Mosaic common stock as part of the Combination.

During the year ended May 31, 2004, CCN acquired a phosphate mine in Florida. During the year ended May 31, 2003, CCN acquired a phosphate mine and production facility in Florida. The operating results of the businesses acquired are included in the consolidated statements of operations from the date of the acquisitions, which were March 19, 2004 and November 6, 2002, respectively. A summary of the fair values of assets acquired and liabilities assumed at the date of acquisition is as follows:

	2004	2003
Inventory	$ —	$ 10.0
Property, plant and equipment	26.0	129.9
Deferred asset retirement obligations	(4.5)	(10.0)
Total purchase price	$21.5	$129.9

CCN's acquisition of another mining operation in Florida during 2004 consisted of $16.1 million in cash and $5.4 million in deferred payments, due in four annual installments of $1.4 million starting on the first anniversary of the March 19, 2004 closing date.

During the year ended May 31, 2004, we also acquired the remaining minority interest in Cargill Fertilizantes, SA (now Mosaic Fertilizantes, SA) for $13.2 million.

CCN's 2003 phosphate acquisition referenced above included a purchase price holdback of $10.0 million which was paid on May 6, 2005 after it was determined that all conditions of the holdback agreement were met by the seller.

6. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31			
	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 245.0	$ 245.0	$ 10.1	$ 10.1
Restricted cash	18.6	18.6	—	—
Accounts receivable	671.7	671.7	232.3	232.3
Note receivable, including current portion	41.5	41.5	27.2	27.2
Accounts payable-trade	462.7	462.7	111.3	111.3
Long-term debt, including current portion	2,579.4	2,502.8	42.4	32.1

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. As the note receivable carries a floating rate of interest, its carrying value approximates its fair value. The fair value of long-term debt is estimated from a present value method using current interest rates for similar instruments with equivalent credit quality.

7. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

Our legal obligations related to asset retirement require Mosaic to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate rock reserves, (ii) treat low pH process water in Gypstack ponds and pores to neutralize the acidity; (iii) close Gypstacks at Mosaic's Florida and Louisiana facilities at the end of their useful lives; and (iv) remove all surface structures and equipment, plug and abandon mineshafts, contour and revegetate, as necessary, and monitor for three years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

In June of 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. The adoption of SFAS No. 143, on June 1, 2003, resulted in an increase in net property, plant and equipment of $24.9 million, recognition of an additional deferred asset retirement obligation liability of $25.0 million, and a cumulative effect of a change in accounting principle that decreased the net earnings and stockholders' equity by $0.1 million.

A reconciliation of our asset retirement obligations is as follows:

Balance as of June 1, 2003	$ 92.1
Liabilities incurred	9.3
Liabilities settled	(8.6)
Accretion expense	5.4
Balance as of May 31, 2004	$ 98.2
Liability acquired in Combination	180.4
Liabilities incurred	13.6
Liabilities settled	(21.9)
Accretion expense	11.1
Revisions in estimated cash flows	8.2
Balance as of May 31, 2005	$289.6

8. EARNINGS PER SHARE

In determining the number of weighted average shares to calculate earnings per share (EPS), we determined that the 250.6 million shares of Mosaic common stock issued to Cargill on October 22, 2004 should be considered outstanding for all prior periods presented. The shares of Mosaic common stock issued to the former IMC stockholders are only considered outstanding since October 22, 2004. The potential dilutive impact from the conversion of the Preferred Stock and the Class B Common Stock as well as restricted stock awards and stock options is only considered in the calculation of shares outstanding for periods subsequent to October 22, 2004.

The following is a reconciliation of the numerator for basic earnings per share:

	Years Ended May 31		
	2005	2004	2003
Earnings before the cumulative effect of a change in accounting principle	$167.6	$72.3	$53.9
Preferred dividends accrued	(6.3)	—	—
Earnings available to common stockholders	$161.3	$72.3	$53.9

The numerator for diluted EPS is net earnings, unless the effect of the assumed conversion of Preferred Stock is antidilutive, in which case earnings available to common stockholders is used. For the periods presented, the numerator for diluted EPS is net earnings.

The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The following is a reconciliation of the denominator for the basic and diluted earnings per share computations:

	Years Ended May 31		
	2005	2004	2003
Basic EPS shares	327.8	250.6	250.6
Common stock equivalents	0.6	—	—
Common stock issuable upon conversion of preferred and class B common stock	32.0	—	—
Diluted EPS shares	360.4	250.6	250.6

A total of 3.9 million shares subject to stock options for fiscal year 2005 and zero for fiscal years 2004 and 2003 have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be antidilutive.

9. RECEIVABLES

Receivables consist of the following:

	May 31	
	2005	2004
Trade	$529.6	$178.3
Non-trade	92.8	22.8
Other	—	4.1
	622.4	205.2
Less: Allowances	14.9	5.8
Receivables, net	$607.5	$199.4

10. INVENTORIES

Inventories consist of the following:

	May 31	
	2005	2004
Raw materials	$212.6	$147.4
Work in process	75.0	23.1
Finished goods	361.6	150.9
Operating materials and supplies	104.2	36.6
Inventories	$753.4	$358.0

11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31	
	2005	2004
Land	$ 160.9	$ 88.9
Mineral properties and rights	1,856.0	48.2
Buildings and leasehold improvements	736.8	373.0
Machinery and equipment	2,145.5	985.6
Construction-in-progress	220.5	159.9
	5,119.7	1,655.6
Less: Accumulated depreciation and depletion	998.3	763.5
Property, plant and equipment, net	$4,121.4	$ 892.1

Depreciation and depletion expense was $219.3 million, $104.6 million and $87.8 million for fiscal years 2005, 2004 and 2003, respectively. Capitalized interest on major construction projects was $1.3 million, $0.5 million, and $0.5 million in fiscal years 2005, 2004, and 2003, respectively.

12. DISCONTINUED OPERATIONS

We sold our crop nutrition business in Colombia during the year ended May 31, 2003. Earnings of the business are reported as discontinued operations in the Consolidated Statements of Operations. The gain on the sale of the business was $0.5 million, net of tax expense of $0.4 million.

13. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	May 31	
	2005	2004
Interest	$ 76.6	$ —
Taxes, income and other	90.1	9.5
Payroll and employee benefits	57.6	21.0
Other	87.0	50.0
Accrued liabilities	$311.3	$80.5

14. CASH FLOW INFORMATION

Detail of supplemental disclosures of cash flow and non-cash investing and financing information was as follows :

	Years Ended May 31		
	2005	2004	2003
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 110.9	$ 8.2	$ 15.0
Income taxes (refunds)	70.0	(16.7)	0.2
Non-cash investing and financing activities:			
Increase in Asset Retirement Obligation and Assets	21.8	9.3	—
Minimum pension liability adjustment	0.3	—	—
Detail of businesses acquired:			
Current assets	646.4	—	10.0
Property, plant and equipment	3,090.1	26.0	129.9
Goodwill	2,172.1	—	—
Other assets	108.7	—	—
Liabilities assumed, including deferred taxes	(4,391.3)	(4.5)	(10.0)

At May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC were consolidated under FIN 46R and had $84.9 million of assets and $43.6 million of total debt.

Our 2004 acquisition, a phosphate mine in Florida consisted of $16.1 million in cash and $5.4 million in deferred payments. The 2003 acquisition included a holdback of $10.0 million, which was paid in May 2005.

15. INVESTMENTS IN NONCONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments because the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, equity in the net income or losses of the investments is reflected as equity in net earnings of nonconsolidated companies. The effects of material intercompany transactions with these equity method investments are eliminated. However, during the fourth quarter, we determined that $6.7 million of profit in Canpotex Limited inventory that was purchased from the Potash business segment had not been eliminated at November 30, 2004. This error was corrected in the fourth quarter, in addition to $0.4 million that related to the third and fourth quarters for a net correction of $7.1 million during the three months ended May 31, 2005.

A summary of our equity-method investments, which were in operation at May 31, 2005, is as follows:

Entity	Economic interest
Gulf Sulphur Services LTD., LLLP	50.0%
IFC S.A.	45.0%
Fertifos S.A. (owns 55.8% of Fosfertil S.A.)	33.09%
Fosfertil S.A.	1.30%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.0%
Sinochem Cargill Fertilizers Co. Ltd.	50.0%
Winfert S.A.S	50.0%
Saskferco Products Inc.	50.0%
River Bend Ag, LLC	50.0%
Canpotex Limited	33.33%

The summarized financial information shown below includes all nonconsolidated companies carried on the equity method.

	May 31		
	2005	2004	2003
Net sales	$2,049.9	$1,073.6	$ 876.2
Net earnings	150.8	95.8	69.9
Mosaic's share of equity in net earnings	55.9	35.8	25.7
Total assets	1,531.0	1,274.2	1,111.0
Total liabilities	1,032.8	796.9	722.6
Mosaic's share of equity in net assets	$ 203.4	$ 259.1	$ 260.3

16. GOODWILL

The changes in the carrying amount of goodwill for the year ended May 31, 2005, are as follows:

	Phosphates	*Potash*	*Total*
Balance as of May 31, 2004	$ —	$ —	$ —
Goodwill acquired during the year	580.8	1,591.3	2,172.1
Foreign currency translation	—	(11.8)	(11.8)
Balance as of May 31, 2005	$580.8	$1,579.5	$2,160.3

For financial reporting purposes, the Combination was treated as a purchase of IMC by CCN. The purchase price was allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed as of October 22, 2004 that is subject to change as described in Note 5. This allocation resulted in recording $2,172.1 million of goodwill. Goodwill is not deductible for tax purposes.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) are as follows:

	Balance May 31, 2002	2003 Change	Balance May 31, 2003	2004 Change	Balance May 31, 2004	2005 Change	Balance May 31, 2005
Cumulative translation adjustment, net of tax	$(62.5)	$(35.2)	$(97.7)	$(16.0)	$(113.7)	$41.9	$(71.8)
Unrealized gain (loss) on derivative instruments, net of tax	(0.1)	0.4	0.3	(0.3)	—	—	—
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(0.2)	(0.2)
Accumulated other comprehensive income (loss)	$(62.6)	$(34.8)	$(97.4)	$(16.3)	$(113.7)	$41.7	$(72.0)

18. GUARANTEES AND INDEMNITIES

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* In connection with the Combination effective October 22, 2004, outstanding guarantees and indemnities of IMC were considered new and, accordingly, we applied the provisions of FIN 45 to all guarantees.

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with obtaining permits to conduct our businesses, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. In many cases, our maximum potential liability cannot be estimated because some of the underlying agreements contain no limits on potential liability. In many cases, Mosaic is essentially guaranteeing its own performance, in which case the guarantees do not fall within the scope of FIN 45.

The material guarantees and indemnities within the scope of FIN 45 are as follows.

Standby Letters of Credit and Surety Bonds. In connection with a fiscal year 2004 divestiture, we are required to maintain certain surety bonds and letters of credit issued to support obligations of the sold companies through various dates. As of May 31, 2005, the maximum exposure for the surety bonds was $3.8 million and the maximum exposure for the letters of credit was $1.8 million. We have determined the fair value of these guarantees and have recorded $0.1 million in liabilities for the surety bonds and letters of credit.

Guarantees to Financial Institutions. We also issue guarantees to financial institutions in Brazil related to amounts owed the institutions by certain customers. The terms of the guarantees are approximately equal to the terms of the related financing arrangements. In the event that the customers default on their payments to the financial institutions and we would be required to perform under the guarantees, we have obtained collateral from the customers. The guarantees generally have a one-year term; however, we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2005, the maximum potential future payment under the guarantees was estimated to be $53.4 million. As of May 31, 2005, no liability has been recorded related to these guarantees as the fair market value is zero.

Asset Divestiture Indemnities. The agreements related to the sale of various businesses over the last few years include certain indemnification rights granted to purchasers. These indemnification rights are contingent commitments, primarily related to specified environmental matters and legal proceedings pending as of the date the businesses were sold. The majority of these indemnification rights do not have a set term, but exist so long as the underlying matters to which they relate remain pending. For those matters where a dollar amount is estimable, the maximum potential future payments we could be required to make under the indemnification rights as of May 31, 2005 were estimated to be $16.1 million. An estimate could not be made for certain matters because of the current status of these matters. As of May 31, 2005, we had recorded a liability of $8.0 million related to these indemnification agreements. The sale agreements which govern the sales of various businesses also customarily contain indemnifications to the purchasers for breaches of a representations or warranties by the seller. These obligations are intended to protect the purchasers against specified types of undisclosed risks. In some cases these general indemnities do not limit the duration of our obligations to perform under them. Our maximum potential exposure under these indemnifications can range from a specified dollar amount to an unlimited amount, depending on the transaction. For those indemnities in which liability is capped, the caps range from $1.0 million up to $11.2 million. We have no reason to believe that we currently have any material liability relating to these routine indemnification obligations.

Among the indemnified matters for which we have recorded a liability as discussed in the preceding paragraph is an indemnity by IMC in connection with the sale on March 23, 2004 of 80.1 percent of IMC's remaining interest in IMC's former discontinued IMC Chemicals business segment, including IMC Chemicals Inc. (now known as Searles Valley Minerals Operations Inc.), which we refer to as Searles Valley Minerals. In connection with the sale of Searles Valley Minerals, Mosaic Global Holdings agreed to indemnify the purchasers and their affiliates against liabilities arising in connection with *El Paso Merchant Energy, L.P. v. IMC Chemicals Inc.* (American Arbitration Association, New Orleans, Louisiana,) and *IMC Chemicals Inc. v. El Paso Merchant Energy, L.P.* (U.S. District Court, Central District of California, Eastern Division). Because we are not a party to these proceedings, our only obligations arise out of the contractual indemnity referred to above, and the proceedings are being handled directly by Searles Valley Minerals and its counsel, the Company's information about these proceedings is limited primarily to information furnished by Searles Valley Minerals and its counsel together with information relating to events occurring prior to the consummation of the transaction referred to above. These cases arise out of a contract entered into by Searles Valley Minerals to purchase natural gas from El Paso Merchant Energy (together with its affiliates, "El Paso"). In late 2002, Searles Valley Minerals terminated the contract, refused to pay approximately $1.85 million of outstanding invoices otherwise due under the contract, brought a lawsuit against El Paso alleging that it conspired to manipulate the price of natural gas sold in California during the period that the agreement with El Paso was negotiated, and sought to have the agreement held invalid due to El Paso's alleged fraud. Searles Valley Minerals also alleged violations of the California antitrust and unfair competition laws, among other things. Thereupon, El Paso drew the entire amount of a $1.6 million letter of credit posted on behalf of Searles Valley Minerals to secure payment under the contract with El Paso. Proceedings in Searles Valley Minerals' lawsuit have been stayed pending the results of an arbitration proceeding brought by El Paso to recover the remaining $250,000 allegedly due for actual purchases of gas and additional amounts for alleged breach of a commitment to purchase gas in 2003. In the arbitration proceeding, El Paso has alleged total damages of $5.45 million, comprised of the $250,000 for actual purchases and approximately $5.2 million for the alleged breach of the commitment to purchase gas in 2003. Searles Valley Minerals has asserted as defenses the same claims as it made in the stayed lawsuit, and has also asserted that the proper calculation of damages for the alleged breach of its commitment to purchase gas in 2003 under a liquidated damage provision of its contract with El Paso results in El Paso owing Searles Valley Minerals approximately $4.9 million rather than Searles Valley Minerals owing El Paso the approximately $5.2 million claimed by El Paso. El Paso asserts, among other things, that Searles Valley Minerals' fraud, antitrust and unfair competition defenses are preempted by the "filed rate doctrine" under federal energy law, and, although the arbitrators have rejected El Paso's initial motion to dismiss the fraud, antitrust and unfair competition defenses on the basis of federal preemption, El Paso remains entitled to raise the federal preemption argument at a later date. El Paso also disputes the factual basis underlying Searles Valley Minerals calculation of damages.

Other Indemnities. Our maximum potential exposure under other indemnifications can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnifications is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them, there exists a risk that we may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit our liability exposure, we may not be able to estimate what our liability would be, until a claim is made for payment or performance, due to the contingent nature of these contracts.

19. FINANCING ARRANGEMENTS

Short-term borrowings were $80.7 million and $0.0 million as of May 31, 2005 and 2004, respectively, which primarily consisted of bank debt. The weighted average interest rate on short-term borrowings was 4.9 percent for fiscal year 2005.

Long-term debt as of May 31, 2005 consisted of the following:

	Stated Interest Rate	Effective Interest Rate	2005 Stated Value	Combination Fair Market Value Adjustment	2005 Total Value	2004 Stated Value
Industrial Development Revenue Bond due 2009	5.5%	5.5%	$ 13.8	$ —	$ 13.8	$13.8
Senior Secured Notes due in installments through 2010	6.92%	6.92%	43.6	—	43.6	—
Industrial Development Revenue Bond due 2022	7.7%	7.355%	27.2	1.3	28.5	—
Secured Note due in installments through 2005	9.5%	9.23%	1.5	—	1.5	—
Secured Note due in installments through 2009	5.5625%	5.351%	4.5	0.2	4.7	—
Note due 2005	7.0%	7.0%	21.7	—	21.7	—
Fixed asset financing loans due in installments, 2005 through 2009	10.12% to 15.58%	13.3%	24.3	—	24.3	24.8
Brazilian debt due in installments through 2010	8.0%	8.0%	2.8	—	2.8	3.8
Variable rate loan, without a fixed maturity date[a]	SELIC Floating Rate	—	1.1	—	1.1	—
Secured Term Loan A due 2010	LIBOR + 1.25%	4.255%	50.0	—	50.0	—
Secured Term Loan B due 2012 variable interest rate indexed to LIBOR plus 1.5%	LIBOR + 1.5%	4.576%	350.0	—	350.0	—
Unsecured Notes due 2005	7.625%	7.539%	26.9	0.3	27.2	—
Unsecured Debentures due 2007	6.875%	6.534%	150.0	7.8	157.8	—
Unsecured Senior Notes due 2008	7.0%	6.688%	150.0	7.0	157.0	—
Unsecured Senior Notes due 2008	10.875%	9.175%	394.9	73.2	468.1	—
Unsecured Senior Notes due 2011	11.25%	9.726%	403.5	63.2	466.7	—
Unsecured Senior Debentures due 2011	9.45%	8.830%	18.5	1.3	19.8	—
Unsecured Senior Notes due 2013	10.875%	8.757%	399.6	96.6	496.2	—
Unsecured Debenture due 2018	7.375%	7.082%	90.0	3.7	93.7	—
Unsecured Debentures due 2028	7.30%	7.211%	150.0	1.9	151.9	—
Fair market value adjustment for hedged debt	7.30%	—	(1.0)	—	(1.0)	—
Total long-term debt			2,322.9	256.5	2,579.4	42.4
Less current portion			76.2	48.0	124.2	9.8
Total long-term debt, less current maturities			$2,246.7	$208.5	$2,455.2	$32.6

[a] SELIC is an overnight floating rate set by the Brazilian Central Bank.

Our secured notes are fully and unconditionally guaranteed by certain of our assets, as more fully described in Notes 28, 29, and 30.

In February 2005, Mosaic entered into a senior secured credit facility (Mosaic Credit Facility). The credit facility consists of a revolving credit facility (Revolving Credit Facility) of up to $450.0 million available for revolving credit loans, swingline loans and letters of credit, a term loan B facility (Term Loan B Facility) of $350.0 million and a term loan A facility (Term Loan A Facility) of $50.0 million. The borrowers under the Revolving Credit Facility are Mosaic, Mosaic Fertilizer, LLC and Mosaic Global

Holdings Inc.; the borrower under the Term Loan A Facility is Mosaic Potash Colonsay ULC; and the borrower under the Term Loan B Facility is Mosaic Global Holdings Inc. As of May 31, 2005, Mosaic had (i) no outstanding borrowings under the Revolving Credit Facility; (ii) outstanding letters of credit totaling $165.2 million, $1.6 million of which do not reduce availability under the Revolving Credit Facility; and (iii) $400.0 million outstanding under the Term Loan Facilities. The net available borrowings under the Revolving Credit Facility as of May 31, 2005 were approximately $286.4 million. Unused commitment fees accrue at a rate of 0.375% and $0.3 million was paid during the fiscal year ended May 31, 2005. The Revolving Credit Facility and the Term Loan A Facility bear interest at LIBOR plus 125.0 basis points and the Term Loan B Facility bears interest at LIBOR plus 150.0 basis points.

The Mosaic Credit Facility replaced two prior senior secured credit facilities, the Mosaic Global Holdings Credit Facility and Mosaic's Credit Facility (Interim Credit Facility). The Mosaic Global Holdings Credit Facility consisted of a revolving credit facility of up to $210.0 million available for revolving credit loans, swingline loans and letters of credit and a term loan B facility of approximately $249.8 million. Unused commitment fees accrued at 0.5% under the Mosaic Global Holding Credit Facility and $0.2 million was paid during the fiscal year ended May 31, 2005. The Interim Credit Facility consisted of a revolving credit facility available for revolving loans, swingline loans and letters of credit of up to $160.0 million. Unused commitment fees accrued at 0.375% under the Interim Credit Facility and $0.1 million was paid during the fiscal year ended May 31, 2005.

The Credit Agreement (Credit Agreement) related to the Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest expense coverage ratio. Mosaic's access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors, there can be no assurance that Mosaic will be able to comply with applicable financial covenants or meet its liquidity needs. Mosaic cannot assure that its business will generate sufficient cash flow from operations in the future, that its currently anticipated growth in net sales and cash flow will be realized, or that future borrowings will be available when needed or in an amount sufficient to enable Mosaic to repay indebtedness or to fund other liquidity needs. Mosaic was in compliance with the provisions of financial covenants in the Credit Agreement as of May 31, 2005 and expects to be in compliance throughout fiscal year 2006; however, in the event that Mosaic were not to maintain the required financial ratios, there can be no assurance that Mosaic would be able to obtain any necessary waivers or amendments from the requisite lenders. Any failure to comply with the restrictions of the Credit Agreement may result in an event of default. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply the Company with further funds (including periodic rollovers of existing borrowings).

The Credit Agreement also contains other events of default and covenants that limit various matters. Such covenants include limitations on capital expenditures, joint venture investments, monetary acquisitions and indebtedness. In addition, the Credit Agreement generally limits the payment of dividends on Mosaic's common stock and repurchases or redemptions of Mosaic's capital stock beginning February 18, 2005 to $20 million plus an amount equal to the sum of (a) 25 percent of Consolidated Net Income (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006 and (b) 25 percent of the net proceeds from equity offerings by Mosaic that comply with the applicable requirements of the Credit Agreement. Additionally, after the payment of any future cash dividends on common stock, the sum of additional borrowings available under the Revolving Credit Facility plus permitted investments must be at least $100.0 million. Under the covenant limiting the payment of dividends, as of May 31, 2005, Mosaic had $20.0 million available for the payment of cash dividends with respect to its common stock.

The obligations under the Mosaic Credit Facility are guaranteed by Mosaic subsidiaries comprising substantially all of Mosaic's domestic operations, Mosaic Canada ULC and Mosaic Potash Colonsay ULC (Mosaic and such subsidiaries being collectively referred to as the "Loan Parties"). The obligations are secured by the security interests in, mortgages on and/or pledges of (i) the equity interests held directly by the Loan Parties in Mosaic's domestic subsidiaries: (ii) 65 percent of the equity interests in foreign subsidiaries (other than Loan Parties) of Mosaic held directly by Loan Parties: (iii) intercompany borrowings by Mosaic subsidiaries held directly by Loan Parties; (iv) the Belle Plaine, Saskatchewan, potash mine of Mosaic Canada ULC, the Colonsay, Saskatchewan potash mine of Mosaic Potash Colonsay ULC, the Hersey, Michigan, potash mine of Mosaic USA LLC and the Riverview, Florida, phosphates plant of Mosaic Fertilizer, LLC; and (v) all inventory and receivables of the Loan Parties.

The maturity date of the Revolving Credit Facility is February 18, 2010, the maturity date of the Term Loan A Facility is February 19, 2010 and the maturity date of the Term Loan B Facility is February 21, 2012; provided, however, that an event of default would occur unless (a) prior to November 30, 2007, the 2008 Senior Notes have either been repurchased, redeemed or refinanced pursuant to an issuance of unsecured debt securities having a maturity date after August 1, 2012 that have terms no less favorable than those of Mosaic Global Holdings' 10.875 percent Senior Notes due 2013, such that not more than $100 million of the 2008 Senior Notes remains outstanding on November 30, 2007, and otherwise in accordance with the provisions of the Credit Agreement, (b) as of November 30, 2007, the Leverage Ratio (as defined in the Credit Agreement) is less than 2.5 to 1.0, or (c) prior to November 30, 2007, (i) all obligations under the Credit Agreement have been paid in full, and (ii) the lenders have no further commitment to lend, or further exposure under letters of credit issued, under the Credit Agreement. There can be no assurance that, prior to November 30, 2007, the 2008 Senior Notes will have been repurchased, redeemed or refinanced, that the Leverage Ratio will be less than 2.5 to 1.0, or that all obligations under the Credit Agreement will have been paid in full and the lenders will have no further commitments to lend or exposure under letters of credit, in accordance with the provisions of the Credit Agreement referred to in the preceding sentence.

Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of principal commencing June 30, 2005 with respect to the Term Loan A Facility and the Term Loan B Facility of $593,750 and $875,000, respectively. In addition, if Mosaic's Leverage Ratio is more than 3.75 to 1.0, borrowings must be prepaid from 50 percent of Excess Cash Flow (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006.

As part of the Combination on October 22, 2004, certain indebtedness owed by CCN became indebtedness of Mosaic and its consolidated subsidiaries. Mosaic Fertilizantes Ltda., the Brazilian subsidiary of Mosaic that serves as the parent company for Mosaic's Brazilian businesses, had outstanding variable rate short term notes to a Cargill affiliate with an outstanding principal balance of approximately $40.0 million as of October 22, 2004. These notes were purchased by Mosaic Potash Esterhazy Limited Partnership from Cargill on April 20, 2005. The outstanding principal amount of indebtedness, owed by the former CCN business that are now consolidated by Mosaic, was approximately $85.6 million as of May 31, 2005. Of this balance $55.9 million is classified as short-term debt and $29.7 million is classified as long-term debt in the Consolidated Balance Sheet.

The indentures relating to Mosaic Global Holdings' 10.875 percent senior notes due 2008, the 11.250 percent senior notes due 2011 and 10.875 senior notes due 2013 (collectively Mosaic Global Holdings Senior Notes) contain provisions requiring the Company to offer to purchase all of the outstanding Mosaic Global Holdings Senior Notes upon a change of control of IMC at 101 percent of the principal amount thereof (plus accrued and unpaid interest). The completion of the Combination resulted in a change of control of IMC under the terms of those indentures. As of October 22, 2004, the closing date of the Combination, $1.2 billion of Mosaic Global Holdings Senior Notes were outstanding and subject to the change of control purchase offer requirements. The Company made the required offer to purchase the outstanding Mosaic Global Holdings Senior Notes within the time period required by the governing indentures. Pursuant to the offer, on January 10, 2005, Mosaic Global Holdings repurchased $19.5 million in aggregate principal amount of the Mosaic Global Holdings Senior Notes.

The indentures relating to the Mosaic Global Holdings Senior Notes also contain certain covenants that limit various matters including the making of restricted payments. Under the most restrictive of the covenants limiting restricted payments, as of May 31, 2005 Mosaic Global Holdings had $60.0 million available for the payment to Mosaic of cash dividends with respect to its common stock. These covenants also limited certain other matters, including transactions between Mosaic Global Holdings and its subsidiaries, on the one hand, and other affiliates of Mosaic Global Holdings, including Mosaic and its other subsidiaries, on the other hand.

On November 16, 2004, Mosaic Global Holdings and Phosphate Acquisition Partners L.P. initiated the Debt Consent Solicitation pursuant to which, on January 4, 2005, Mosaic Global Holdings amended the limitations on affiliate transactions to, among other things, provide Mosaic Global Holdings and its subsidiaries with additional operational flexibility to more effectively integrate the businesses of Mosaic Global Holdings and CCN. As part of the Debt Consent Solicitation, Mosaic, Mosaic Fertilizer, LLC (through which we conduct the Florida phosphate fertilizer and feed ingredients businesses acquired from CCN) and Mosaic Crop Nutrition, LLC (through which we conduct the domestic distribution operations acquired from CCN) guaranteed (i) the obligations of Mosaic Global Holdings under the indentures related to the Mosaic Global Holdings Senior Notes, (ii) the indentures relating to the 6.875 percent debentures due 2007, 7.30 percent debentures due 2028, 7.375 percent debentures due 2018, 7.625 percent notes due 2005, 9.45 percent debentures due 2011 and 6.55 percent notes due 2005 of Mosaic Global Holdings (Mosaic Global Holdings Other Notes) and (iii) the 7.0 percent notes due 2008 of PAP (successor by merger to PLP) (PLP Other Notes and collectively with the Mosaic Global Holdings Other Notes, the Other Notes). We paid a consent fee of $16.7 million with respect to the consents related to the Mosaic Global Holdings Senior Notes.

On May 7, 2003, Mosaic USA LLC (formerly known as IMC USA Inc. LLC) (Mosaic USA) entered into a five year, $55.0 million revolving credit facility (Potash Facility) pursuant to which it could borrow up to a maximum of $52.5 million subject to a borrowing base calculation based on eligible inventory and accounts receivable. The Potash Facility was amended prior to the closing of the Combination, and on December 15, 2004, the Potash Facility was terminated. Because the facility was terminated prior to maturity, an early termination fee and miscellaneous fees of approximately $0.6 million were paid to the lenders pursuant to the terms in the Potash Facility Loan Agreement, as amended.

In June 2003, IMC sold 2.75 million shares of IMC Preferred Stock (liquidation preference $50 per share) for net proceeds of $133.1 million. The net proceeds of the offering were used for general corporate purposes which included funding working capital and debt reduction. On October 22, 2004, in connection with the closing of the Combination, each outstanding share of IMC Preferred Stock was converted into one share of Preferred Stock (Note 5).

The terms of the Preferred Stock are identical to the terms of the IMC Preferred Stock, except with respect to voting rights as discussed more fully below. The Preferred Stock has a dividend yield of 7.5 percent, has a 22 percent conversion premium (for an equivalent conversion price of $7.76 per share of common stock) and will mandatorily convert into shares of Mosaic common stock on July 1, 2006. The Preferred Stock has an initial conversion rate of not more than 7.8616 shares and not less than 6.4440 shares of the Company's common stock, based upon the average market price of our common stock. At any time prior to the mandatory conversion of the Preferred Stock, the holder may elect to convert each of such holder's shares of Preferred Stock into 6.4440 shares of our common stock. In addition, if the closing price per share of our common stock exceeds $11.64 for at least 20 trading days within a period of 30 consecutive trading days, we may elect to cause the conversion of all of the Preferred Stock then outstanding for shares of common stock at a conversion rate of 6.4440 shares of common stock for each share of Preferred Stock; in such event we must also pay the holder, in cash, the present value of all the remaining dividend payments up to and including July 1, 2006. The requirements to this early conversion provision have been met as of this filing but management has not made a decision to execute it at this time. In the event of a merger, acquisition or consolidation in which at least 30 percent of the consideration for shares of our common stock consists of cash or cash equivalents, each holder of Preferred Stock will have the right to convert such holder's Preferred Stock into common stock at the mandatory conversion rate. The number of shares of common stock that could be issued upon conversion of the 2.75 million shares of Preferred Stock ranges from approximately 17.7 million shares to 21.6 million shares, based upon the average market price of our common stock at the time of conversion. The conversion rates and the number of shares of our common stock issuable upon a conversion are subject to anti-dilution adjustments under certain circumstances.

Dividends on the Preferred Stock are cumulative. Dividend rights and liquidation preferences of the Preferred Stock are senior to those of the Company's common stock. The Company is permitted (subject to compliance with the registration provisions under the Securities Act of 1933 and other applicable requirements) to pay dividends on the Preferred Stock by delivering common stock to the transfer agent for the Preferred Stock, which common stock would be sold to pay the dividend.

Holders of the IMC Preferred Stock, prior to the Combination, generally did not have voting rights except in limited circumstances. The holders of Preferred Stock are entitled to vote on all matters to be voted on by the holders of Mosaic common stock. On all matters to be voted on by the holders of Preferred Stock, the holders will be entitled to one vote for each share of Preferred Stock held of record and will vote as a single class with the holders of shares of Mosaic common stock. In addition, the affirmative vote or consent of the holders of two-thirds of the outstanding Preferred Stock will be required for any amendment, alteration or repeal of Mosaic's certificate of incorporation (including any certificate of designation or any similar document relating to any series of capital stock) that will adversely affect the powers, preferences, privileges or rights of holders of Preferred Stock.

On June 13, 2002, PhosChem entered into a $65.0 million receivable purchase facility with Rabobank as agent, and other lenders, (PhosChem Facility). This facility supports PhosChem's funding of its purchases of crop nutrients from Mosaic and other PhosChem members and is nonrecourse to Mosaic. On June 3, 2003, the PhosChem Facility was amended to reduce it to a $55.0 million receivable facility. On November 29, 2004, the PhosChem Facility was amended to extend the maturity date to November 30, 2007. The PhosChem Facility bears an interest rate at LIBOR plus 112.5 basis points. As of May 31, 2005, $37.2 million was outstanding under the PhosChem Facility.

Pursuant to FIN 46R, South Fort Meade General Partner, LLC and South Fort Meade Partnership, L.P. are included as consolidated subsidiaries of Mosaic. South Fort Meade Partnership, L.P. has senior secured notes with an outstanding amount of approximately $43.6 million as of May 31, 2005. These notes carry an interest rate of 6.92 percent with final maturity during the fiscal year ending May 31, 2011.

Cash interest payments were $110.9 million, $8.2 million and $15.0 million for fiscal years 2005, 2004 and 2003, respectively.

Scheduled maturities of long-term debt were as follows for the years ending May 31:

2006	$ 76.2
2007	21.8
2008	316.9
2009	410.9
2010	70.2
Thereafter	1,426.9
Total	$2,322.9

20. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. As of the end of fiscal year 2005, Cargill and certain of its subsidiaries owned approximately 66 percent of our outstanding common stock and all 5,458,955 shares of our Class B Common Stock. We have entered into transactions and agreements with Cargill and its subsidiaries, from time to time, and we expect to enter into additional transactions and agreements with Cargill and its subsidiaries in the future. Material agreements and transactions between Cargill and its subsidiaries and us are described below.

Working Capital Adjustment

In connection with the Combination, the Merger and Contribution Agreement, as amended, required that the Cargill fertilizer businesses have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Combination. The Merger and Contribution Agreement required that Cargill and its affiliates contribute additional capital to us in the event of a working capital shortfall. Pursuant to the amendment to the Merger and Contribution Agreement that increased the required net operating working capital to be contributed by Cargill from $357.2 million to $435.0 million, Cargill and its affiliates retained $40.0 million of notes receivable from the long-term assets of the Cargill fertilizer businesses. The amended Merger and Contribution Agreement provided that the notes receivable retained by Cargill did not reduce the calculation of net operating working capital. Subsequent to the closing of the Combination, contributed net operating working capital was calculated at $425.2 million, and on December 31, 2004 Cargill and its affiliates contributed an additional $9.8 million to us to satisfy the $435.0 million net operating working capital requirement. On April 20, 2005, a subsidiary of ours purchased the $40.0 million of notes receivable from Cargill for $40.3 million, representing the outstanding principal balance plus accrued but unpaid interest, grossed up for withholding tax.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the Combination, certain former Cargill employees who became employees of ours and who held stock options and cash performance options (CPOs) granted by Cargill under its compensation plans prior to the Combination retained such awards. Liabilities associated with these stock options and CPOs were primarily related to the Cargill fertilizer businesses and assumed by us pursuant to the Merger and Contribution Agreement. With respect to our obligations, (i) our maximum aggregate reimbursement obligation to Cargill for costs associated with pre-Combination stock options and CPOs cannot exceed $9.8 million; and (ii) we have no reimbursement obligation for any pre-Combination stock option or CPO award to any former Cargill employees who are executive officers of our company. During fiscal year 2005, we reimbursed Cargill $1.3 million for costs associated with the pre-Combination stock options and CPOs. We incurred $7.3 million in selling, general and administrative expenses in fiscal year 2005 calculated in accordance with SFAS No. 123 related to these Cargill pre-Combination awards.

Pension Plans and Other Benefits

In accordance with the Merger and Contribution Agreement, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to Mosaic. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill's plans. Cargill incurs the associated costs and charges them to Mosaic. The amount that Cargill may charge to Mosaic for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. The cap became effective October 22, 2004, and, therefore, the expense exceeded this amount in fiscal year 2005. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill's pension plan.

Master Transition Services Agreement

Concurrent with the execution of the Merger and Contribution Agreement, Cargill entered into a Master Transition Services Agreement (the Transition Services Agreement) with us. Pursuant to the Transition Services Agreement, Cargill and certain of its subsidiaries have agreed to provide us with various transition-related services. Generally speaking, each of the transition services is related to services previously provided by Cargill for our fertilizer businesses previously operated by Cargill prior to the Combination. The services provided by Cargill and its subsidiaries under the various Work Orders include, but are not limited to, accounting, accounts payable and receivable, financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services.

The services provided under Work Orders are generally expected to last until the first anniversary of the Combination, provided however, that we may decide to renew various Work Orders for desired transition services beyond the first anniversary if it is determined by us and Cargill that it would be beneficial to do so.

Fertilizer Supply Agreement (United States)

We sell fertilizer products to Cargill's AgHorizons business unit who markets these products to producers in its retail fertilizer stores in the United States. We sell nitrogen, phosphate and potash products under a fertilizer supply agreement at prices set forth in a price list agreed to with Cargill AgHorizons. In addition, we may sell to Cargill AgHorizons certain products produced by third parties for a per tonne sourcing fee, and we have agreed to make new fertilizer products and agronomic services, should they be developed, available on regular commercial terms to Cargill AgHorizons. Our supply agreement is in effect until September 30, 2007.

Fertilizer Supply Agreement (Canada)

We sell fertilizer to Cargill's Canadian subsidiary, Cargill Limited, which purchases the substantial majority of its fertilizer requirements from us for its Canadian retail fertilizer stores. We sell nitrogen, phosphate and potash products at prices set forth in a price list agreed to with Cargill Limited. In addition, we may sell to Cargill Limited certain products produced by third parties for a per tonne sourcing fee. In consideration for Cargill Limited's commitment to purchase the substantial majority of its products from us and because it is our largest customer in Canada, we may make new fertilizer products and agronomic services, should they be developed, available on regular commercial terms to Cargill Limited. In addition, should Cargill Limited's purchase volume exceed certain thresholds, we have agreed to provide a rebate to Cargill Limited at the end of each contract year ranging from zero to

$2 Canadian dollars per metric tonne, depending on the annual volume purchased. We are currently completing a definitive written agreement.

Fertilizer Agency Agreement

We have retained Cargill Limited to perform certain marketing services for our fertilizer products to independent dealers in Western Canada, including the provinces of Manitoba, Saskatchewan, Alberta and British Columbia. In consideration for being appointed the exclusive marketing agent in Western Canada, Cargill Limited has agreed to perform marketing services and to assume all accounts receivable credit risk in the event of nonpayment by customers. We are responsible for establishing the prices and other terms upon which Cargill Limited will solicit orders for the sale of our fertilizer products. In exchange for these services, we have agreed to pay Cargill Limited a per metric tonne marketing fee generally tied to our estimated cost of marketing fertilizer in Western Canada if we had to hire our own sales force and the value we place on the credit risk assumed by Cargill. Our agreement is in effect until June 30, 2007.

Handling, Storage and Supply Agreement

We retain Cargill, as the owner and operator of a bulk materials handling terminal in Pipestone, Minnesota, to store various dry fertilizers and non-grain feeds, and to perform certain unloading, transfer and loading services for us. In addition, Cargill's Pipestone facility purchases a substantial amount of its phosphate requirements from us at market prices at the time when purchases are made. In exchange for the storage and handling services provided, we have agreed to pay to Cargill a per short ton inbound handling fee for transfer of products into Cargill's Pipestone facility as well as a per short ton handling fee for all wholesale short tons that pass through such facility. We estimate that 40,000 short tons of product will be put through the Pipestone facility on an annualized basis, provided there is no penalty to either party if the actual volume does not meet this estimate. We are completing a definitive written agreement between the parties.

Ocean Transportation Services Service Level Agreement

We have entered into an agreement with Cargill's Ocean Transportation Division (Cargill OTD) whereby Cargill OTD has agreed to perform, on a non-exclusive basis, various freight related services for us. Freight services include, but are not limited to, vessel and owner screening, freight rate quotes in specified routes and at specified times, advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and the execution of various operational tasks associated with the international shipment of our products. In exchange for the services provided by Cargill OTD, we have agreed to pay a fee to Cargill, (i) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value, (ii) in the case of time charters, an address commission calculated as a percentage of the time-charter hire, and (iii) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and is in effect until either party terminates it by providing 60 days prior written notice to the other party.

Shared Services and Access Agreements (Houston, Texas and Savage, Minnesota)

We have entered into an agreement with Cargill relating to a variety of operational matters at our Houston, Texas port facility and Savage, Minnesota river facility, both of which are located adjacent to grain, oilseed and/or salt facilities owned and operated by Cargill. The agreements address various co-location matters, including the granting of easements from one party to the other, understandings relating to shared services and the allocation or sharing of costs relating to matters such as security, vessel berthing and logistics, channel dredging, utilities, truck scales, upkeep of roads and rail tracks, as well as other repair and maintenance activities. In addition, our Houston agreement provides that we will provide loading and unloading services to Cargill at specified rates per tonne. Our Savage agreement provides that we will provide unloading services for Cargill's salt business at a rate of $2.25 per tonne between March and November, weather conditions permitting, and further provides that we will scale trucks loaded with salt for a fee of $1,000 per month (each rate being subject to annual CPI adjustments). These agreements will be in effect as long as we and Cargill own property at the Houston and Savage facilities.

Barge Freight Sales Agreement

Cargo Carriers, a division of Cargill, has entered into a Barge Freight Sales Agreement with us where we have agreed to purchase northbound and southbound river barge freight from Cargo Carriers for the shipment of our nitrogen, phosphate and potash fertilizer products. Under the agreement, we have agreed to purchase a specified number of barge loadings per contract year, which is estimated to be approximately 25 percent of our annual barge freight purchases. Cargo Carriers has agreed to provide suitable covered hopper barges with towing power as required. The agreement addresses standard barge freight terms such as destination restrictions, surcharge adjustments, tonnage minimums, free time, demurrage, barge cleaning and other terms. We have agreed with Cargo Carriers on barge freight rates which are dependent upon the origin and destination of our shipments. This agreement is in effect until the summer of 2007.

Service Level Agreement

We entered into a Service Level Agreement with Cargill whereby Cargill provided transportation and logistics services to us, including motor carrier compliance, rail fleet management, container freight leverage and less-than-truckload and express services. This agreement expired as of May 31, 2005.

Risk Management Agreement

We entered into a Risk Management Agreement with Cargill whereby Cargill provides natural gas risk management consulting services on our behalf. The agreement with Cargill is on a month-to-month basis and we have paid Cargill a fee of $10,000 per month from the closing of the Combination through the end of fiscal year 2005 for such services.

Plant-to-Plant Agreements

We entered into agreements with Cargill and its affiliates in which we provide crop nutrient consulting services to Cargill and its subsidiaries to develop value-added solutions to help producers increase yields for various crops. These agreements are generally in effect until mid-2006.

Feed Supply Agreements

We entered into various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill's animal nutrition and grain and oilseed businesses. We have approved the form of sales agreements with Cargill for the supply of feed phosphates on a spot basis in North America, as well as to Cargill's international animal nutrition locations in Brazil, Vietnam, Indonesia and Taiwan. In addition, we have approved the form of agreement to govern sales to Cargill's grain and oilseed business locations in Venezuela, the Philippines and Thailand. We also sell feed grade urea to Cargill and its subsidiaries. Under these agreements, Cargill has no obligation to purchase feed grade products from us and we have no obligation to supply any minimum amounts of feed grade products to Cargill. The agreements described above are in effect until May 31, 2006.

Technical Service Agreement

We have entered into a technical services agreement with Cargill where we receive nutrition, research and technical expertise on various agronomic and feed matters from Cargill's research centers. This agreement was in effect until May 31, 2005.

Vegetable Oil Loadout Agreement

We routinely provide loadout services at our Quebracho port facility for Cargill's grain and oilseed business in Argentina, which is located adjacent to our operations. Services include the loadout of refined vegetable oil to vessels provided by Cargill. The parties are completing the terms of a long term agreement for such services.

Sale Agreement for Untreated Granular White Potassium Chloride

We entered into a transaction to sell untreated granular white potash to Cargill's salt business during fiscal year 2005.

Concentrates Industrialization Contract

In Brazil, we produce feed products for a third party using raw materials supplied by Agribrands, a division of Cargill. This is an evergreen agreement in effect until either party provides written notice of termination to the other party.

Barter Agreements

We have entered into an agreement with Cargill's grain and oilseed business in Brazil where we enter into, from time to time, transactions with a Cargill subsidiary and Brazilian producers pursuant to which the producer agrees to a forward delivery grain contract with Cargill's subsidiary and in turn uses cash generated from such transaction to purchase fertilizer from us. Similarly, in Argentina, we enter into agreements with producers who purchase fertilizer products from us by concurrently agreeing to sell their grain to us. We then sell the grain to Cargill's grain and oilseed business in Argentina. The number of barter transactions with Cargill's subsidiaries varies from year to year based on then-current market conditions. Under these arrangements, we are under no obligation to participate in any minimum volume of transactions with Cargill, and each of these agreements remains in effect until either party terminates it by providing 90 days prior written notice to the other party.

Real Property Matters

We are in the process of constructing a new single superphosphate facility adjacent to our Quebracho port terminal in Argentina which is scheduled to be completed during calendar year 2006. The real property on which this manufacturing facility is being constructed is currently owned by Cargill's Argentine subsidiary. The parties are currently finalizing the transfer of the real property to Mosaic.

Fruit Purchase Contracts

We are significant landowners in Florida and maintain several thousand acres of citrus groves which produce oranges and grapefruits. Because we are not in the fruit processing business, we have entered into Fruit Purchase Contracts where we sell our fruit harvest to a Cargill subsidiary that is in the business of processing fruit for juices and related products.

Other

There are various other agreements between us and Cargill and its affiliates which we believe are not material.

Summary

At the end of fiscal years 2005 and 2004, the net amount due from Cargill and its affiliates related to the above transactions amounted to $25.1 million and $12.4 million, respectively. In addition, at May 31, 2004, there was $318.2 million in long-term debt due to Cargill and its affiliates. This debt had a weighted average interest rate of 6.0 percent and was not subject to specific payment terms.

Cargill and its affiliates made net equity contributions of $465.1 million, $124.6 million and $120.8 million to us during the fiscal years of 2005, 2004 and 2003, respectively.

In summary, the Consolidated Statements of Operations included the following transactions with Cargill and its affiliates:

	Years Ended May 31		
	2005	2004	2003
Net sales	$232.0	$176.7	$84.5
Cost of goods sold	158.6	96.5	37.8
Selling, general and administrative expenses	19.4	18.8	19.2
Interest expense	9.8	20.3	28.0

21. PENSION PLANS AND OTHER BENEFITS

Mosaic sponsors pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and postretirement benefit plans. In addition, Mosaic is a participating employer in Cargill's defined benefit pension plans. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time subject to provisions of the Employee Retirement Security Act of 1974 (ERISA) prior agreements and the collective bargaining agreements.

In accordance with the Merger and Contribution Agreement, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to Mosaic. Prior to the merger, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill's plans. Cargill incurs the associated costs and charges them to Mosaic. The amount that Cargill may charge to Mosaic for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. The expense in fiscal year 2005 exceeded this amount because the cap did not become effective until October 22, 2004. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill's pension plan. We are responsible for 100 percent of these costs, estimated to be approximately $1.6 million per year.

Costs charged to Mosaic for the former CCN employees were $5.7 million, $8.0 million, and $5.1 million for the fiscal years 2005, 2004, and 2003, respectively.

Defined Benefit Plans

Mosaic sponsors two defined benefit pension plans in the United States and four active plans in Canada. Mosaic assumed these plans from IMC on the date of the Combination. Benefits are based on a combination of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees that were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants effective March 2003. The U.S union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in

January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

Generally, contributions to the U.S. plans are made to meet minimum funding requirements of ERISA, while contributions to Canadian plans are made in accordance with Pension Benefits Acts instituted by the provinces of Saskatchewan and Ontario. Certain employees in the U.S. and Canada, whose pension benefits exceed Internal Revenue Code and Canada Revenue Agency limitations, respectively, are covered by supplementary non-qualified, unfunded pension plans.

Postretirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees (Benefit Plans). The Benefit Plans may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Benefit Plans are unfunded. Certain employees are not vested and such benefits are subject to change.

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. Mosaic also provides retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program.

Canadian post retirement medical plans are available to retired salaried employees. All active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for union hourly employees.

Mosaic uses a February 28 measurement date for its pension and postretirement benefit plans.

The year-end status of these plans was as follows (in millions):

	2005	
	Pension Plans	*Postretirement Benefit Plans*
Change in benefit obligation:		
Benefit obligation as of June 1	$ —	$ —
Business Combination	525.0	119.1
Service cost	4.2	0.8
Interest cost	18.2	4.0
Actuarial gain	(3.5)	(5.2)
Currency fluctuations	(1.6)	—
Plan amendments	—	0.4
Benefits paid	(15.9)	(4.1)
Benefit obligation as of May 31	$ 526.4	$ 115.0
Change in plan assets:		
Fair value as of June 1	$ —	$ —
Business Combination	379.8	—
Currency fluctuations	(1.3)	—
Actual return	31.2	—
Company contribution	16.0	4.1
Benefits paid	(15.9)	(4.1)
Fair value as of May 31	$ 409.8	$ —
Funded status of the plan:	$(116.6)	$(115.0)
Unrecognized net gain	$ (16.8)	$ (5.2)
Unrecognized prior service cost	—	0.4
Employer contributions in fourth quarter	—	2.2
Accrued benefit cost	$(133.4)	$(117.6)
Amounts recognized in the consolidated balance sheet:		
Prepaid benefit cost	$ —	$ —
Accrued benefit liability	(133.7)	(117.6)
Accumulated other comprehensive income	0.3	—
Total recognized	$(133.4)	$(117.6)

The net annual periodic benefit costs include the following components:

	2005	
	Pension Plans	Postretirement Benefit Plans
Service costs	$ 4.2	$ 0.8
Interest costs	18.2	4.0
Expected return on plan assets	(17.8)	—
Net periodic cost	$ 4.6	$ 4.8

The accumulated benefit obligation for the defined benefit pension plans was $518.4 million and zero as of May 31, 2005 and 2004, respectively.

The following benefit payments, which reflect estimated future service, are expected to be paid in the fiscal years ending May 31:

	Pension plans benefit payments	Other Postretirement plans benefit payments
2006	$ 22.5	$11.5
2007	23.8	11.9
2008	25.6	12.2
2009	27.7	12.2
2010	29.8	11.9
2011-2015	178.0	51.2

We estimate that contributions will be $22.5 million to our pension plans and $11.5 million to our other postretirement benefit plans in fiscal year 2006.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP 106-2 requires an employer to initially account for subsidies received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation which would be amortized over future service periods. Future subsidies would reduce service cost each year. We have not yet concluded whether the benefits provided by our plans are actuarially equivalent to Medicare Part D under the Act, and therefore, the measures of accumulated postretirement benefit obligation do not reflect any amount associated with the subsidy.

Mosaic's pension plan weighted-average asset allocations at May 31, 2005 and the target allocations for fiscal year 2006, by asset category, are as follows:

	Target 2006	Actual as of May 31, 2005
Asset Category		
Equity securities	70%	73%
Debt securities	27%	22%
Real estate	3%	4%
Other	0%	1%
Total	100%	100%

The investment objectives for the Pension Plans' assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods; (ii) achieve an annualized rate of return of the Consumer Price Index plus 5 percent over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return of the Pension Plans' assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts' asset allocation and performance objectives. The Domestic Pension Plan's benchmark is currently comprised of the following indices and their respective weightings: 36 percent S&P 500, 9 percent Russell 2500, 5 percent equally weighted blend of Cambridge Venture and Private Equity indices, 15 percent MSCI World ex-US, 5 percent MSCI EMF, 20 percent LB Aggregate, 5 percent SB Inflation Linked and 5 percent NCREIF Property. The Canadian Pension Plan's benchmark is currently comprised of the following indices and their respective weightings: 17 percent S&P/TSX 300, 5 percent equally weighted blend of Nesbitt Burns and S&P/TSX Small Cap indices, 24 percent S&P 500, 9 percent equally weighted blend of Cambridge Venture and Private Equity indices, 8 percent MSCI World ex-US, 7 percent MSCI EMF and 30 percent Scotia Capital Bond Index.

The investment structure has an overall commitment to equity securities of approximately 70 percent that is intended to provide the desired risk/return trade-off and, over the long-term, the level of returns sufficient to achieve the Company's investment goals and objectives for the Pension Plans' assets while covering near term cash flow obligations with fixed income in order to protect the Pension Plans from a forced liquidation of equities at the bottom of a cycle.

The approach used to develop the long-term rate of return combines an analysis of historical performance, the drivers of investment performance by asset class, and current economic fundamentals. For returns, we utilized a building block approach starting with inflation expectations and added an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations of the U.S. Treasury real yield curve.

Weighted-average assumptions used to determine benefit obligations as of May 31, 2005 were as follows:

	Pension Benefits	Postretirement Benefits
Discount rate	5.75%	5.75%
Expected return on plan assets	7.86%	—
Rate of compensation increase	3.25%	—

Weighted-average assumptions used to determine net benefit cost for year ended May 31, 2005 were as follows:

	Pension Plans	Benefit Plans
Discount rate	5.82%	5.75%
Expected return on plan assets	7.86%	—
Rate of compensation increase	3.93%	—

Assumed health care trend rates at May 31, 2005 used to measure the expected cost of benefits covered by the plans were as follows:

Health care cost trend rate	10.0%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2011

Assumed health care cost trend rates have a significant effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.2	$(0.2)
Effect on postretirement benefit obligation	3.2	(3.0)

Defined Contribution Plans

Mosaic assumed IMC defined contribution plans following the Combination. Effective January 1, 2005, the IMC Global Inc. Profit Sharing and Savings Plan was renamed the Mosaic Investment Plan (Investment Plan). The Investment Plan permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal year 2005, Mosaic matched 100 percent of the first 3 percent of the participant's contributed pay plus 50 percent of the next 3 percent of the participant's contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were spun off to the Investment Plan. Prior to January 1, 2005, Mosaic employees who were formerly Cargill salaried and non-union hourly employees received a matching contribution of 50 percent of the first 6 percent of the participant's contributed pay with graded vesting over five years. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee's age and eligible pay. Participants are generally vested in the non-elective employer contributions after five years of service. In addition, a discretionary feature of the plan allows the Board of Directors, at their sole discretion, to make contributions to employees.

Effective April 1, 2005 IMC Global Represented Retirement Savings Plan was renamed the Mosaic Union Savings Plan (Savings Plan). The Savings Plan was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements. Effective April 1, 2005 certain former collectively bargained employees of Cargill, Incorporated and its affiliates who were employed with Mosaic on April 1, 2005 became eligible for the Savings Plan and a portion of the Cargill Investment Plan assets were spun off to the Savings Plan.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year and determined by the Board of Directors. Mosaic also sponsors one mandatory union plan. Benefits in these plans vest after two years of consecutive service.

The expense attributable to the Investment and Savings Plans was $9.2 million in fiscal year 2005, $0.4 million in fiscal year 2004, and $0.4 million in fiscal year 2003.

22. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended May 31 consisted of the following:

	2005	2004	2003
Current:			
United States (primarily Federal):	$ (5.5)	$(15.2)	$ (7.9)
Foreign	111.1	3.8	(2.6)
Total Current	105.6	(11.4)	(10.5)
Deferred:			
United States (primarily Federal):	9.7	6.5	9.3
Foreign	(17.0)	7.1	5.0
Total Deferred	(7.3)	13.6	14.3
Provision for income taxes	$ 98.3	$ 2.2	$ 3.8

The components of earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

	2005	2004	2003
Domestic earnings/(loss)	$ 15.9	$ 3.9	$ 16.3
Foreign earnings/(loss)	199.0	36.2	12.7
Earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	$214.9	$ 40.1	$ 29.0
Computed tax at the federal statutory rate of 35%	35%	35%	35%
Percentage depletion in excess of basis	(11.4)%	(21.4)%	(13.0)%
Extraterritorial benefit	(0.9)%	(3.0)%	—
Foreign income and withholding taxes	8.3%	23.8%	(22.6)%
Change in Valuation Allowance	1.5%	(29.9)%	29.2%
Tax benefit due to Lifosa	—	—	(15.4)%
Dual Jurisdiction Income	10.3%	—	—
Other items (none in excess of 5% of computed tax)	2.9%	1.0%	(0.1)%
Effective tax rate	45.7%	5.5%	13.1%

We have no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $619.2 million as of May 31, 2005, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable. If earnings were distributed, we would be subject to U.S. taxes and withholding taxes payable to various foreign governments. Based upon the facts and circumstances at that time, we would determine whether a credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

We are in the process of determining whether we will elect to utilize provisions of the American Jobs Act of 2004, which provides a one-time election to repatriate earnings from foreign subsidiaries at a reduced U.S. tax rate.

Mosaic Global Holdings Inc. submitted a Claim for Refund carrying back regular tax and alternative minimum tax losses from its year ended June 30, 2004 to its tax years ended June 30, 1995 and June 30, 1996. We expect to receive a refund (excluding interest) of approximately $4.4 million relating to this claim, which has not been recorded.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

	2005	2004
Deferred tax liabilities:		
Depreciation and amortization	$ (518.3)	$(66.3)
Depletion	(44.0)	—
Mineral reserves	(532.6)	—
Partnership tax bases differences	(114.0)	—
Other liabilities	(75.2)	(18.5)
Total deferred tax liabilities	(1,284.1)	(84.8)
Deferred tax assets:		
Alternative minimum tax credit carryforwards	111.2	—
Capital loss carryforwards	195.0	—
Contributions carryforwards	1.3	—
Foreign tax credit carryforwards	28.2	—
General business credits	.1	—
Net operating loss carryforwards	213.4	6.5
Post retirement and postemployment benefits	44.8	—
Producing reserves	69.7	—
Reclamation and decommissioning accruals	48.6	—
Other assets	284.9	26.1
Subtotal	997.2	32.6
Valuation allowance	(435.6)	(3.3)
Net deferred tax assets	561.6	29.3
Net deferred tax liabilities	$ (722.5)	$(55.5)

As of May 31, 2005, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $111.2 million; net operating losses of $566.5 million; capital losses of $513.2 million; foreign tax credits of $28.2 million.

The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of the net operating loss carryforwards have expiration dates ranging from 2007 through 2024, and the majority of the capital loss carryforwards expire in 2007. The foreign tax credit carryforwards have expiration dates ranging from 2006 through 2007. The investment tax credit and other general business credit carryforwards will expire in 2006.

The majority of these carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. Due to the uncertainty of the realization of certain of these tax carryforwards, we have established a valuation allowance against these carryforward benefits and other tax assets in the amount of $435.5 million. In determining whether it was necessary to record a valuation allowance against these carryforward benefits, we undertook an analysis to determine whether it was more likely than not that we would be able to realize a tax benefit from these carryforwards and deferred tax assets. In the United States, our analysis included an analysis of reversing taxable temporary differences which demonstrated that a portion of the deductible temporary differences and U.S. net operating loss carryforwards were more likely than not to be realized. We determined that it was more likely than not that the remaining deductible temporary differences, net operating loss carryforwards, alternative minimum tax credit carryforwards, capital loss carryforwards, contribution carryforwards, foreign tax credit carryforwards and general business credits would not be realizable and therefore we established a valuation allowance against these deferred tax assets. In the future, if we were to reverse our U.S. valuation allowances of $409.7 million, the offset would be to goodwill. On the other hand, if in the future we were to reverse our non-U.S. valuation allowances of $25.9 million, the offset would be to tax expense.

The Internal Revenue Service (IRS) audit of the pre-acquisition of Mosaic Global Holdings and Mosaic Global Barbados (MGH Barbados) federal income tax returns for periods July 1, 1997 through June 30, 2000 (1998-2000 Period) was completed in June, 2005. We agreed with the IRS to close these 1998-2000 audits on a basis which will result in a net tax refund of approximately $0.5 million. In addition, the IRS audit of the pre-acquisition Mosaic Global Holdings and MGH Barbados federal income tax returns for periods July 1, 1995 through June 30, 1997 (1995-1997 Period) was returned to the Examination Branch of the IRS for purposes of making certain corrections of the previously issues audit report. We engaged with the IRS in settlement discussions regarding the remaining issues covered during the 1995-1997 period. In July, 2005, we agreed with the IRS to settle the tax returns of Mosaic Global Holdings and MGH Barbados for the 1995-1997 period on basis which will result in a net tax refund of approximately $14.1 million. Because of the size of the refund relating to the 1995-1997 Period, the refund for the 1995-1997 Period is subject to review and approval by the Joint Committee on Taxation of the United States Congress. We cannot accurately predict when or if such approval will be received and therefore, when or if we might receive the net refund for this period.

The federal income tax returns for IMC and IMC Barbados for tax years beginning on July 1, 2000 through October 22, 2004 have not been audited by the IRS. We believe that the resolution of any issues raised will not have a material adverse effect on our consolidated financial statements or results of operations.

Finally, in July, 2005, we entered into a Settlement Agreement with the State of Louisiana relating to a certain Louisiana income tax case entitled IMC Fertilizer, Inc. v. Cynthia Bridges, Secretary, Department of Revenue et. al. which case relates to a Claim for Refund filed by us relating to our June 30, 1992 Louisiana State Income Tax Return. As a result of the Settlement Agreement, we will be entitled to a refund (including interest) of $2.6 million, which was recorded in July 2005.

23. STOCK PLANS

Under the terms of the agreements relating to the Combination, the 12,526,553 shares of IMC common stock that were subject to IMC stock options outstanding as of October 22, 2004 became fully vested and exercisable for an equal number of shares of Mosaic common stock. We follow the fair value recognition provisions of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and the fair value of the IMC stock options was included in the purchase price of IMC in the amount of $47.6 million. The exercise price is the same as the price as in effect immediately prior to the effective date of the Combination. The weighted-average exercise price of these options as of October 23, 2004 was $17.79 and the weighted-average remaining contractual life was 5.7 years. Prior to the Combination, CCN employees received share-based compensation through Cargill plans, therefore, no share-based compensation plan information is included in fiscal years 2004 and 2003.

Mosaic sponsors one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the Plan), which was approved by shareholders and became effective October 20, 2004, permits the grant of shares and share options and shares to employees for up to 10 million shares of common stock. The Plan provides for grants of stock options, restricted stock, and a variety of other stock-based and non-stock based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Plan. The Compensation Committee of the Board of Directors administers the Plan subject to the provisions of the plan and to applicable law. Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. Options granted to date vest either after three years of continuous service or in equal annual installments in the first three years following the date of grant. Restricted stock units issued to officers and directors generally vest over periods of three or four years.

A summary of Mosaic's stock option activity is as follows:

	2005	
	Shares	Weighted Average Exercise Price
Outstanding as of June 1	—	—
Shares issued in business acquisition (10/22/2004)	12.5	$17.79
Granted	0.9	15.04
Exercised	(2.3)	11.60
Forfeited or expired	(1.2)	28.36
Outstanding as of May 31	9.9	$17.61
Exercisable as of May 31	9.0	$17.86

A summary of the fair value of awards issued is as follows:

	2005
Weighted-average grant-date fair value of options granted during year	$ 7.34
Number of shares of restricted stock units granted during the year	0.3
Weighted-average grant-date fair value of restricted stock granted during year	$15.31

We estimate the fair value of each option on the date of grant using the Black-Scholes option pricing model. A summary of the assumptions used to estimate the fair value of option awards is as follows:

Expected life	6 years
Expected volatility	46.0%
Expected dividends	—
Risk-free rate(s)	3.56%

Mosaic assumed a six-year option life for options with a ten-year term. We based expected volatilities on the historical volatility of IMC stock, and we based the risk-free rate on the rate currently available on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

In accordance with SFAS No. 123, $1.2 million, $0.5 million and $0.5 million were recorded for stock-based compensation expense in fiscal years 2005, 2004, and 2003, respectively.

A summary of stock options outstanding at May 31, 2005 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0-$12.57	2.6	4.6	$10.57	2.6	$10.57
$12.58-$16.77	4.3	4.5	14.38	3.4	14.21
$16.78-$20.96	0.6	2.4	18.12	0.6	18.12
$20.97-$29.35	0.6	2.8	22.83	0.6	22.83
$29.36-$33.54	1.1	1.5	30.74	1.1	30.74
$33.55-$37.74	0.4	1.8	37.31	0.4	37.31
$37.74-$41.94	0.3	1.1	39.84	0.3	39.84
Total	9.9	3.8	$17.61	9.0	$17.87

24. COMMITMENTS

We lease plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, come of our office facility leases require payment of our proportionate share of real estate taxes and building operating expense.

A schedule of future minimum long-term purchase commitments, based on May 31, 2005 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2005 follows:

	Purchase Commitments	Operating Leases
2006	$325.0	$23.4
2007	108.9	17.3
2008	30.2	11.4
2009	28.7	6.0
2010	12.8	4.9
Subsequent years	25.6	9.4
	$531.2	$72.4

Rental expense for fiscal years 2005, 2004 and 2003 amounted to $37.4 million, $24.3 million and $19.4 million, respectively. Purchases made under long-term commitments were $716.8 million, $418.2 million and $257.6 million for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, Phosphate Chemicals Export Association, Inc. and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations.

Under a long-term contract with Potash Corporation of Saskatchewan, which we refer to as PCS, we mine and refine PCS reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year. The current contract extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods, provided that PCS has not received all of its reserves under the contract.

Under a long-term contract that extends through 2011 with Compass Minerals, which we refer to as Compass, we supply approximately 0.2 million tonnes of potash annually. We are also under a long-term contract that extends through 2013 with Compass where we supply approximately 0.2 million tonnes of salt annually. As of the date of the Combination, these contracts were below market and we recorded a $123.7 million fair market value adjustment that will be amortized into sales over the life of the contracts. For the fiscal year ended May 31, 2005, sales increased by $11.3 million.

Under a long-term rock sales agreement, with U.S. Agri-Chemicals, which we refer to as USAC, we have been supplying USAC with approximately two million short tons of mined phosphate rock each year. This rock sales agreement was originally entered into by Mosaic Phosphates Company in 1994 and, in 1999, the contract was extended until 2014. As part of the extension, USAC paid a $57 million advance (Near Term Payment), plus interest charges to IMC in 2000. The contract provided the right to terminate the contract upon a three year advance notice. During 2004, IMC elected to terminate its rock sales agreement with USAC effective October 1, 2007. As of the date of the Combination, this contract was below market and we recorded a $13.2 million fair market value adjustment that will be amortized into sales over the life of the contract. For the fiscal year ended May 31, 2005, sales increased by $2.6 million.

25. CONTINGENCIES

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings have resulted in soil, surface water and groundwater contamination. Spills or other releases of regulated substances have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $40.6 million, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the contamination at the known sites or at other current or former sites.

Former IMC Salt operations. In connection with Mosaic Global Holdings' sale of its former IMC Salt (Salt) business in November 2001, Mosaic Global Holdings retained Salt's former salt solution mining and steam extraction facility in Hutchinson, Kansas where Salt had terminated operations in 1999. Groundwater beneath that facility contains elevated levels of chloride, which could be derived from a number of potential sources in Hutchinson including natural mineral intrusion, Salt's operations and other industrial operations. Effective January 8, 2001, Salt entered into a consent order with the Kansas Department of Health and the Environment (KDHE) to conduct a Comprehensive Investigation/ Corrective Action Study (CI/CAS) to evaluate the nature, extent and source of this chloride contamination. The CI/CAS workplan submitted to the KDHE suggested that Salt's operations may not be primarily responsible for elevated chloride levels and proposed no additional investigation activities. After meeting with the KDHE in February 2002 to discuss the CI/CAS workplan, we agreed to submit a revised workplan and to conduct additional evaluations to further delineate the extent of the chloride-impacted groundwater underlying the facility. These evaluations were conducted during December 2003 and January 2004. Based on the results of these evaluations, the KDHE requested us to conduct additional investigations and propose conceptual remedial action plans. We and the city of Hutchinson have signed an agreement under which we will contribute $875,000 to the City of Hutchinson to help fund the approved remediation project, including allowing us to dispose of chloride-impacted groundwater extracted from several areas underlying the former Salt facility using the remediation system. We are still awaiting final approval from the KDHE. We anticipate that as part of the agreement, KDHE will not require any additional groundwater investigation activities at this time but may require us to perform minor soil remediation only in areas which have been significantly impacted and to perform additional groundwater monitoring. We have accrued for the settlement cost.

Hutchinson, Kansas Sinkhole. In connection with the former salt solution mining and steam extraction facility in Hutchinson, Kansas described in the preceding paragraph, a sinkhole developed at the facility in January 2005. Since its discovery the sinkhole has further expanded in diameter and is currently estimated to be 210 feet. Mosaic and its consultants are in the process of stabilizing the sinkhole to prevent further expansion, including taking measures to prevent the sinkhole from expanding closer to a nearby rail line owned by a third party. Mosaic has assembled a team of experts to determine the best way to address the sinkhole and has commenced remedial activities. We have accrued for these costs. It is possible that we may receive claims from governmental agencies or third parties relating to costs associated with the sinkhole that could exceed established reserves as this matter develops further.

New Wales Phosphogypsum Stack Anomaly. A subsurface loss of process water from the Phase 1 limited phosphogypsum stack at our New Wales facility located in Polk County, Florida was discovered on February 23, 2004. Upon discovery of the event we promptly notified representatives of the FDEP and other regulatory agencies and began a geotechnical assessment. The results of our assessment determined that a geologic anomaly had developed underlying the stack causing a collapse which breached the liner and allowed the subsurface release of phosphogypsum and process water. We embarked on a program to remediate the anomaly through a grouting process. As of October 27, 2004, our retained third party geotechnical consultant reported that the anomaly had been successfully repaired. We and our third party consultant are in the process of preparing a detailed final report to submit to FDEP. Because it appears the anomaly has been resolved, we do not anticipate future expenditures regarding this matter beyond preparation of the final report. We do not anticipate, but we cannot predict with certainty, whether the FDEP will require additional remedial work. We do not expect that future work, if any, will have a material adverse impact on our financial condition, therefore no accrual has been established as of May 31, 2005.

Ashepoo. Conoco, Inc. (Conoco) has filed an action against Agrico Chemical Company (Agrico), a subsidiary of the Company, seeking a declaratory judgment under the 1972 agreement whereby Conoco divested its interests in Agrico. The claim, filed on June 13, 2002 against Agrico and certain other subsidiaries of Mosaic (Mosaic Parties) and other unrelated defendants, concerns a former fertilizer manufacturing facility in Charleston, South Carolina (Ashepoo Site) (Conoco vs. Agrico Chemical Company et al., District Court of Oklahoma County, State of Oklahoma). Conoco alleged breach of contract for certain indemnification obligations and seeks declaratory judgment and unspecified reimbursement for costs expended by Conoco to investigate and remediate alleged contamination at the Ashepoo Site. On October 22, 2002, the Oklahoma District Court issued an order dismissing the Mosaic Parties because the court lacked jurisdiction to hear these claims. The court denied Conoco's motion for reconsideration on June 6, 2003. The Oklahoma Court of Civil Appeals affirmed the dismissal on March 9, 2004. On November 9, 2004, the Oklahoma Supreme Court reversed the Court of Civil Appeals in part, and affirmed in part, finding that the court had personal jurisdiction over Agrico but not over the other Mosaic Parties. We intend to vigorously defend the underlying action and to seek any indemnification or other counterremedies to which we may be entitled. Therefore, no accrual has been established as of May 31, 2005. In a related case, Illinois courts have previously dismissed similar claims in another action by Conoco against Agrico relating to the interpretation of the same provisions of the 1972 agreement.

USEPA RCRA Initiative. The U.S. Environmental Protection Agency's (USEPA) Office of Enforcement and Compliance Assurance has announced that it has targeted facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (RCRA) and related state laws. Mining and processing of phosphates generates residual materials that must be managed both during the operation of a facility and upon a facility's closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. USEPA rules exempt "extraction" and "beneficiation" wastes, as well as 20 specified "mineral processing" wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid waste from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a "hazardous waste characteristic." USEPA's announcement indicates that by 2007, USEPA intends to inspect each facility in the phosphoric acid production sector to ensure full compliance with applicable RCRA regulations and to address any "imminent and substantial endangerment" found by USEPA under RCRA. To date, USEPA has requested information regarding the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana. The facilities have provided detailed answers to USEPA's requests. USEPA has also inspected most of Mosaic's processing facilities. USEPA has provided inspection reports identifying certain potential violations at some of the inspected facilities. Until we receive additional communications from USEPA, we cannot anticipate an outcome or assess the impact of USEPA's RCRA initiative on our business or financial condition.

2004 Florida Hurricanes. During the 2004 hurricane season, three hurricanes impacted our central Florida processing facilities and mining operations, resulting in certain releases of phosphoric acid process wastewater and storm water into the environment. On July 1, 2005, we entered into a consent order with FDEP to pay a civil fine of $0.3 million as a result of a sudden release of approximately 65 million gallons of partially treated phosphoric acid process wastewater during Hurricane Frances from the phosphogypsum stack (Gypstack) at our Riverview, Florida phosphate production facility. The consent order also requires us to meet certain negotiated process water inventory reduction goals. Portions of the Riverview release, which was caused primarily as a result of extraordinary rainfall and hurricane winds, ultimately flowed into Hillsborough Bay. Governmental agencies are also asserting claims for natural resources damages in connection with the release from the Riverview Gypstack. Negotiations regarding those claims are ongoing. FDEP may seek civil penalties for releases at other processing facilities as well. Finally, FDEP sought civil penalties with respect to mining properties for hurricane-related releases. We have paid civil fines totaling less than $0.1 million for those releases. We intend to assert appropriate defenses in any such proceedings and, taking into consideration established accruals, do not currently expect that any such proceedings will have a material adverse effect on our business or financial condition.

On September 23, 2004, prior to the completion of the Combination, a Class Action Complaint and Demand for Jury Trial (Complaint) was filed against Cargill in the Circuit Court of the Thirteenth Judicial Circuit for Hillsborough County, Florida. The Complaint, which arises out of the sudden release of phosphoric acid process wastewater from the Riverview, Florida Gypstack described above, contains four counts, including statutory strict liability, common law strict liability, common law public nuisance, and negligence. We have assumed the defense of this lawsuit because it is related to the fertilizer businesses contributed to Mosaic under the Merger and Contribution Agreement. The strict liability counts relate to the discharge of pollutants or hazardous substances. Plaintiffs seek class certification and an award of damages, attorneys' fees and costs on behalf of a class of unknown size comprising "all fishermen and those persons engaged in the commercial catch and sale of fish, bait, and related products in the Tampa Bay area who lost income and suffered damages because of the pollution, contamination and discharge of hazardous substances by the defendant". We have filed a motion to dismiss the action. We believe that we have substantial defenses to the claims and intend to vigorously defend against the action. We cannot anticipate the outcome or assess the potential financial impact at this time.

Faustina Air Emissions. In revising its facility-wide air operating permit, our Faustina, Louisiana facility discovered potential air violations relating to increases in emissions resulting from the shutdown of a former urea plant at the Faustina facility as well as issues relating to the applicability of hazardous air pollutant regulations for hydrogen fluoride emissions and recordkeeping. We met with and reported the potential violations to the Louisiana Department of Environmental Quality (LDEQ) and indicated that other potential issues are under review and will be self-reported. The LDEQ issued a compliance order on June 16, 2005, with a compliance schedule requiring compliance with the hazardous air pollutant standards and establishing a testing schedule. The compliance order also temporarily modified the permitted emissions so the facility may continue to operate until permit amendments can be made. No new pollution control equipment is required to comply, although existing monitoring equipment required upgrade, which has been accomplished. The compliance order also includes a notice of proposed penalty, stating that the LDEQ is considering imposing penalties for the alleged violations. Penalties that could be sought by LDEQ potentially exceed $0.1 million. We cannot anticipate the outcome or assess the potential financial impact at this time.

Cubatao Valley, Brazil. The Cubatao Public Prosecution Office in Brazil, jointly with OIKOS – UNIÃO DOS DEFENSORES DA TERRA (Defenders of the Earth Union), filed a lawsuit in the 2nd Civil Court of Cubatao on January 15, 1986 against several companies, including a facility operated by our fertilizer businesses in the Cubatao Valley in Brazil. The plaintiffs seek recovery of damages for the companies' alleged continuous discharge of pollutants into the atmosphere, which they assert would have caused, among other damage, degradation and the perishing of a considerable part of the vegetation cover in the slopes of the Serra do Mar mountain range. Review of this matter by a court-appointed expert panel is pending with no set deadline. We cannot anticipate the outcome or assess the potential financial impact at this time.

Fospar Matters. The State of Paraná Public Prosecution Service filed penal charges against Fospar, S.A. (Fospar) (in which our subsidiary, Mosaic Fertilizantes do Brasil, S.A., owns an approximate 62 percent equity interest) and former directors and employees of Fospar on April 10, 2003, alleging that they caused pollution by allowing rainwater to discharge solid residues of phosphoric rock from an outdoor storage area through a rainwater drainpipe into a mangrove area, thus causing contamination to an environmentally protected area. The alleged acts occurred in January 1999, prior to the acquisition of our ownership interest in Fospar. Although we have been named in the charges, Fospar has not received a citation to date and is therefore not yet an official party to the proceeding. We are continuing to evaluate the matter. We cannot anticipate the outcome or assess the potential financial impact at this time.

An action was brought in the 1st Federal Court of Paranagua against Fospar and the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA) by the Parana Public Prosecution Service in August 1999 seeking to cause Fospar to suspend any work or activities that might result in full or partial elimination of a mangrove swamp in the area of a proposed maritime terminal and bulk pier. The action also sought to void the existing environmental licenses and authorizations and sought redress of environmental damage. The court initially granted injunctive relief; however, the injunction was later cancelled. A second action was subsequently brought by the Parana Public Prosecution Service in October 1999 against Fospar and IBAMA seeking (i) to enjoin Fospar from carrying out any work or activities relating to dredging or intervention in the marine ecosystem that could cause an adverse environmental impact on the estuary, (ii) to void all environmental licenses and authorizations issued to the company in relation to the proposed maritime terminal and bulk pier, and (iii) redress of certain environmental damage. No injunctive relief was granted because of the status of the first case filed in August 1999. Shortly after the cases were filed in 1999, a federal judge ordered an expert environmental investigation relating to both cases. The results of the investigation were issued in October 2003 and were favorable to Fospar. Given the results of the expert investigation, we therefore expected a favorable result in both cases because, in addition to the investigation, the injunctive relief had been cancelled and the maritime terminal and bulk pier had been constructed in compliance with applicable laws, licenses, and authorizations and had commenced operations in February 2001. In July 2004, the federal court issued a consolidated ruling unfavorable to the defendants, including Fospar, finding that the request for canceling the licenses and authorizations was partially valid. Fospar and

IBAMA were ordered to jointly pay nominal amounts plus monetary correction of Brazilian currency and six percent interest from the date of the alleged violation. Additionally, Fospar was ordered to pay two percent of its annual revenues for the five year period of 2000-2004. Fospar estimates that the liability could range from zero to $2.1 million. As of May 31, 2005, no liability has been recorded in connection with this action as management does not consider it probable. We have filed an appeal of the monetary aspects of the ruling and the Parana Public Prosecution Service has filed an appeal requesting that the maritime terminal and bulk pier built within the mangrove area be torn down and that the licenses and authorizations previously issued be cancelled.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party's conduct on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. The subsidiaries' remedial liability from these sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Through its 1997 merger with Freeport-McMoRan Inc. (FTX), our subsidiary, Mosaic Global Holdings assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, PLP (which was merged into PAP in connection with the Combination) or their predecessors. In connection with the acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS) in 2002, Mosaic Global Holdings and PAP reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify Mosaic Global Holdings and PAP against these oil and gas responsibilities except for a limited number of specified potential claims for which Mosaic Global Holdings or PAP retained responsibility. Such specified claims, either individually or in the aggregate are not expected to have a material adverse effect on our business or financial condition. We have not established an accrual as of May 31, 2005.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established reserves.

IMC Salt and Ogden Litigation

On or about August 25, 2001, a lawsuit styled Madison Dearborn Partners, LLC vs. IMC Global Inc. (now known as Mosaic Global Holdings) was commenced by plaintiff Madison Dearborn Partners, LLC (MDP) in the Circuit Court of Cook County, Illinois alleging that Mosaic Global Holdings breached a letter of intent for the sale of the Salt and Ogden businesses to MDP. Mosaic Global Holdings sold the Salt and Ogden businesses to a party other than MDP in November 2001. MDP's original complaint sought in the alternative specific performance or damages in excess of $100,000. In its first amended complaint (filed on September 25, 2001) MDP added IMC Salt Inc. (Salt) and more than a dozen former Salt and Ogden subsidiaries of Mosaic Global Holdings as "Interested Parties" that MDP alleged would have been purchased but for Mosaic Global Holdings' alleged breach of contract. On January 25, 2002, the Cook County Circuit Court dismissed Salt and the former subsidiaries from the action, but allowed discovery to proceed on the issues alleged in the first amended complaint. On October 6, 2004, the court granted Mosaic Global Holdings' motion for partial summary judgment, ordering that the remedy available to plaintiff, should it prevail on its theory of liability, would be limited to the costs plaintiff expended for the negotiation process, and not plaintiff's claim to the difference between the purchase price MDP offered for the business and the price for which Mosaic Global Holdings ultimately sold the Salt and Ogden businesses plus lost profits of those businesses. On October 22, 2004, the court denied MDP's motion for an interlocutory appeal of the order for partial summary judgment. MDP may seek to appeal the partial summary judgment after the conclusion of any trial in the case. On April 12, 2005, approximately two weeks before the trial on this lawsuit was scheduled to begin, MDP filed a motion to amend its complaint to add a new claim for fraud. On April 21, 2005, the court granted MDP's motion, and MDP subsequently filed its second amended complaint. In its latest amended complaint, in addition to its preexisting breach of contract and promissory estoppel claims, MDP alleges that Mosaic Global Holdings fraudulently misrepresented its intent to enter a transaction with MDP under the terms outlined in a letter of intent, and that MDP suffered damages in relying on the allegedly fraudulent statements. Under its fraud claim, MDP seeks reliance damages and punitive damages. Mosaic Global Holdings is currently involved in discovery on MDP's fraud claim. The trial is scheduled to begin on October 24, 2005. We believe that the suit is without merit and intend to vigorously defend this action.

Tax Contingencies

We and a number of our affiliates are engaged in judicial and administrative proceedings with respect to various tax matters. Substantially all of these proceedings relate to non-income taxes.

More particularly, our Brazilian subsidiary is engaged in a number of judicial and administrative proceedings relating to various tax matters. We estimate that our maximum potential liability with respect to these matters is approximately $75 million. We have recorded an accrual of approximately $35.8 million with respect to these proceedings. Based on the current status of similar tax cases involving unrelated taxpayers, we believe we have recorded adequate accruals for the probable liability with respect to these Brazilian judicial and administrative proceedings. In addition, with respect to some of the Brazilian judicial proceedings, we have made deposits with various courts in Brazil to cover our potential liability with respect to these proceedings. The total amount of these judicial deposits stands at approximately $7.0 million, considering historical value, as of May 31, 2005. In addition, as a result of a recent change in Brazilian law, we have the ability to utilize certain excess PIS Cofins tax credits to satisfy our obligations to make certain tax payments, including judicial deposits. The amount of these excess PIS Cofins tax credits stands at about $10.5 million. In the event that the Brazilian government were to prevail in connection with all judicial and administrative matters involving us, our maximum cash tax liability with respect to these matters would be approximately $23.8 million.

Florida Sales and Use Tax. On July 18, 2005, a Notice of Intent to Make Audit Changes (the Notice) was sent to Cargill Fertilizer, Inc. followed up by a letter dated July 28, 2005 by the Florida Department of Revenue asserting that taxes of $46.6 million, together with penalties and interest through July 1, 2005 totaling $28.7 million (for a total of $75.3 million), are owed to the State of Florida for unpaid sales and use taxes for the period beginning June 1, 1997 through May 31, 2002. In general, the obligations of Cargill Fertilizer, Inc., which is a subsidiary of Cargill, were assumed by us in connection with the Combination. The Notice, which is dated as of July 1, 2005, relates to a sales and use tax audit which has been pending in Florida for several years. On August 1, 2005, we responded to Florida Department of Revenue requesting a conference to discuss the Notice. In its July 28, 2005 letter, the Florida Department of Revenue informed us that it intends to seek a Notice of Proposed Assessment on August 10, 2005, which will include protest procedures and the expiration date of the right to appeal. We intend to meet with the Department of Revenue and believe that the amount asserted as being due has been calculated using inaccurate assumptions, provided however, we can not anticipate the outcome or assess the potential financial impact at this time.

Other Claims

We also have certain other contingent liabilities with respect to litigation and claims of third parties arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition.

Our management is awaiting additional information in order to determine the fair value of some of the former IMC contingencies in order to complete purchase accounting. The final value of the liabilities ultimately recorded for these contingencies may differ from the amounts presented.

26. BUSINESS SEGMENTS

Our reportable segments are managed separately because each business requires different technology and has different market dynamics. Our management determined this segment structure based on how management manages the business. As a result, this structure is different than the prior structure of CCN.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. All intersegment sales are at market price and are eliminated within the other segment. We evaluate performance based on the operating earnings of the respective business segments. The segment results may not represent the actual results that would be expected if they were independent, standalone businesses.

For a description of the business segments see Note 1. The Other segment primarily represents activities associated with corporate office activities and eliminations.

Segment information for fiscal years 2005, 2004 and 2003 was as follows:

	Phosphates	Potash	Nitrogen	Offshore	Other	Total
2005						
Net sales to external customers	$2,138.1	$ 859.4	$112.5	$1,218.7	$ 68.0	$4,396.7
Intersegment net sales	174.4	10.0	7.3	10.2	(201.9)	—
Gross margin	162.5	246.1	15.4	99.4	2.1	525.5
Operating earnings (loss)	88.5	227.9	10.9	23.0	(31.8)	318.5
Capital expenditures	176.1	44.1	1.1	24.0	9.9	255.2
Depreciation, depletion and amortization	145.0	61.1	0.5	11.9	0.8	219.3
Equity in net earnings of nonconsolidated companies	1.8	0.1	15.1	38.9	—	55.9
Total assets as of May 31, 2005	3,960.2	4,776.3	185.9	823.6	(1,302.0)	8,444.0
2004						
Net sales to external customers	$ 983.2	$ 51.1	$214.9	$1,112.0	$ 12.8	$2,374.0
Intersegment net sales	196.1	—	—	18.4	(214.5)	—
Gross margin	62.5	2.3	11.8	97.3	3.7	177.6
Operating earnings (loss)	23.4	1.4	8.5	40.9	2.6	76.8
Capital expenditures	144.7	0.2	0.7	16.4	0.1	162.1
Depreciation, depletion and amortization	94.0	0.2	0.5	9.7	0.2	104.6
Equity in net earnings of nonconsolidated companies	2.7	—	12.1	21.0	—	35.8
Total assets as of May 31, 2004	1,126.2	7.1	135.8	617.4	(16.0)	1,870.5
2003						
Net sales to external customers	$ 701.6	$ 15.6	$128.1	$ 812.3	$ 5.1	$1,662.7
Intersegment net sales	162.8	—	—	12.3	(175.1)	—
Gross margin	67.2	1.7	9.0	81.9	(0.6)	159.2
Operating earnings	32.4	0.9	4.9	33.0	1.2	72.4
Capital expenditures	97.1	0.2	0.6	21.3	—	119.2
Depreciation, depletion and amortization	79.1	0.1	0.5	8.1	—	87.8
Equity in net earnings of nonconsolidated companies	0.7	—	7.3	17.7	—	25.7
Total assets as of May 31, 2003	1,000.8	4.3	118.9	504.3	(10.1)	1,618.2

Financial information relating to our operations by geographic area was as follows:

	Years Ended May 31		
	2005	2004	2003
Net sales[a]			
Brazil	$ 807.3	$ 658.2	$ 465.3
India	325.8	137.0	54.6
Canada	363.1	138.0	75.0
Argentina	211.2	170.6	114.4
China	454.7	251.1	244.8
Other	992.8	631.7	426.5
Total foreign countries	3,154.9	1,986.6	1,380.6
United States	1,241.8	387.4	282.1
Consolidated	$4,396.7	$2,374.0	$1,662.7

[a] Revenues are attributed to countries based on location of customer.

	May 31		
	2005	2004	2003
Long-lived assets			
Brazil	$ 318.3	$ 225.7	$ 219.1
Canada	2,909.5	—	—
Other	36.8	146.8	133.6
Total foreign countries	3,264.6	372.5	352.7
United States	3,447.5	829.5	712.6
Consolidated	$6,712.1	$1,202.0	$1,065.3

27. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We have adopted SFAS No. 133, as amended which requires us to record all derivatives on the consolidated balance sheet at fair market value. Changes in the fair value of derivatives are immediately recognized in earnings, unless they meet the hedging criteria of SFAS No. 133. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether or not the overall risk is being reduced and; (iii) is there a high degree of correlation between the value of the derivative instrument and the underlying obligation. On the date a derivative contract is entered into, we designate the derivative as either: (i) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (iii) a hedge of a net investment in a foreign operation (net investment hedge). We formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction at the inception of the hedge, if we plan to account for the derivative as a hedge under SFAS No. 133. During the fiscal year ended May 31, 2005, we had one interest rate swap that was designated as a fair value hedge. During the fiscal year ended May 31, 2004 there were no derivative instruments that were designated as hedges. When it is determined that a derivative ceases to be an effective hedge or when the anticipated transaction is no longer likely to occur, we discontinue hedge accounting.

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, freight costs, fluctuations in market prices for the Company's products, as well as changes in the market value of its financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

We use financial instruments, including forward contracts, costless collars and call options, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statement of Operations. One of the primary currency exposures relates to Potash sales which are denominated in U.S. dollars, but the costs of which are paid in Canadian dollars, which is its functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecast transactions in U.S. dollars and Canadian dollars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet, contracted sales and purchase exposures. The Brazilian operations enter into foreign currency futures traded on Futures and Commodities Exchange—BM&F to hedge the foreign currency risk. Our other foreign locations use forward contracts to reduce foreign currency risk. We use natural gas forward purchase contracts, swaps and costless collars to reduce the risk related to significant price changes in natural gas. We use interest rate swap contracts to manage our exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce our risk and variability.

Foreign Currency Exchange Contracts

We had a notional amount of $293.3 million of Canadian dollar exchange contracts outstanding as of May 31, 2005. The Canadian dollar contracts outstanding as of May 31, 2005 mature in various months through April 2006. These agreements provide for the sale of U.S. dollars at a weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar as of May 31, 2005. The costless collars had a weighted-average protected rate of 1.1585 Canadian dollars per U.S. dollar, which was included in the weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar discussed above, and a weighted-average participation rate of 1.2486 Canadian dollars per U.S. dollar as of May 31, 2005.

As of May 31, 2005, the Brazilian operations had entered into a forward contract to purchase $33.5 million U.S. dollars at 2.4423 Brazilian Reias per U.S. dollar. As of May 31, 2005, in India there were contracts to purchase $12.3 million U.S. dollars at a rate of 43.9525 rupees per U.S. dollar and in Chile there were contracts to purchase $20.6 million U.S. dollars at an average rate of 579.11 Chilean pesos per U.S. dollar. Other countries had outstanding forward contracts with notional amounts aggregating $0.9 million, as of May 31, 2005.

In order to mitigate the foreign currency exchange risk on a consolidated basis, Mosaic has booked forward contracts in the U.S. offsetting risk in certain countries. For Thailand risk, there were contracts in the U.S. to purchase $40.1 million U.S. dollars at a weighted average rate of 39.8838 Bahts per U.S. dollar and for China risk there was a contract to purchase $0.5 million U.S. dollars at a rate of 8.1915 Chinese yuan per U.S. dollar.

As of May 31, 2005 our outstanding foreign exchange derivative contracts, though mitigating risks, did not qualify for hedge accounting treatment under SFAS No. 133. The changes in the fair value of these contacts are recognized immediately in cost of goods sold.

In addition to the above, Potash translates its U.S. dollar denominated balance sheet accounts to its Canadian dollars functional currency, which results in transaction gains or losses reflected in the Consolidated Statement of Operations. All of Potash's balance sheet accounts are then translated back to U.S. dollars for consolidation purposes, the impact of which is reflected in accumulated other comprehensive loss in the Consolidated Balance Sheet. The latter translation impact is recorded directly to stockholders' equity and not in the Consolidated Statement of Operations. We do not hedge this later translation exposure, as it does not affect cash flow.

Commodities

We had a notional amount of $43.9 million of natural gas swap contracts outstanding as of May 31, 2005. The contracts mature in various months through December 2007 at an average price of $6.71 U.S. dollar per mmbtu and $6.46 Canadian dollar per giga-joule. These contracts are being used to mitigate volatility in natural gas prices.

In a three-way collar, we buy a call, sell a call at a higher price and sell a put. The three-way collar structure allows for greater participation in a decrease in natural gas prices and protects against moderate price increases. However, we will have some exposure to large price increases. As of May 31, 2005 we had 6.6 million mmbtu at an average price of $7.79 U.S. dollar on the calls purchased, $9.12 U.S. dollar on the calls sold and $7.01 U.S. dollar on the puts sold as well as 4.7 million gigajoule at an average price of $8.10 Canadian dollar on the calls purchased, $9.39 Canadian dollar on the calls sold and $7.37 Canadian dollar on the puts sold. The three-way collars extend through March 2006.

As of May 31, 2005 our outstanding commodity derivative contracts, though mitigating risks, were determined to not qualify for hedge accounting treatment under FAS 133. At November 30, 2004 $6.6 million in losses and February 28, 2005 $4.8 million in gains were included in Accumulated Other Comprehensive Loss that should have been recognized in cost of goods sold. We corrected this error in the fourth quarter and also recorded $2.5 million in losses that were related to the fourth quarter for a net reclassification of $4.3 million during the three months ended May 31, 2005. The changes in the fair value of these contracts going forward will be recognized immediately in cost of goods sold.

Interest Rates

On May 25, 2005 we entered into a fixed to floating rate interest swap agreement with respect to the $150.0 million, 10.875 percent Senior Notes due August 1, 2013 (Swap). The Swap calls for us to pay a floating rate of interest equal to six months LIBOR plus 631 basis point and the counterparty to pay a fixed rated of 10.875 percent. This interest rate swap has been designated as a fair value hedge. The changes in the fair value are applied to the underlying piece of debt. This fair value hedge qualifies for the short-cut method and therefore there is no ineffectiveness.

We entered into a fixed to floating rate interest swap agreement prior to the Combination with respect to $150.0 million of our $400 million 10.875 percent Senior Notes, due August 1, 2013, which called for us to pay a floating rate of interest equal to six-months LIBOR plus 636 basis points and the counterparty to pay a fixed rate of 10.875 percent. This swap was cancelled on May 25, 2005 and we were required to pay approximately $1.1 million to the counterparty. In addition to this cancellation payment, because the swap did not qualify for hedge accounting treatment after the date of the Combination we incurred $5.6 million in additional interest expense during fiscal year 2005.

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS – SENIOR NOTES

Payment of the Mosaic Global Holdings Senior Notes is fully and unconditionally guaranteed by Mosaic, certain of Mosaic Global Holdings restricted subsidiaries (as defined in the Mosaic Global Holdings Senior Notes indentures) and Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Mosaic Global Holdings Senior Notes.

Condensed Consolidating Statement of Operations
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Net sales	$ —	$ —	$3,359.2	$2,416.5	$(1,379.0)	$4,396.7
Cost of goods sold	—	(0.4)	3,051.3	2,195.8	(1,375.5)	3,871.2
Gross margin	—	0.4	307.9	220.7	(3.5)	525.5
Selling, general and administrative expenses	2.1	0.4	127.0	78.4	(0.9)	207.0
Other operating (income) expense	(0.1)	(0.2)	(2.4)	(8.4)	11.1	—
Operating earnings (loss)	(2.0)	0.2	183.3	150.7	(13.7)	318.5
Interest expense	5.6	79.3	20.9	14.5	0.3	120.6
Other (income) expense	(4.4)	(17.8)	12.9	(8.1)	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	150.9	25.3	1.8	(178.0)	—
Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	89.6	174.8	146.1	(192.4)	214.9
Provision (benefit) for income taxes	9.1	(17.9)	54.3	55.0	(2.2)	98.3
Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	107.5	120.5	91.1	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	3.1	53.6	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	107.5	123.6	143.2	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)
Net earnings (loss)	$(12.3)	$107.5	$ 123.6	$ 141.2	$ (194.4)	$ 165.6

Condensed Consolidating Statement of Operations
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4
Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7
Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5
Earnings from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2
Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)
Net earnings	$ 35.2	$ 37.1	$ —	$ 72.3

Condensed Consolidating Statement of Operations
(In millions)

	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5
Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense	2.0	(2.8)	—	(0.8)
Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2
Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8
Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated subsidiaries	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5
Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5
Net earnings	$ 31.9	$ 22.0	$ —	$ 53.9

Condensed Consolidating Balance Sheet
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2005						
Assets						
Current assets:						
Cash and cash equivalents	$ 60.5	$ 112.5	$ 13.8	$ 58.2	$ —	$ 245.0
Receivables, net	3.8	6.4	259.4	327.9	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	91.4	2,293.9	435.7	(3,545.4)	64.2
Inventories, net	—	0.1	513.8	246.1	(6.6)	753.4
Other current assets	0.5	(35.8)	53.2	43.9	—	61.8
Total current assets	853.4	174.6	3,134.1	1,111.8	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	3,062.4	1,059.0	—	4,121.4
Due from affiliates	—	675.9	480.1	103.0	(1,259.0)	—
Investment in consolidated companies	2,700.4	1,805.6	3,007.3	12.3	(7,525.6)	—
Investment in nonconsolidated companies	—	—	21.0	301.4	—	322.4
Other assets	6.8	34.2	1,700.6	524.9	1.8	2,268.3
Total assets	$3,560.6	$2,690.3	$11,405.5	$3,112.4	$(12,324.8)	$8,444.0
Liabilities and Stockholders' Equity (Deficit)						
Current liabilities:						
Accounts payable and accrued liabilities	$ 13.0	$ 24.7	$ 465.0	$ 347.5	$ 0.9	$ 851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	(155.6)	1,363.0	137.8	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	26.9	75.0	99.5	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	737.9	1,109.7	308.0	(2,201.8)	—
Total current liabilities	64.7	633.9	3,015.1	913.8	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	1,853.5	202.1	53.1	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	130.8	922.6	188.1	(1,283.0)	8.5
Other noncurrent liabilities	0.1	292.9	1,139.5	363.0	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(240.7)	455.7	11.4	(204.6)	21.8
Stockholders' equity (deficit)	3,099.3	19.9	5,670.5	1,583.0	(7,159.2)	3,213.5
Total liabilities and stockholders' equity (deficit)	$3,560.6	$2,690.3	$11,405.5	$3,112.4	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2004				
Assets				
Current assets:				
Cash and cash equivalents	$ —	$ 10.1	$ —	$ 10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1
Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6
Total assets	$1,488.0	$ 748.2	$(365.7)	$1,870.5
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable and accrued liabilities	$ 141.2	$ 57.3	$ —	$ 198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8
Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders' equity (deficit)	1,111.8	(269.4)	—	842.4
Total liabilities and stockholders' equity (deficit)	$1,488.0	$ 748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Cash Flows from Operating Activities:						
Net cash provided by (used in) operating activities	$(857.8)	$ (459.0)	$(646.7)	$ 398.7	$ 1,898.5	$ 333.7
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(226.6)	(28.6)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	2.4	9.2	41.4	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	0.3	0.5	—	0.8
Other	—	(2.9)	18.7	(9.7)	—	6.1
Net cash used in investing activities	—	(0.5)	(212.7)	(1.9)	—	(215.1)
Cash Flows from Financing Activities:						
Payments of long-term debt	—	(1,170.3)	(13.1)	(31.7)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	891.4	50.0	88.3	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	550.7	868.7	842.5	(421.5)	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	(17.8)	—	—	—	(25.0)
Net cash provided by (used in) financing activities	918.3	572.0	879.4	(364.9)	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	(6.2)	16.2	—	10.0
Net change in cash and cash equivalents	60.5	112.5	13.8	48.1	—	234.9
Cash and cash equivalents - beginning of year	—	—	—	10.1	—	10.1
Cash and cash equivalents - end of year	$ 60.5	$ 112.5	$ 13.8	$ 58.2	$ —	$ 245.0

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 133.8	$ (12.3)	$—	$ 121.5
Cash Flows from Investing Activities				
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9
Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions by Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1
Net cash provided by financing activities	25.0	70.8	—	95.8
Effect of exchange rate changes of cash	—	(0.2)	—	(0.2)
Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents - beginning of year	—	7.8	—	7.8
Cash and cash equivalents - end of year	$ —	$ 10.1	$—	$ 10.1

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 58.5	$(27.0)	$—	$ 31.5
Cash Flows from Investing Activities				
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)
Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions by Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2
Net cash provided by financing activities	157.9	39.5	—	197.4
Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9
Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents - beginning of year	—	9.0	—	9.0
Cash and cash equivalents - end of year	$ —	$ 7.8	$—	$ 7.8

29. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS-MOSAIC GLOBAL HOLDINGS OTHER NOTES

Payment of the Mosaic Global Holdings Other Notes is fully and unconditionally guaranteed by Mosaic, Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Mosaic Global Holdings Other Notes.

Condensed Consolidating Statement of Operations
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Net sales	$ —	$ —	$1,704.6	$4,071.1	$(1,379.0)	$4,396.7
Cost of goods sold	—	(0.4)	1,628.4	3,618.7	(1,375.5)	3,871.2
Gross margin	—	0.4	76.2	452.4	(3.5)	525.5
Selling, general and administrative expenses	2.1	0.4	69.6	135.8	(0.9)	207.0
Other operating (income) expense	(0.1)	(0.2)	(5.0)	(5.8)	11.1	—
Operating earnings (loss)	(2.0)	0.2	11.6	322.4	(13.7)	318.5
Interest expense	5.6	79.3	9.3	26.1	0.3	120.6
Other (income) expense	(4.4)	(17.8)	(2.0)	6.8	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	150.9	—	27.1	(178.0)	—
Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	89.6	4.3	316.6	(192.4)	214.9
Provision (benefit) for income taxes	9.1	(17.9)	(2.7)	112.0	(2.2)	98.3
Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	107.5	7.0	204.6	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	1.4	55.3	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)
Net earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	107.5	8.4	258.4	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)
Net earnings (loss)	$(12.3)	$107.5	$ 8.4	$ 256.4	$ (194.4)	$ 165.6

Condensed Consolidating Statement of Operations
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4
Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7
Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5
Earnings from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2
Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)
Net earnings	$ 35.2	$ 37.1	$ —	$ 72.3

Condensed Consolidating Statement of Operations
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5
Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense, net	2.0	(2.8)	—	(0.8)
Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2
Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8
Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated companies	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5
Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5
Net earnings	$ 31.9	$ 22.0	$ —	$ 53.9

Condensed Consolidating Balance Sheet
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2005						
Assets						
Current assets:						
Cash and cash equivalents	$ 60.5	$ 112.5	$ 1.0	$ 71.0	$ —	$ 245.0
Receivables, net	3.8	6.4	63.5	523.8	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	91.4	390.5	2,339.1	(3,545.4)	64.2
Inventories, net	—	0.1	227.4	532.5	(6.6)	753.4
Other current assets	0.5	(35.8)	1.4	95.7	—	61.8
Total current assets	853.4	174.6	683.8	3,562.1	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	809.4	3,312.0	—	4,121.4
Due from affiliates	—	675.9	108.1	475.0	(1,259.0)	—
Investment in consolidated companies	2,700.4	1,805.6	—	3,019.6	(7,525.6)	—
Investment in nonconsolidated companies	—	—	2.6	319.8	—	322.4
Other assets	6.8	34.2	45.2	2,180.3	1.8	2,268.3
Total assets	$3,560.6	$2,690.3	$1,649.1	$12,868.8	$(12,324.8)	$8,444.0
Liabilities and Stockholders' Equity (Deficit)						
Current liabilities:						
Accounts payable and accrued liabilities	$ 13.0	$ 24.7	$ 110.1	$ 702.4	$ 0.9	$ 851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	(155.6)	45.5	1,455.3	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	26.9	—	174.5	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	737.9	521.0	896.7	(2,201.8)	—
Total current liabilities	64.7	633.9	679.0	3,249.9	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	1,853.5	13.8	241.4	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	130.8	8.0	1,102.7	(1,283.0)	8.5
Other noncurrent liabilities	0.1	292.9	178.2	1,324.3	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(240.7)	1.6	465.5	(204.6)	21.8
Stockholders' equity (deficit)	3,099.3	19.9	768.5	6,485.0	(7,159.2)	3,213.5
Total liabilities and stockholders' equity (deficit)	$3,560.6	$2,690.3	$1,649.1	$12,868.8	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2004				
Assets				
Current assets:				
Cash and cash equivalents	$ —	$ 10.1	$ —	$ 10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories, net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1
Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6
Total assets	$1,488.0	$ 748.2	$(365.7)	$1,870.5
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable and accrued liabilities	$ 141.2	$ 57.3	$ —	$ 198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8
Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders' equity (deficit)	1,111.8	(269.4)	—	842.4
Total liabilities and stockholders' equity (deficit)	$1,488.0	$ 748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows
(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Cash Flows from Operating Activities:						
Net cash provided by (used in) operating activities	$(857.8)	$ (459.0)	$(397.4)	$ 149.4	$ 1,898.5	$ 333.7
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(107.7)	(147.5)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	2.4	—	50.6	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	—	0.8	—	0.8
Other	—	(2.9)	7.2	1.8	—	6.1
Net cash used in investing activities	—	(0.5)	(114.8)	(99.8)	—	(215.1)
Cash Flows from Financing Activities:						
Payments of long-term debt	—	(1,170.3)	—	(44.8)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	891.4	—	138.3	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Due to Cargill, Incorporated and affiliates	550.7	868.7	513.2	(92.2)	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	(17.8)	—	—	—	(25.0)
Net cash provided by (used in) financing activities	918.3	572.0	513.2	1.3	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	—	10.0	—	10.0
Net change in cash and cash equivalents	60.5	112.5	1.0	60.9	—	234.9
Cash and cash equivalents-beginning of period	—	—	—	10.1	—	10.1
Cash and cash equivalents-end of period	$ 60.5	$ 112.5	$ 1.0	$ 71.0	$ —	$ 245.0

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 133.8	$ (12.3)	$—	$ 121.5
Cash Flows from Investing Activities				
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9
Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions from Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1
Net cash provided by financing activities	25.0	70.8	—	95.8
Effect of exchange rate changes on cash	—	(0.2)	—	(0.2)
Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents—beginning of period	—	7.8	—	7.8
Cash and cash equivalents—end of period	$ —	$ 10.1	$—	$ 10.1

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 58.5	$(27.0)	$—	$ 31.5
Cash Flows from Investing Activities				
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)
Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions from Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2
Net cash provided by financing activities	157.9	39.5	—	197.4
Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9
Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents - beginning of year	—	9.0	—	9.0
Cash and cash equivalents - end of year	$ —	$ 7.8	$—	$ 7.8

30. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS-PAP OTHER NOTES

Payment of the PLP Other Notes is fully and unconditionally guaranteed by Mosaic, Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Other Notes of PAP.

Condensed Consolidating Statement of Operations
(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Net sales	$ —	$ —	$1,704.6	$4,071.1	$(1,379.0)	$4,396.7
Cost of goods sold	—	—	1,628.4	3,618.3	(1,375.5)	3,871.2
Gross margin	—	—	76.2	452.8	(3.5)	525.5
Selling, general and administrative expenses	2.1	5.9	69.6	130.3	(0.9)	207.0
Other operating (income) expense	(0.1)	—	(5.0)	(6.0)	11.1	—
Operating earnings (loss)	(2.0)	(5.9)	11.6	328.5	(13.7)	318.5
Interest expense	5.6	6.4	9.3	99.0	0.3	120.6
Other (income) expense	(4.4)	15.3	(2.0)	(26.3)	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	—	—	178.0	(178.0)	—
Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	(27.6)	4.3	433.8	(192.4)	214.9
Provision (benefit) for income taxes	9.1	—	(2.7)	94.1	(2.2)	98.3
Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	(27.6)	7.0	339.7	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	1.4	55.3	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	(27.6)	8.4	393.5	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)
Net earnings (loss)	$(12.3)	$(27.6)	$ 8.4	$ 391.5	$ (194.4)	$ 165.6

Condensed Consolidating Statement of Operations
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4
Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7
Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5
Earnings (loss) from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2
Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)
Net earnings	$ 35.2	$ 37.1	$ —	$ 72.3

Condensed Consolidating Statement of Operations
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5
Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense	2.0	(2.8)	—	(0.8)
Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2
Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8
Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated companies	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5
Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5
Net earnings	$ 31.9	$ 22.0	$ —	$ 53.9

Condensed Consolidating Balance Sheet
(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2005						
Assets						
Current assets:						
Cash and cash equivalents	$ 60.5	$ —	$ 1.0	$ 183.5	$ —	$ 245.0
Receivables, net	3.8	—	63.5	530.2	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	(52.8)	390.5	2,483.3	(3,545.4)	64.2
Inventories, net	—	—	227.4	532.6	(6.6)	753.4
Other current assets	0.5	—	1.4	59.9	—	61.8
Total current assets	853.4	(52.8)	683.8	3,789.5	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	809.4	3,312.0	—	4,121.4
Due from affiliates	—	—	108.1	1,150.9	(1,259.0)	—
Investment in consolidated companies	2,700.4	93.1	—	4,732.1	(7,525.6)	—
Investment in nonconsolidated companies	—	—	2.6	319.8	—	322.4
Other assets	6.8	—	45.2	2,214.5	1.8	2,268.3
Total assets	$3,560.6	$ 40.3	$1,649.1	$15,518.8	$(12,324.8)	$8,444.0
Liabilities and Stockholders' Equity (Deficit)						
Current liabilities:						
Accounts payable and accrued liabilities	$ 13.0	$ (67.7)	$ 110.1	$ 794.8	$ 0.9	$ 851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	4.8	45.5	1,294.9	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	—	—	201.4	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	342.7	521.0	1,291.9	(2,201.8)	—
Total current liabilities	64.7	279.8	679.0	3,604.0	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	158.4	13.8	1,936.5	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	150.0	8.0	1,083.5	(1,283.0)	8.5
Other noncurrent liabilities	0.1	30.9	178.2	1,586.3	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(26.0)	1.6	250.8	(204.6)	21.8
Stockholders' equity (deficit)	3,099.3	(552.8)	768.5	7,057.7	(7,159.2)	3,213.5
Total liabilities and stockholders' equity (deficit)	$3,560.6	$ 40.3	$1,649.1	$15,518.8	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
As of May 31, 2004				
Assets				
Current assets:				
Cash and cash equivalents	$ —	$ 10.1	$ —	$ 10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories, net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1
Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6
Total assets	$1,488.0	$ 748.2	$(365.7)	$1,870.5
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable and accrued liabilities	$ 141.2	$ 57.3	$ —	$ 198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8
Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders' equity (deficit)	1,111.8	(269.4)	—	842.4
Total liabilities and stockholders' equity (deficit)	$1,488.0	$ 748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows
(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005						
Cash Flows from Operating Activities:						
Net cash provided by (used in) operating activities	$(857.8)	$(492.7)	$(397.4)	$ 183.1	$ 1,898.5	$ 333.7
Cash Flows from Investing Activities:						
Capital expenditures	—	—	(107.7)	(147.5)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	—	—	53.0	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	—	0.8	—	0.8
Other	—	—	7.2	(1.1)	—	6.1
Net cash used in investing activities	—	—	(114.8)	(100.3)	—	(215.1)
Cash Flows from Financing Activities:						
Payments of long-term debt	—	—	—	(1,215.1)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	—	—	1,029.7	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	550.7	492.7	513.2	283.8	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	—	—	(17.8)	—	(25.0)
Net cash provided by (used in) financing activities	918.3	492.7	513.2	80.6	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	—	10.0	—	10.0
Net change in cash and cash equivalents	60.5	—	1.0	173.4	—	234.9
Cash and cash equivalents-beginning of period	—	—	—	10.1	—	10.1
Cash and cash equivalents-end of period	$ 60.5	$ —	$ 1.0	$ 183.5	$ —	$ 245.0

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 133.8	$ (12.3)	$—	$ 121.5
Cash Flows from Investing Activities				
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9
Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions from Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1
Net cash provided by financing activities	25.0	70.8	—	95.8
Effect of exchange rate changes on cash	—	(0.2)	—	(0.2)
Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents—beginning of period	—	7.8	—	7.8
Cash and cash equivalents—end of period	$ —	$ 10.1	$—	$ 10.1

Condensed Consolidating Statement of Cash Flows
(In millions)

	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003				
Cash Flows from Operating Activities				
Net cash provided by (used in) operating activities	$ 58.5	$(27.0)	$—	$ 31.5
Cash Flows from Investing Activities				
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)
Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)
Cash Flows from Financing Activities				
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions by Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2
Net cash provided by financing activities	157.9	39.5	—	197.4
Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9
Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents—beginning of year	—	9.0	—	9.0
Cash and cash equivalents—end of year	$ —	$ 7.8	$—	$ 7.8

Quarterly Results (Unaudited)
In millions, except per share amounts

	Quarter				
	First	*Second*	*Third*	*Fourth*	*Year*
2005					
Net sales	$724.8	$1,077.7	$1,144.5	$1,449.7	$4,396.7
Gross margin	82.2	61.2	136.5	245.6	525.5
Operating earnings	57.0	12.3	72.7	176.5	318.5
Earnings (loss) before the cumulative effect of a change in accounting principle	43.1	(8.4)	38.8	94.1	167.6
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—	—	(2.0)
Net earnings / (loss)	$ 41.1	$ (8.4)	$ 38.8	$ 94.1	$ 165.6
Basic earnings (loss) per share:					
Earnings (loss) before cumulative effect of a change in accounting principle	$ 0.15	$ (0.03)	$ 0.10	$ 0.24	$ 0.49
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—	—	(0.01)
Basic net earnings (loss) per share	$ 0.14	$ (0.03)	$ 0.10	$ 0.24	$ 0.48
Diluted earnings (loss) per share:					
Earnings (loss) before cumulative effect of a change in accounting principle	$ 0.15	$ (0.03)	$ 0.09	$ 0.22	$ 0.47
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—	—	(0.01)
Diluted net earnings (loss) per share	$ 0.14	$ (0.03)	$ 0.09	$ 0.22	$ 0.46
Common stock prices:					
High	N/A	$ 17.56	$ 16.54	$ 13.42	
Low	N/A	$ 17.27	$ 16.21	$ 13.04	
2004					
Net sales	$547.4	$ 664.4	$ 553.2	$ 609.0	$2,374.0
Gross margin	25.8	43.2	51.8	56.8	177.6
Operating earnings	4.2	18.5	23.4	30.7	76.8
Net earnings	3.0	16.6	19.8	32.9	72.3
Basic net earnings per share	$ 0.01	$ 0.07	$ 0.08	$ 0.13	$ 0.29
Diluted net earnings per share	$ 0.01	$ 0.07	$ 0.08	$ 0.13	$ 0.29
Common stock prices	N/A	N/A	N/A	N/A	

The number of holders of record of common equity as of August 1, 2005 was 3,859 for common stock and one for Class B common stock.

We have not declared or paid dividends on our common stock.

[Quarterly Data—continued]

On October 22, 2004, Mosaic was formed through the Combination of IMC and CCN. For accounting purposes, the Combination was accounted for as a reverse acquisition with Cargill's contributed businesses, CCN, treated as the acquirer. Accordingly, the Combination was accounted for as a purchase business combination, using CCN's historical financial information and applying fair value estimates to the acquired assets and liabilities of IMC as of October 22, 2004. Beginning on October 23, 2004, the results of operations and financial condition of Mosaic Global Holdings are consolidated with CCN. Accordingly, all financial information presented in the quarterly results as of and for the year ended May 31, 2005 reflects the results of CCN from June 1, 2004 through October 22, 2004 and the consolidated results of CCN and Mosaic Global Holdings from October 23, 2004 through May 31, 2005. The data presented in the quarterly results for the prior fiscal year reflect the results of only CCN.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Five Year Comparison
In millions, except per share amounts

	2005	2004	2003	2002	2001
Statements of Operations Data:					
Net sales	$4,396.7	$2,374.0	$1,662.7	$1,508.9	$1,518.2
Cost of goods sold	3,871.2	2,196.4	1,503.5	1,341.4	1,436.2
Gross margin	525.5	177.6	159.2	167.5	82.0
Selling, general and administrative expenses	207.0	100.1	87.6	95.8	82.3
Other operating (income) expense	—	0.7	(0.8)	3.6	15.2
Operating earnings (loss)	318.5	76.8	72.4	68.1	(15.5)
Interest expense	120.6	29.2	41.2	42.8	46.7
Other (income) expense, net	(17.0)	7.5	2.2	7.5	1.3
Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	214.9	40.1	29.0	17.8	(63.5)
Income taxes expense (benefit)	98.3	2.2	3.8	(3.4)	(18.4)
Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	116.6	37.9	25.2	21.2	(45.1)
Equity in net earnings of nonconsolidated companies	55.9	35.8	25.7	8.2	8.0
Minority interest in net (earnings) losses of consolidated companies	(4.9)	(1.4)	2.5	0.2	0.1
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—	—	—
Discontinued operations, net of tax	—	—	0.5	2.0	3.2
Net earnings (loss)	$ 165.6	$ 72.3	$ 53.9	$ 31.6	$ (33.8)
Basic earnings (loss) per common share:					
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$ 0.49	$ 0.29	$ 0.22	$ 0.12	$ (0.14)
Discontinued operations, net of income taxes	—	—	—	0.01	0.01
Cumulative effect of a change in accounting principle	(0.01)	—	—	—	—
Basic net earnings (loss) per share	$ 0.48	$ 0.29	$ 0.22	$ 0.13	$ (0.13)
Basic weighted average number of shares outstanding	327.8	250.6	250.6	250.6	250.6
Diluted earnings (loss) per common share:					
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$ 0.47	$ 0.29	$ 0.22	$ 0.12	$ (0.14)
Discontinued operations, net of income taxes	—	—	—	0.01	0.01
Cumulative effect of a change in accounting principle	(0.01)	—	—	—	—
Diluted net earnings per share	$ 0.46	$ 0.29	$ 0.22	$ 0.13	$ (0.13)
Diluted weighted average number of shares outstanding	360.4	250.6	250.6	250.6	250.6
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 245.0	$ 10.1	$ 7.8	$ 9.0	$ 7.6
Total assets	8,444.0	1,870.5	1,618.2	1,400.9	1,409.9
Total debt (including current maturities)	2,660.1	42.4	57.5	64.9	81.5
Total liabilities	5,230.5	1,028.1	951.9	872.6	860.1
Total stockholder's equity	3,213.5	842.4	661.8	522.0	540.3
Other Financial Data:					
Depreciation and amortization	$ 219.3	$ 104.6	$ 87.8	$ 77.9	$ 74.9
Capital expenditures	255.2	162.1	119.2	89.3	87.2

We have not declared or paid cash dividends on our common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
The Mosaic Company:

Under date of August 4, 2005, we reported on the consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2005, which are included in the annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the annual report on Form 10-K. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in None 3 to the consolidated financial statements, the Company changed its policy to report its equity interest in the results of its Fertifos investment on a two-month lag effective June 1, 2004. Note 3 also discusses the Company's change to its inventory costing methodology, which was applied through the retroactive restatement of all periods presented.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
August 4, 2005

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended May 31, 2005, 2004 and 2003

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts[a]	Deductions	Balance at End of Period
		(In millions)			
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:					
Year ended May 31, 2003	$12.7	$1.8	$ —	$(5.6)	$ 8.9
Year ended May 31, 2004	8.9	0.6	—	(3.7)	5.8
Year ended May 31, 2005	5.8	1.6	10.0	(2.5)	14.9

(a) Includes amount recorded to goodwill as part of purchase accounting.

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts[a]	Deductions	Balance at End of Period
		(In millions)			
Income tax valuation allowance, deducted from deferred tax assets in the balance sheet:					
Year ended May 31, 2003	$ —	$16.7	$ —	$ —	$ 16.7
Year ended May 31, 2004	16.7	—	—	(13.4)	3.3
Year ended May 31, 2005	3.3	—	432.3	—	435.6

(a) Includes amount recorded to goodwill as part of purchase accounting.

Exhibit 31.1

Certification Required by Rule 13a-14(a)

I, Fredric W. Corrigan, Chief Executive Officer and President of The Mosaic Company, certify that:

1. I have reviewed this annual report on Form 10-K of The Mosaic Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 4, 2005

/s/ Fredric W. Corrigan

Fredric W. Corrigan
Chief Executive Officer and President
The Mosaic Company

Exhibit 31.2

Certification Required by Rule 13a-14(a)

I, **Lawrence W. Stranghoener, the Executive Vice President and Chief Financial Officer of The Mosaic Company**, certify that:

1. I have reviewed this annual report on Form 10-K of The Mosaic Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 4, 2005

/s/ Lawrence W. Stranghoener

Lawrence W. Stranghoener
Executive Vice President and Chief Financial Officer
The Mosaic Company

Exhibit 32.1

Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

I, Fredric W. Corrigan, the Chief Executive Officer and President of The Mosaic Company, certify that (i) the Annual Report on Form 10-K for the Year ended May 31, 2005 of The Mosaic Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of The Mosaic Company.

August 4, 2005

/s/ Fredric W. Corrigan

Fredric W. Corrigan
Chief Executive Officer and President
The Mosaic Company

Exhibit 32.2

Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

I, Lawrence W. Stranghoener, the Executive Vice President and Chief Financial Officer of The Mosaic Company, certify that (i) the Annual Report on Form 10-K for the Year ended May 31, 2005 of The Mosaic Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of The Mosaic Company.

August 4, 2005

/s/ Lawrence W. Stranghoener

Lawrence W. Stranghoener
Executive Vice President and Chief Financial Officer
The Mosaic Company

Shareholder and Board of Director Information

Board of Directors

F. Guillaume (Bassy) Bastiaens
Vice Chairman of Cargill, Incorporated
Committees: Environmental, Health and Safety (chair); Compensation

Raymond F. Bentele
Retired President and CEO of Mallinckrodt Inc.
Committees: Audit (chair); Corporate Governance and Nominating; Special Transactions

Fredric W. (Fritz) Corrigan
President and CEO

William R. Graber
Retired Senior Vice President and Chief Financial Officer of McKesson Corporation
Committees: Audit; Corporate Governance and Nominating

Robert L. Lumpkins
Vice Chairman and Chief Financial Officer of Cargill, Incorporated
Chairman of the Board of The Mosaic Company
Committees: Corporate Governance and Nominating

Harold H. MacKay
Of Counsel to the Law Firm MacPherson Leslie and Tyerman LLP
Committees: Corporate Governance and Nominating (chair); Special Transactions (chair)

David B. Mathis
Chairman of Kemper Insurance Companies
Committees: Audit; Compensation; Special Transactions

William T. Monahan
Retired Chairman of the Board, President and CEO of Imation Corporation
Committees: Compensation (chair); Audit

Douglas A. Pertz
Former Chairman and CEO of IMC Global Inc.
Committees: Compensation; Environmental, Health and Safety

James T. Prokopanko
Corporate Vice President of Cargill, Incorporated
Committees: Corporate Governance and Nominating; Environmental, Health and Safety

Steven M. Seibert
The Seibert Law Firm
Committees: Compensation; Environmental, Health and Safety

Corporate Headquarters

3033 Campus Drive
Suite E490
Plymouth, MN 55441
763.557.2700
800.918.8270
763.559.2860 fax

Stock Exchange

New York Stock Exchanges
Common stock symbol: MOS
Preferred stock symbol: MOSPRM

The annual certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted by the company on August 5, 2005.

Transfer Agent

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
877.777.0800

Independent Auditors

KPMG LLP
90 South Seventh Street
Minneapolis, MN 55402

Media Contact

Linda Thrasher
Vice President, Public Affairs
763.577.2864
763.577.2987 fax
media@mosaicco.com

Investor Contact

Douglas Hoadley
Vice President, Investor Relations
763.577.2867
763.577.2986 fax
investor@mosaicco.com

Website

www.mosaicco.com

Annual Meeting of Stockholders

Mosaic shareholders are invited to attend our 2005 annual meeting which will be held on Wednesday, October 5, 2005 at 10:00 a.m. Central Time. The meeting will be at the Radisson Hotel and Conference Center, 3131 Campus Drive, Plymouth, Minnesota 55441

10-K Report

Mosaic's 10-K Report, filed in August 2005 with the Securities and Exchange Commission, is available to stockholders and interested parties without charge by contacting Doug Hoadley.

Safe Harbor: Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Mosaic's plans and objectives to differ materially from those expressed in the forward-looking statements


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A portion of the paper (pages 1–20) in this report was manufactured entirely with wind energy.

Design: Paragraphs Design, Chicago


Mosaic

The Mosaic Company
3033 Campus Drive
Suite E490
Plymouth, MN 55441
800.918.8270
www.mosaicco.com




BAHIA DE TAMPA





